As filed with the Securities and Exchange Commission on June 6, 2007
Registration No. 333-142113
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HORSEHEAD HOLDING CORP.
(Exact name of Registrant as specified in its charter)

Delaware	3341	20-0447377
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification in Number)	(I.R.S. Employer Identification No.)

300 Frankfort Road
Monaca, PA 15061
(724) 774-1020
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Robert D. Scherich
Chief Financial Officer
Horsehead Holding Corp.
300 Frankfort Road
Monaca, PA 15061
(724) 774-1020
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

James S. Rowe
Gregory C. Vogelsperger
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
Telephone: (312) 861-2000
Telecopy: (312) 861-2200

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Registration
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Share(2)	Price(2)	Fee(2)(3)
Common Stock, par value $0.01 per share	29,860,436	$13.50	$403,115,836	$12,375.66

(1)	Pursuant to Rule 415 of the Securities Act, this registration statement also registers such additional shares of common stock as may become issuable to prevent dilution as a result of stock splits on similar transactions.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act, based on the sale price for the common stock in the Registrant’s private placement that closed on April 12, 2007. No exchange or over-the-counter market exists for the Registrant’s common stock.

(3)	Of this amount, $6,553.49 was previously paid in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED JUNE 6, 2007

29,860,436 Shares

Horsehead Holding Corp.

Common Stock

This prospectus relates to up to 29,860,436 shares of the common stock of Horsehead Holding Corp., which may be offered for sale by the selling stockholders named in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in a private placement. We are registering the offer and sale of the shares of common stock to satisfy registration rights we granted to the selling stockholders.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Because all of the shares being offered under this prospectus are being offered by selling stockholders and because prior to this offering, there has been no public market for our common stock, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. Prior to the date of this prospectus, shares of our common stock have traded on The PORTAL Market. The last trade of our common stock on The PORTAL Market was on May 31, 2007 at a price of $15.25 per share. We have applied to list our common stock on The Nasdaq Global Select Market and, if our common stock is approved for listing, we expect that the prices at which the selling stockholders may sell shares will be at prevailing market prices on that market or at privately negotiated prices. If we have not been approved for listing prior to the effectiveness of the registration statement of which this prospectus is a part, we expect that the prices at which the selling stockholders may sell shares will be at prevailing prices on The PORTAL Market or at privately negotiated prices.

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 8 for a discussion of certain risk factors that you should consider before investing in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated          , 2007

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with different information. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operation and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus in its entirety, including the risks discussed in the “Risk Factors” section and the financial information contained herein, before making an investment decision. Unless otherwise indicated or required by the context, as used in this prospectus, the terms “Company,” “we,” “our” and “us” refer to Horsehead Holding Corp. and all of its subsidiaries. Our historical financial performance, as set out in this prospectus, may not be indicative of our future performance.

Our Business

We are a leading U.S. producer of specialty zinc and zinc-based products with production and/or recycling operations at six facilities in five states. Our products are used in a wide variety of applications, including in the galvanizing of fabricated steel products and as components in rubber tires, alkaline batteries, paint, chemicals and pharmaceuticals. We believe that we are the largest refiner of zinc oxide and Prime Western (“PW”) zinc metal, a grade of zinc containing a minimum of 98.5% zinc, in North America. We believe we are also the largest North American recycler of electric arc furnace (“EAF”) dust, a hazardous waste produced by the steel mini-mill manufacturing process. We, together with our predecessors, have been operating in the zinc industry for more than 150 years.

While we vary our raw material inputs, or feedstocks, based on cost and availability, we generally produce our zinc products using nearly 100% recycled zinc, including zinc recovered from our four EAF dust recycling operations located in four states. We believe that our ability to convert recycled zinc into finished products results in lower feed costs than for smelters that rely primarily on zinc concentrates. Our four EAF dust recycling facilities also generate service fee revenue from steel mini-mills by providing a convenient and safe means for recycling their EAF dust.

During 2006, we sold approximately 315.3 million pounds of zinc products, generally priced at amounts based on premiums to zinc prices on the London Metals Exchange (“LME”). For the year ended December 31, 2006, we generated sales and net income of $488.6 million and $54.5 million, respectively, and for the three months ended March 31, 2007, we generated sales and net income of $146.3 million and $26.9 million, respectively.

Products and Services

Zinc Metal (49.5% of 2006 sales).  We manufacture a range of grades and sizes of zinc metal. Most of our zinc metal is produced as PW zinc and is used to coat or galvanize steel. Our PW zinc is produced primarily in ingot and slab form and we believe it offers superior coating properties to those of other forms of zinc metal used for galvanizing, including special high grade (“SHG”) zinc, a high-purity grade of zinc containing a minimum of 99.99% zinc, made by our competitors.

Zinc Oxide (38.5% of 2006 sales).  We produce over 50 grades of zinc oxide with varying purities, particle sizes and customer-specific formulations, as well as an array of post-production treatments. Our customers use zinc oxide in a variety of applications, including as components of tires, paint and pharmaceuticals.

EAF Dust Recycling Services (8.8% of 2006 sales).  We receive and recycle EAF dust generated by steel mini-mill operators, for which we receive a service fee.

Other Products (3.2% of 2006 sales).  Our other products include zinc and copper-based powders, primarily used in general chemical and metallurgical applications, zinc dust, primarily used in corrosion-resistant coatings and other chemical applications, iron-rich material, a co-product of the EAF dust recycling process that is used primarily in construction materials and water treatment, and excess power generated by our power plant. Our zinc and copper powders tend to command higher margins than our other zinc products and we expect they will account for an increasing percentage of our sales in the near future. We reassumed control of operations and maintenance responsibilities at our power plant in September 2006, which we believe will result in increased sales of excess power.

Competitive Strengths

Leading Market Positions and Strategically Located Recycling Facilities

We believe that we are the largest refiner of zinc oxide and PW zinc metal in North America, based on volume, and we also believe that we are the largest North American recycler of EAF dust. In addition, our four company-owned EAF dust recycling facilities are strategically located near major electric arc furnace operators, reducing transportation costs and enhancing our ability to compete effectively with other means of EAF dust disposal.

Strong Relationships with Diverse Customer Base

We believe that our superior product quality, reputation for on-time delivery and competitive pricing enable us to maintain strong relationships with a broad base of customers in each of our end markets. We have supplied zinc oxide to eight of our current ten largest zinc oxide customers for over ten years, and we believe that we are the sole or primary supplier of zinc to most of our customers. Since we are the only recycler of EAF dust in the U.S., we now recycle EAF dust for seven of the world’s ten largest electric arc furnace operators based on 2006 production volume.

Low-Cost Feedstock Sources

We believe that we are the only zinc producer in North America with the proven ability to refine zinc metal and zinc oxide using 100% recycled zinc feedstocks. Our use of large amounts of recycled feedstock reduces our exposure to increases in LME zinc prices and increases our operating margins during periods of high zinc prices on the LME.

Proven, Proprietary Technology with Flexible Processes

Since our recycling process converts EAF dust into saleable products, our customers generally face less exposure to environmental liabilities from EAF dust, which the EPA classifies as a listed hazardous waste, than if they disposed of their EAF dust in landfills. In addition, we believe our zinc smelter and refinery in Monaca, Pennsylvania is unique in its ability to refine zinc using almost any form of zinc-bearing feedstock, which allows us to vary our feedstock based on the LME price of zinc.

Favorable Market Trends

The LME price of zinc rose from $0.58 per pound on December 31, 2004 to $1.73 per pound on June 5, 2007. Current industry analysts forecast that continued growth in global demand and historically low zinc stocks will cause these favorable zinc market conditions to continue through 2007. In addition, we believe that steel mini-mill production, the principal source of EAF dust used in our recycling operations, will continue to grow by approximately 2-3% per year through 2010, further increasing both the market for our EAF dust recycling operations and our potential access to low-cost zinc feedstock.

Strong, Experienced Management Team

Our six-member senior management team collectively has over 150 years of experience in zinc- and metal-related industries. James M. Hensler, our Chief Executive Officer, joined us in early 2004, and has since established a culture of continuous improvement, safety and operational excellence, which has led to significant cost reductions and productivity improvements.

Business Strategy

Continue to Focus on Production Efficiencies and Operating Cost Reductions

We have reduced our manufacturing costs by increasing our usage of low-cost feedstock, reducing our energy consumption, streamlining our organizational structure and implementing “Six Sigma” (a business process improvement methodology) initiatives, and we intend to continue to focus on these and similar initiatives in the future. We have also implemented initiatives that we believe will result in approximately $1.5 million of annual energy cost savings, at current energy prices.

Expand EAF Dust Recycling Capacity

We estimate that EAF dust generated by steel mini-mill producers will increase by approximately 2–3% annually through 2010, and we believe that steel mini-mill operators increasingly will rely on recyclers rather than landfills to manage this increased output. In order to meet this expected growth, we are building and intend to place into production by the end of 2007 a new kiln with an annual EAF dust recycling capacity of 80,000 tons. We are also evaluating other capacity expansion projects.

Expand Production Capacity for Existing Zinc Products

We expect to increase our zinc smelter production output from approximately 140,000 tons to 168,000 tons by the end of 2009 through a series of operational enhancements that involve capital expenditures ranging from $4 million to $5 million in the aggregate. We also intend to expand our capacity to produce zinc oxide and have recently expanded our capacity to produce Special Special High Grade, (“SSHG”), zinc metal, a high-purity grade of zinc, by converting existing refining capacity at our Monaca facility. Our additional production capacity will allow us to capitalize on the expansion we are anticipating in the zinc oxide market.

Continue to Reduce Exposure to Commodity Price Fluctuations

We sourced approximately 56% of our zinc feedstock in 2006, representing approximately 24% (9%, net of EAF dust service fees, which are reflected as sales in our consolidated statements of income) of our 2006 operating costs, from our EAF dust recycling operations, which feedstock is not impacted by changes in LME prices. We will continue to evaluate our zinc price hedging alternatives for 2008 and years thereafter, considering the costs and benefits in light of the commodity price environment, hedging transaction costs, and the extent to which we are able to increase the percentage of zinc we acquire from our recycling operations.

Pursue New Markets and Applications

We intend to continue to identify and pursue new markets and applications for our products. For example, we are currently testing new, higher-margin applications for iron-rich material, a co-product of EAF dust recycling, such as use as a passive water-treatment medium at coal mining sites that have acidic mine drainage and as a daily cover or base material for municipal landfills to reduce ground water contamination.

Our History

We, together with the previous owners of our assets, have been operating in the zinc industry for more than 150 years. Horsehead Industries, Inc. (“HII”) was formed as a result of several purchases of assets and entities that substantially form our existing company. In 2002, record-low zinc prices, production inefficiencies, high operational costs and legacy environmental costs associated with prior owners/operators of our facilities caused HII to file for Chapter 11 bankruptcy protection. An affiliate of Sun Capital Partners, Inc. (together with its affiliates, “Sun Capital”) purchased substantially all of the operating assets and assumed limited liabilities of HII in December 2003 pursuant to a sale order under Section 363 of the U.S. Bankruptcy Code. Sun Capital assisted us in hiring our current chief executive officer and chief financial officer in 2004, and since that time we have implemented significant operational improvements as well as experienced significantly improved industry conditions.

Our Challenges

In addition to our competitive strengths and business strategies, you should also consider the following challenges we face. Our industry is highly cyclical, and the prices of and demand for zinc metal and our zinc-based products are subject to wide fluctuations. In addition, many of the principal consumers of zinc metal and zinc-based products operate in industries that themselves are heavily dependent on general economic conditions, which could exacerbate these fluctuations in the prices of and demand for our products. Our zinc products also compete with other materials in many of their applications, and any reductions in long-term demand would slow our growth. We also face intense competition from regional, national and global providers of zinc metal and zinc-based products, and the growth of any of those competitors could reduce our market share and negatively impact our operating results. For additional information on these and other risks relating to our business and an investment in our common stock, see “Risk Factors” beginning on page 8.

Recent Developments

On April 12, 2007, we completed the private placement of 13,973,862 shares of our common stock (including 1,822,678 shares pursuant to the exercise of an over-allotment option) at a price to investors of $13.50 per share. Friedman, Billings, Ramsey & Co., Inc. served as the initial purchaser and placement agent and received discounts and commissions of $0.95 per share. The aggregate net proceeds of the offering, after deducting aggregate discounts and commissions of $13,205,300, were $175,441,837. We used the net proceeds of the offering primarily to repurchase an aggregate of 6,213,076 shares of our common stock and to redeem outstanding warrants, all of which were fully exercisable, for 5,938,108 shares of our common stock, including warrants exercisable for fractional shares, in each case held by our pre-November 2006 stockholders, at a price equal to $12.55 per share, plus a portion of the interest that accrued in an escrow account established to hold the offering proceeds pending regulatory approval of the transaction, and less, in the case of warrants, the applicable exercise price. We refer to these transactions, collectively, as the “April Transactions.”

Corporate Information

Horsehead Holding Corp. is incorporated under the laws of the State of Delaware. Our principal executive offices are located at 300 Frankfort Road, Monaca, Pennsylvania 15061-2295, and our telephone number is (724) 774-1020. Our website is www.horsehead.net. The information on our website is not part of this prospectus.

The Offering

Issuer	Horsehead Holding Corp.

Common stock offered by the selling stockholders	29,860,436 shares

Common stock to be outstanding before and after this offering	29,860,436 shares

Dividend policy	We currently do not have any plans to declare or pay dividends following the completion of this offering, but we will continue to evaluate the possibility of declaring and paying one-time special cash dividends to our stockholders under appropriate circumstances. The declaration and payment of any future dividends will be at the discretion of our board of directors, subject to our actual future earnings and capital requirements, and contractual and legal restrictions. See “Dividend Policy.”

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Trading	Our common stock is currently eligible for trading on The PORTAL Market. We have applied to have our common stock listed on The Nasdaq Global Select Market under the symbol “ZINC.”

Risk Factors	For a discussion of factors you should consider in making an investment, see “Risk Factors.”

References in this prospectus to the number of shares offered and the number of shares to be outstanding after this offering do not include 2,043,488 shares subject to outstanding options at a weighted average exercise price of $7.88 per share.

Summary Historical Financial and Other Information

The summary historical financial information set forth below as of December 31, 2005 and 2006 and for the fiscal years ended December 31, 2004, 2005 and 2006 has been derived from, and should be read together with, our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus, which statements have been audited by Grant Thornton LLP. The summary historical financial information set forth below as of March 31, 2006 and 2007 and for the three months ended March 31, 2006 and 2007 has been derived from, and should be read together with, our unaudited consolidated financial statements included elsewhere in this prospectus, and in the opinion of management, such financial data contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited consolidated financial data.

The following summary consolidated financial data should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
	(In thousands, except zinc price data)
				(unaudited)

Statement of income (loss) data:
Net sales	$213,117	$269,669	$488,592	$88,329	$146,283
Cost of sales (excluding depreciation)	196,122	238,975	352,037	72,359	95,370
Depreciation	6,269	7,179	8,536	1,869	2,563
Selling, general and administrative expenses	9,689	9,630	31,294	3,182	3,410

Total costs and expenses	212,080	255,784	391,867	77,410	101,343
Income from operations	1,037	13,885	96,725	10,919	44,940
Interest expense — net	(4,328)	(9,014)	(9,551)	(2,095)	(2,600)
Other income	—	300	—	—	—

Income (loss) before income taxes	(3,291)	5,171	87,174	8,824	42,340
Income tax provision (benefit)	(1,311)	2,024	32,717	3,328	15,437

Net income (loss)	$(1,980)	$3,147	$54,457	$5,496	$26,903

Balance sheet data (at end of period):
Cash and cash equivalents		$553	$958	$1,214	$11,639
Working capital		3,746	58,863	9,763	82,536
Property, plant and equipment, net		58,081	63,794	58,086	67,013
Total assets		132,623	205,706	141,175	226,778
Total long-term debt, less current maturities		44,741	58,225	44,796	57,771
Stockholders’ equity		3,791	49,994	9,287	77,067
Cash flow statement data:
Operating cash flow	$(8,045)	$854	$15,627	$(734)	$32,625
Investing cash flow	(1,604)	(6,000)	(14,249)	(1,875)	(5,782)
Financing cash flow	2,059	3,377	(973)	3,270	(16,162)
Other data:
Tons of zinc product shipped	155	165	158	39	42
Average LME zinc price(1)	$0.48	$0.63	$1.48	$1.02	$1.57

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
	(In thousands, except zinc price data)
				(unaudited)

Capital expenditures	3,481	9,123	14,249	1,875	5,782
EBITDA(2)	7,306	21,364	105,261	12,788	47,503
Depreciation and amortization	6,478	8,380	9,504	2,043	2,860

(1)	Average LME zinc price represents the average of each closing LME price for zinc on a dollars per pound basis during the measured period, as compiled by CRU.

(2)	EBITDA represents net income (loss) before interest, taxes and depreciation and amortization. We have included EBITDA in this prospectus because it is a basis upon which our management assesses our operating performance. EBITDA is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities. The use of EBITDA instead of income (loss) from operations has limitations as an analytical tool, including the inability to determine profitability, as well as the exclusion of interest expense and associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the capital expenditures needed to maintain our businesses. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA only supplementally. Our management believes EBITDA is useful to investors because it enables investors to evaluate how management views our businesses and because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies like ours. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following is a reconciliation of net income (loss) to EBITDA:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Net income (loss)	$(1,980)	$3,147	$54,457	$5,496	$26,903
Income tax provision (benefit)	(1,311)	2,024	32,717	3,328	15,437
Interest expense	4,328	9,014	9,551	2,095	2,600
Depreciation	6,269	7,179	8,536	1,869	2,563

EBITDA	$7,306	$21,364	$105,261	$12,788	$47,503

RISK FACTORS

You should carefully consider the risks described below as well as the other information contained in this prospectus before making an investment decision. In addition to the risks described below, there may be additional risks and uncertainties not currently known to us or that we currently deem to be immaterial that may become material risks. Any of these risks could materially affect our businesses, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to Our Business

The metals industry is highly cyclical. Fluctuations in the availability of zinc metal and in levels of customer demand have historically been severe, and future changes and/or fluctuations could cause us to experience lower sales volumes, which would negatively impact our profit margins.

The metals industry is highly cyclical. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions, levels of industry capacity and availability of usable raw materials. The overall levels of demand for our zinc metal and zinc-based products reflect fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in North America and regional economic conditions in our markets. For example, many of the principal consumers of zinc metal and zinc-related products operate in industries, such as transportation, construction or general manufacturing, that themselves are heavily dependent on general economic conditions, including the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. These cyclical shifts in our customers’ industries tend to result in significant fluctuations in demand and pricing for our products and services. As a result, in periods of recession or low economic growth, metals companies, including ours, have generally tended to under-perform other industries. We generally have high fixed costs, so changes in industry demand that impact our production volume also can significantly impact our profit margins and our overall financial condition. Economic downturns in the national and international economies or a prolonged recession in our principal industry segments have had a negative impact on our operations and those of our predecessor in the past, and could have a negative impact on our future financial condition or results of operations.

Changes in the prices of zinc metal and zinc-related products will have a significant impact on our operating results and financial condition.

We derive most of our revenue from the sale of zinc and zinc-based products. Changes in the market price of zinc impact the selling prices of our products, and therefore our profitability is significantly affected by decreased zinc prices. Market prices of zinc are dependent upon supply and demand and a variety of factors over which we have little or no control, including:

•	U.S. and world economic conditions;

•	availability and relative pricing of metal substitutes;

•	labor costs;

•	energy prices;

•	environmental laws and regulations;

•	weather; and

•	import and export restrictions.

Declines in the price of zinc have had a negative impact on our operations in the past, and could have a negative impact on our future financial condition or results of operations. In 2002, record low zinc prices, together with high operational and legacy environmental costs and inefficiencies, caused our predecessor, HII, to file for Chapter 11 bankruptcy protection. Market conditions beyond our control determine the prices for our products, and the price for any one or more of our products may fall below our production costs, requiring us to either incur short-term losses and/or idle or permanently shut down production capacity. Market prices for zinc may decrease substantially, and therefore our operating results may be significantly harmed.

Some of our products and services are vulnerable to long-term declines in demand due to competing technologies or materials, which would significantly reduce our sales.

Our zinc products compete with other materials in many of their applications. For example, our zinc is used by steel fabricators in the hot dip galvanizing process, in which steel is coated with zinc in order to protect it from corrosion. Steel fabricators also can use paint, which we do not sell, for corrosion protection. Demand for our zinc as a galvanizing material may shift depending on how customers view the respective merits of hot dip galvanizing and paint. In addition, some of our customers may reduce or eliminate their usage of PW grade zinc metal because it contains a small amount of lead, and may switch to other grades of zinc metal that we do not produce.

In addition, because zinc prices have recently been at historical highs, consumers of zinc may have additional incentives to invest in the development of technologically viable substitutes for zinc and zinc-based products. Similarly, customers may develop ways to manufacture their products by using less zinc-based material than they do currently. If one or more of our customers successfully identifies alternative products that can be substituted for our zinc products, or finds ways to reduce their zinc consumption, our sales to those and other customers would likely decline.

Demand for our EAF dust recycling operations may decline to the extent that steel mini-mill producers identify less expensive or more convenient alternatives for the disposal of their EAF dust or if the U.S. EPA were to no longer classify EAF dust as a listed hazardous waste. We may in the future face increased competition from other EAF dust recyclers or from landfills implementing more effective disposal techniques. Furthermore, our current recycling customers may seek to capitalize on the value of the EAF dust produced by their operations, and may seek to recycle their dust themselves, or reduce the price they pay to us for, the dust they deliver to us. Any of these developments would have an adverse effect on our financial results.

We may be unable to compete effectively against manufacturers of zinc products in one or more of our markets, which would limit our market share and/or reduce our sales and our operating profit margins.

We face intense competition from regional, national and global companies in each of the markets we serve, where we face also the potential for future entrants and competitors. We compete on the basis of product quality, on-time delivery performance and price, with price representing a more important factor for our larger customers and for sales of standard zinc products than for smaller customers and customers to whom we sell zinc-based value-added products. Our competitors include other independent zinc producers as well as vertically integrated zinc companies that mine and produce zinc. Some of our competitors have substantially greater financial and other resources than we do. In addition, we estimate that our products comprised only approximately 11% of total zinc consumption in the United States in 2006, and several of our competitors have greater market share than we do. Our competitors may also foresee the course of market development more accurately than we do, sell products at a lower cost than we can and/or adapt more quickly to new technologies or industry and customer requirements. We operate in a global marketplace, and zinc metal imports now represent approximately 70% of United States zinc metal consumption. In the future, foreign zinc metal producers may develop new ways of packaging and transporting zinc metal that could mitigate the freight cost and other shipping limitations that we believe currently limit their ability to more fully penetrate the U.S. zinc market. If our customers in any of the end-user markets we serve were to shift their production outside the United States and Canada, then those customers would likely source zinc overseas, and, as a result, our net sales and results of operations would be adversely affected. If we cannot compete other than by reducing prices, we may lose market share and suffer reduced profit margins. If our competitors lower their prices, it could inhibit our ability to compete for customers with higher value-added sales and could lead to a reduction in our sales volumes and profit. If our product mix changed as a result of competitive pricing, it could have an adverse impact on our gross margins and profitability.

If we fail to implement our business strategy, our financial condition and results of operations could be materially and adversely affected.

Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. For example, factors such as increased competition, legal and regulatory developments, general economic conditions or increased operating costs could prevent us from increasing our capacity, implementing further productivity improvements or continuing to enhance our business and product mix.

An important part of our strategy is to grow our business by expanding our capacity to produce zinc oxide and increase the volume of EAF dust that we process. We currently plan to invest in both the conversion of an existing refining column at our Monaca facility and the construction of a new kiln. We may also undertake additional capacity expansion projects. We may need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion on acceptable terms. Our construction costs may also increase to levels that would make our facilities unprofitable to operate. Our planned capacity expansions may also suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from completing our expansion plans as currently expected. Our expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from our existing operations. In addition, even if we can implement our strategy, expansion in the zinc oxide market, increased sales to various industries, including the alkaline battery industry, and projected increases in EAF dust recycling may not materialize to the extent we expect, or at all, resulting in unutilized capacity. Any failure to successfully implement our business strategy, including for any of the above reasons, could materially and adversely affect our financial condition and results of operations. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

Work stoppages and other labor matters could interrupt our production or increase our costs, either of which would negatively impact our operating results.

As of March 31, 2007, we had 1,016 employees, 795, or 78%, of whom were covered by union contracts. Six of the nine collective bargaining agreements to which we are a party are scheduled to expire in the next 12 months. We may be unable to resolve any of these contract negotiations without work stoppages or significant increases in costs, which could have a material adverse effect on our financial condition, cash flows and operating results. We may be unable to maintain satisfactory relationships with our employees and their unions, and we may encounter strikes, further unionization efforts or other types of conflicts with labor unions or our employees which may interfere with our production or increase our costs, either of which would negatively impact our operating results. A collective bargaining agreement with respect to workers at our Palmerton, Pennsylvania plant recently expired, and we were not able to finalize a new agreement prior to the date of expiration. Unionized workers voted to strike, effective May 1, 2007. The strike ended on May 15, 2007 following the finalization of a new collective bargaining agreement. Because of the short duration of the strike and because our contingency plans worked effectively, the strike did not have a material adverse effect on our receipt of EAF dust from our customers or the production of zinc calcine to be fed to the Monaca smelter. However, a strike at another one of our facilities, or a strike that was longer in duration, could have a material adverse effect on our ability to produce our products and meet customer demands, which would have an adverse impact on our operating results.

Equipment or power failures, delays in deliveries or catastrophic loss at any of our facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our net income.

An interruption in production or service capabilities at any of our six production facilities as a result of equipment or power failure or other reasons could limit our ability to deliver products to our customers, reducing our net sales and net income and potentially damaging relationships with our customers. Any significant delay in deliveries to our customers could lead to increased returns or cancellations, damage to our reputation and/or permanent loss of customers. Any such production stoppage or delay could also require us to make unplanned capital expenditures. Furthermore, because many of our customers are, to varying degrees, dependent on deliveries from our facilities, customers that have to reschedule their own production due to our missed deliveries could pursue financial claims against us. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, adverse weather conditions or other events. We have experienced, and may experience in the future, periods of reduced production as a result of repairs that are necessary to our kiln, smelting and refinery operations. If any of these events occur in the future, they could have a material adverse effect on our business, financial condition or results of operations. Our insurance policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from, among other things, physical damage, business interruptions and product liability.

Fluctuations in the cost or availability of electricity, coke, coal and/or natural gas would lead to higher manufacturing costs, thereby reducing our margins and limiting our cash flows from operations.

Energy is one of our most significant costs, comprising approximately $60 million of our cost of sales in 2006. Our kilns rely on electricity and natural gas in order to operate, our freight operations depend heavily on the availability of diesel fuel, and our Monaca power plant uses coal to generate electricity for our operations in that facility. Energy prices, particularly for electricity, natural gas, coal, coke and diesel fuel, have been volatile in recent years and currently exceed historical averages. These fluctuations impact our manufacturing costs and contribute to earnings volatility. We estimate that a hypothetical 10% increase in electricity, natural gas and diesel fuel costs would have reduced our income from operations by approximately $4 million for fiscal 2006. In addition, in the event of an interruption in the supply of coal to our power plant at our Monaca facility, that facility would be required to purchase electricity, which may not be available, and would be subject to the same risks related to an increase in electricity costs. In addition, at most of our facilities we do not maintain sources of secondary power, and therefore any prolonged interruptions in the supply of energy to our facilities could result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. We have experienced rolling power outages in the past, and any future outages would reduce our production capacity, reducing our net sales and potentially impacting our ability to deliver products to our customers.

If we were to lose order volumes from any of our major customers, our sales could decline significantly and our cash flows may be reduced.

In 2006, our ten largest customers were responsible for 42% of our consolidated sales. A loss of order volumes from, or a loss of industry share by, any major customer could negatively affect our financial condition and results of operations by lowering sales volumes, increasing costs and lowering profitability. In addition, several of our customers have become involved in bankruptcy or insolvency proceedings and have defaulted on their obligations to us in recent years. We may be required to record significant additional reserves for accounts receivable from customers which may have a material impact on our financial condition, results of operations and cash flows.

In addition, approximately 29% of our 2006 zinc product shipments by volume were to customers who do not have long-term contractual arrangements with us. These customers purchase products and services from us on a purchase order basis and may choose not to continue to purchase our products and services. The loss of these customers or a significant reduction in their purchase orders could have a negative impact on our sales volume and business.

Our operations are subject to numerous federal and state statutes that regulate the protection of the health and safety of our employees, and changes in health and safety regulation could result in significant costs, which would reduce our margins and adversely affect our cash flow from operations.

We are subject to the requirements of the U.S. Occupational Safety and Health Act (“OSHA”), and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We are also subject to federal and state laws regarding operational safety. Costs and liabilities related to worker safety may be incurred and any violation of health and safety laws or regulations could impose substantial costs on us. Possible future developments, including stricter safety laws for workers or others, regulations and enforcement policies and claims for personal injury or property damages resulting from our operations could result in substantial costs and liabilities that could reduce the amount of cash that we would otherwise have to distribute or use to service our indebtedness or further enhance our business.

Litigation related to worker safety may result in significant liabilities and limit our profitability.

We may be involved in claims and litigation filed on behalf of persons alleging injury predominantly as a result of occupational exposure to substances at our facilities. It is not possible to predict the ultimate outcome of these claims and lawsuits due to the unpredictable nature of personal injury litigation. If these claims and lawsuits, individually or in the aggregate, were finally resolved against us, our results of operations and cash flows could be adversely affected.

We are subject to stringent environmental regulation, which may cause us to incur significant costs and liabilities that could materially harm our operating results.

Our business is subject to a wide variety of environmental regulations and our operations expose us to a wide variety of potential environmental liabilities. For example, we recycle EAF dust, which is listed and regulated as a hazardous waste under the EPA’s solid waste Resource Conservation and Recovery Act (“RCRA”). Our failure to properly process and handle EAF dust could result in significant liability for us, including, among other things, costs for health-related claims or for removal or treatment of hazardous substances. In addition, as part of the asset purchase out of bankruptcy, we inherited several environmental issues of our predecessor at our Palmerton facility cited in a 1995 EPA and Pennsylvania Department of Environmental Protection (“PADEP”) consent decree. We have established a reserve in the amount of $8.3 million, as of March 31, 2007, to cover the cost of removal of lead concentrate contained within three buildings at our Palmerton facility, as well as the construction of a storage building for calcine kiln feed materials at our Palmerton facility and closures related to RCRA at our Bartlesville facility. We also may incur costs related to future compliance with “Maximum Achievable Control Technology” (“MACT,”) air emission regulations relating to industrial boilers as well as future MACT regulations relating to the non-ferrous secondary metals production category, and these costs may be material. In addition, Pennsylvania is considering regulations with respect to mercury emission regulations that are more stringent than federal MACT regulations in this area, and any such regulations may result in additional ongoing compliance expenditures. Our total cost of environmental compliance at any time depends on a variety of regulatory, technical and factual issues, some of which cannot be anticipated. Additional environmental issues could arise, or laws and regulations could be passed and promulgated, resulting in additional costs, which our reserves may not cover and which could materially harm our operating results.

Our hedging strategies may fail to protect us from changes in the prices for natural gas, coal and zinc, which could reduce our gross margin and cash flow.

We pursue various hedging strategies, including entering into forward purchase contracts, in order to reduce our exposure to losses from adverse changes in the prices for natural gas, coal and zinc. Our hedging activities vary in scope based upon the level and volatility of natural gas, coal and zinc prices and other changing market conditions. Our hedging activity may fail to protect or could harm our operating results because, among other things:

•	hedging can be expensive, particularly during periods of volatile prices;

•	available hedges may not correspond directly with the risks that we are seeking to protect ourselves against;

•	the duration of the hedge may not match the duration of the risk that we are seeking to protect ourselves against; and

•	the counterparty to a hedging transaction may default on its obligation to pay or deliver under the forward contract.

Our assets were acquired out of bankruptcy and our financial condition and results of operations will not be comparable to those of our predecessor.

In 2002, HII, our predecessor, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. We purchased the assets that comprise our business on December 23, 2003 in accordance with a sale order, and we applied purchase accounting as of the date of the acquisition. Accordingly, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in the historical financial statements of HII, which lack of comparability may make it difficult for you to assess our historical performance.

We depend on the service of key individuals, the loss of whom could materially harm our business.

Our success will depend, in part, on the efforts of our executive officers and other key employees listed under the heading “Management—Directors and Executive Officers and Key Employees,” none of whom are covered by key person insurance policies. These individuals possess sales, marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our executive officers or other key employees, our business, results of operations and financial condition may be negatively impacted. Moreover, the market for qualified individuals may be highly competitive and we may not be able to attract and retain qualified personnel to succeed members of our management team or other key employees, should the need arise.

We may not be able to protect our intellectual property, particularly our proprietary technology related to the recycling of EAF dust and the smelting of recycled zinc, and our market share and results of operations could be harmed.

We rely upon proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. Our competitors could gain knowledge of our know-how or trade secrets, either directly or through one or more of our employees or other third parties. If one or more of our competitors can use or independently develop such know-how or trade secrets, our market share, sales volumes and profit margins could be adversely affected.

We depend on third parties for transportation services, and their failure to deliver raw material to us or finished products to our customers could increase our costs and harm our reputation and operating results.

We rely primarily on third parties for transportation of the products we manufacture, as well as the delivery of EAF dust to our recycling plants and other raw materials, including recycled zinc, to our Monaca production facility. In particular, a substantial portion of the raw materials we use is transported by railroad, which is highly regulated. If any of our third-party transportation providers were to fail to deliver our products in a timely manner, we may be unable to sell those products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials to us in a timely manner, we may be unable to meet customer demand. In addition, if any of these third parties were to cease operations or cease doing business with us, we may be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could disrupt our operations, harm our reputation and have a material adverse effect on our financial condition and operating results.

Risks Relating to this Offering

An active market for our common stock may not develop and the market price for shares of our common stock may be highly volatile and be subject to wide fluctuations.

Prior to the date of this prospectus, we were a private company and there was no public market for our common stock. An active market for our common stock may not develop or may not be sustained. The liquidity of any such market that may develop or the price that our stockholders may obtain for their shares of our common stock is uncertain.

Even if an active trading market develops, the market for common stock has historically been subject to disruptions that have caused substantial volatility in the prices of these securities, which may not have corresponded to the business or financial success of the particular company. We cannot assure you that the market for the shares of our common stock will be free from similar disruptions. Any such disruptions could have an adverse effect on stockholders. In addition, the price of the shares of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of market analysts and investors.

Some specific factors that may have a significant effect on the market price of the shares of our common stock include:

•	actual or expected fluctuations in our operating results;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	changes in general economic conditions or conditions in our industry generally;

•	changes in conditions in the financial markets;

•	our inability to raise additional capital;

•	increases in our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	changes in market prices for our products or for our raw materials; and

•	changes in stock market analyst research and recommendations regarding the shares of our common stock, other comparable companies or our industry generally.

As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the price you paid for such shares.

An active trading market for our common stock may not develop, which would limit your ability to dispose of your investment in our common stock.

We have applied to list our common stock on The Nasdaq Global Select Market (the “NASDAQ”). If our common stock is approved for listing or inclusion on the NASDAQ, we will have no prior trading history, and thus it is not possible to determine the prices or volumes at which our common stock would trade. If we are not approved for listing on NASDAQ, you will only be able to trade your shares in the PORTAL Market or in privately negotiated transactions. Whether we are listed on NASDAQ or not, an active and liquid trading market for our common stock may not develop, which would limit your ability to dispose of shares of our common stock. In addition, if an active market does not develop, we would have more difficulty attracting the attention of market analysts to cover us in their research, which may further limit the liquidity of our common stock.

We do not have any current plan to pay, and are restricted in our ability to pay, any dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock increases.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay regular cash dividends on our common stock in the near future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial conditions, current and anticipated cash needs and plans for expansion. The declaration and payment of any dividends on our common stock will also be restricted by the terms of our credit facilities. As a result, your only opportunity to achieve a return on your investment in us will be if the price of our common stock increases and if you are able to sell your shares at a profit. You may not be able to sell shares of our common stock at a price that exceeds the price that you pay.

Provisions of our amended certificate of incorporation and by-laws could delay or prevent a takeover of us by a third party and may prevent attempts by stockholders to replace or remove our current management.

Provisions in our amended certificate of incorporation and by-laws and of Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change our management and board of directors. Our amended certificate of incorporation and by-laws:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	classify the board of directors into staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	require super-majority voting by our stockholders to effect amendments to provisions of our amended certificate of incorporation concerning the number of directors;

•	require super-majority voting by our stockholders to effect any stockholder-initiated amendment to any provision of our by-laws;

•	limit who may call special meetings of our stockholders;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for stockholder nominations of candidates for election to the board of directors or for stockholder proposals that can be acted upon at annual meetings of stockholders; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and limit the return, if any, you are able to achieve on your investment in us. See “Description of Capital Stock.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this prospectus and in any public statements we make may turn out to be incorrect, possibly to a material degree. Such statements can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors should also understand that it is not possible to predict or identify all the risks and uncertainties that could affect future events and should not consider the following list to be a complete statement of all potential risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	the cyclical nature of the metals industry;

•	changes in the prices of and demand for zinc metal and zinc-related products;

•	competition from other companies in our industry;

•	failure to implement our business strategy;

•	work stoppages and other labor matters;

•	equipment failures, delays in deliveries or catastrophic loss at any of our facilities;

•	increases in the cost of electricity, coke, natural gas and/or other fuels;

•	loss of order volume from our customers;

•	costs of compliance with changes in environmental laws and health and safety regulations;

•	failure of our hedging strategy to protect us;

•	loss of any of our key executives; and

•	failure to protect our intellectual property.

The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of the risks of an investment in our common stock. We note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.

INDUSTRY AND MARKET DATA

This prospectus includes information regarding our industry and markets, including our estimated market share in sectors in which we compete. This information is derived from independent industry publications, including CRU International, Inc. (“CRU”) as well as estimates based on our management’s industry and market knowledge, including information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. All references to “tons” in this prospectus are to short tons (2,000 pounds), and all references to “tonnes” are to metric tons (2,204 pounds).

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.

DIVIDEND POLICY

We currently do not have any plans to declare or pay dividends, but we will continue to evaluate the possibility of declaring and paying cash dividends to our stockholders under appropriate circumstances. The declaration and payment of any future dividends will be at the discretion of our board of directors, subject to our actual future earnings and capital requirements, and contractual and legal restrictions. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. In addition, our outstanding senior secured credit facility and second lien financing facility limit our ability to pay dividends, and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. See “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth, as of March 31, 2007, our cash and cash equivalents and capitalization. This table should be read in conjunction with our consolidated financial statements and the related notes thereto; the sections, “Selected Historical Consolidated Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” and other financial information that is included elsewhere in this prospectus.

Actual(1)
(In thousands)

Cash and cash equivalents	$11,639
Long-term debt (including current portion):
Senior secured first lien credit facility(2)	5,834
Second lien facility	57,605
Beaver County term loan	224

Total debt	63,663
Stockholders’ equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 22,025,576 shares issued and outstanding)	220
Additional paid-in capital	23,603
Retained earnings	53,244

Total stockholders’ equity	77,067

Total capitalization	$140,730

(1)	On April 12, 2007, we completed the private placement of 13,973,862 shares of our common stock at a price of $13.50 per share. We used the net proceeds of the offering primarily to repurchase 6,213,076 shares of our common stock and outstanding warrants, which were fully vested and exercisable, for 5,938,108 shares of our common stock, including warrants exercisable for fractional shares. Giving effect to these transactions as if they had taken place on March 31, 2007, our cash and cash equivalents and stockholders’ equity would each have increased by approximately $20.0 million.

(2)	As of March 31, 2007, amounts outstanding under our senior secured first lien credit facility included:

•	no amounts outstanding under the revolving credit facility, which has a maturity date of July 15, 2010; and

•	$5.8 million outstanding under the Tranche B Special Accommodation Advance, which has a maturity date of January 1, 2008.

As of March 31, 2007, we had approximately $59.5 million of borrowings available under our revolving credit facility.

INSTITUTIONAL TRADING AND HOLDERS OF OUR COMMON STOCK

Institutional Trading

Prior to the date of this prospectus, there has been no public market for our common stock. However, certain qualified institutional buyers of our common stock in the private placement have traded our common stock on The PORTAL Market®, which facilitates the listing of unregistered securities to be resold under Rule 144A of the Securities Act among qualified institutional buyers. After the date of this prospectus, these qualified institutional buyers may continue to trade in our common stock on The PORTAL Market®. The last trade of our common stock on The PORTAL Market® was reported on May 31, 2007 at a price of $15.25 per share, which may not be indicative of the prices at which our stock will trade in the future.

Holders of Our Stock

At the close of business on May 31, 2007, there were 29,860,436 shares of our common stock outstanding held by 432 stockholders of record.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION

On December 23, 2003, we acquired substantially all of the assets of our business from HII in a sale under Section 363 of the U.S. Bankruptcy Code. See “Business — Our History.” We have derived the selected historical consolidated financial information set forth below as of and for the year ended December 31, 2002 from the audited consolidated financial statements of HII, which are not included in this prospectus. The financial statements of HII for 2003 were not audited, and we have therefore derived the financial information for the period from January 1, 2003 to December 23, 2003 from HII’s unaudited consolidated financial statements, which are not included in this prospectus. The consolidated statements of HII as of and for the periods ended December 31, 2002 and December 23, 2003, labeled as “Predecessor” below, contain certain assets and liabilities that were not acquired by us. These included, as of December 23, 2003, restricted cash of $4.3 million, accrued expenses of $4.9 million, notes payable of $1.6 million, long-term defined benefit pension and other post-employment benefit liabilities of $4.5 million and liabilities subject to compromise of $184.7 million. Since we acquired substantially all of the assets of our predecessor, there are no separate results of operations associated with the assets and liabilities not acquired. Because of the significant differences in assets and liabilities included in our predecessor’s and our financial statements, our predecessor’s financial results as of and for the periods ended December 31, 2002 and December 23, 2003 are not directly comparable to ours and are not necessarily indicative of or useful for the evaluation of our current or future results.

We have derived the financial information as of December 31, 2003 and 2004 from our audited consolidated balance sheets for such dates, which are not included elsewhere in this prospectus. We have derived the selected historical consolidated financial information for the period from December 24, 2003 to December 31, 2003 from our unaudited consolidated financial statements for such period, which are not included in this prospectus. We have derived the selected historical consolidated financial information as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the selected historical consolidated financial information as of March 31, 2006 and 2007 and for the three months ended March 31, 2006 and 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus, and in the opinion of management, such financial data contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited consolidated financial data.

The selected historical consolidated financial and other information presented below is condensed and may not contain all of the information that you should consider. You should read this information in conjunction with the consolidated financial statements of us and our predecessor, including, where applicable, the related notes, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in this prospectus.

	Predecessor(1)
		January 1	December 24
	Year ended	to	to				Three months
	December 31,	December 23,	December 31,	Year ended December 31,			ended March 31,
	2002	2003	2003	2004	2005	2006	2006	2007
		(unaudited)	(unaudited)				(unaudited)
	(In thousands, except for LME price data)
Statement of income (loss) data:
Net Sales	$190,552	$178,246	$5,222	$213,117	269,669	488,592	88,329	146,283
Cost of sales (excluding depreciation)	194,961	187,872	5,478	196,122	238,975	352,037	72,359	95,370
Depreciation	17,457	14,326	118	6,269	7,179	8,536	1,869	2,563
Selling, general and administrative expenses	13,827	11,818	99	9,689	9,630	31,294	3,182	3,410

Total costs and expenses	226,245	214,016	5,695	212,080	255,784	391,867	77,410	101,343
Income (loss) from operations	(35,693)	(35,770)	(473)	1,037	13,885	96,725	10,919	44,940
Interest expense — net	(8,719)	(4,438)	(76)	(4,328)	(9,014)	(9,551)	(2,095)	(2,600)
Other income (expense)(3)	(30,277)	(48,446)	259	—	300	—	—	—

Income (loss) before income taxes	(74,689)	(88,654)	(290)	(3,291)	5,171	87,174	8,824	42,340
Income tax provision (benefit)	110	160	(8)	(1,311)	2,024	32,717	3,328	15,437

Net income (loss)	$(74,799)	$(88,814)	$(282)	$(1,980)	$3,147	$54,457	$5,496	$26,903

Balance sheet data (at end of period):		(unaudited )					(unaudited)
Cash and cash equivalents	$2,389	$1,232	$9,912	$2,322	$553	$958	$1,214	$11,639
Working capital	14,789	6,978	9,958	2,063	3,746	58,863	9,763	82,536
Property, plant and equipment, net	113,358	52,771	56,525	55,137	58,081	63,794	58,086	67,013
Total assets	174,693	97,374	108,582	108,287	132,623	205,706	141,175	226,778
Total long-term debt, less current maturities	—	—	48,038	42,360	44,741	58,225	44,796	57,771
Stockholders’ equity (deficiency)	(69,938)	(151,352)	1,648	(5)	3,791	49,994	9,287	77,067
Cash flow statement data:
Operating cash flow				$(8,045)	$854	$15,627	$(734)	$32,625
Investing cash flow				(1,604)	(6,000)	(14,249)	(1,875)	(5,782)
Financing cash flow				2,059	3,377	(973)	3,270	(16,162)
Other data:
Tons of zinc product shipped				155	165	158	39	42
Average LME zinc price(2)				$0.48	$0.63	$1.48	$1.02	$1.57
Capital expenditures				3,481	9,123	14,249	1,875	5,782
Depreciation and amortization				6,478	8,380	9,504	2,043	2,860

(1)	See qualifying language on previous page regarding our predecessor’s results.

(2)	Average LME zinc price equals the average of each closing LME price for zinc on a dollars per pound basis during the measured period, as compiled by CRU.

(3)	For the period January 1 to December 23, 2003, other income (expense) includes a loss of $54,895 to reduce the carrying value of long-lived assets to their estimated fair value as of December 23, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the other sections of this prospectus, including “Business” and “Selected Historical Consolidated Financial and Other Information,” as well as our consolidated financial statements, including the notes thereto. The statements in this discussion and analysis regarding industry outlook, our expectations regarding our future performance and our liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. See the “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied in any forward-looking statements due to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.”

Overview

Our History

We are a leading U.S. producer of specialty zinc and zinc-based products. Our products are used in a wide variety of applications, including in the galvanizing of fabricated steel products and as components in rubber tires, alkaline batteries, paint, chemicals and pharmaceuticals. We believe that we are the largest refiner of zinc oxide and PW zinc metal in North America. We believe we are also the largest North American recycler of EAF dust, a hazardous waste produced by the steel mini-mill manufacturing process. We, together with our predecessors, have been operating in the zinc industry for more than 150 years.

While we vary our raw material inputs, or feedstocks, based on cost and availability, we generally produce our zinc products using nearly 100% recycled zinc, including zinc recovered from our EAF dust recycling operations. We believe that our ability to convert recycled zinc into finished products results in lower feed costs than for smelters that rely primarily on zinc concentrates. Our four EAF dust recycling facilities also generate service fee revenue from steel mini-mills by providing a convenient and safe means for recycling their EAF dust.

Prior to December 24, 2003, HII operated our business. In 2002, record-low zinc prices, production inefficiencies, high operational costs and legacy environmental costs associated with prior owners/operators of our facilities caused HII to file for Chapter 11 bankruptcy protection. We purchased substantially all of the operating assets of HII in December 2003 pursuant to a Sale Order under Section 363 of the U.S. Bankruptcy Code. For more information, see “Business — Our History.”

Factors Affecting Our Operating Results

Market Price for Zinc.  Since we generate the substantial majority of our net sales from the sale of zinc and zinc-based products, our operating results depend greatly on the prevailing market price for zinc. Our principal raw materials are zinc extracted from recycled EAF dust and other zinc-bearing secondary materials that we purchase from third parties. Costs to acquire and recycle EAF dust, which, during 2006, comprised approximately 56% of our raw materials, are not directly impacted by fluctuations in the market price of zinc on the LME. However, the cost for the remaining portion of our raw materials is directly impacted by changes in the market price of zinc. The price of our finished products is also impacted directly by changes in the market price of zinc, which can result in rapid and significant changes in our monthly revenues. Zinc prices experienced a period of general decline between 2000 and 2004, primarily due to increased exports from China and declines in global zinc consumption. During 2004, however, zinc prices began to recover, primarily due to increases in global zinc demand, including in China, and to declines in global production due to closed or permanently idled zinc mining and smelting capacity.

Demand for Zinc-Based Products.  We generate revenue from the sale of zinc metal, zinc oxide, zinc- and copper-based powders, as well as from the collection and recycling of EAF dust. For the periods covered in this discussion and analysis, North American consumption of PW zinc metal (the grade of zinc metal in which we specialize) and zinc oxide (the value-added zinc-based product from which we generate the most net sales on an historical basis) has increased. Because of the need to perform additional maintenance on key equipment that was deferred due to our predecessor’s financial difficulties, we have not been able to produce at capacity to take full advantage of this consumption increase. The table below illustrates historical sales volumes and revenues for each of the zinc products and EAF dust:

	Volumes			U.S. Sales/Unit
	2004	2005	2006	2004	2005	2006
	(Tonnes, in thousands)			(In thousands)

Product:
Zinc Products	155	165	158	$1,014	$1,284	$2,750
EAF Dust	505	498	504	$82	$86	$85

Cost of Sales (excluding depreciation).  Our cost of sales consists principally of raw material, energy and labor costs. In 2006, approximately 68% of our operating costs were feedstock-related and approximately 32% were conversion-related. Other components of cost of sales include transportation costs, as well as other general manufacturing expenses. The main factors that influence our cost of sales as a percentage of net sales are fluctuations in zinc prices, production volumes and efficiencies, energy costs and our ability to implement cost control measures aimed at improving productivity. In 2006, approximately 44% of our feedstocks, representing 44% of our total operating costs, were zinc-related and were typically purchased at a discount to the LME price. LME-based feedstocks include top dross, bottom dross, skims and zinc concentrates. The table below illustrates the sources of our feedstock in 2006 and their relative discounts to the LME price:

		Percentage of 2006
	Percentage of 2006	Total Operating		LME	Discount to
Zinc Feedstock	Total Feedstock(1)	Costs(2)		Correlation	LME Price

EAF Dust	56%	9	%(3)	No	89	%(3)
Top Dross	8%	8%		Yes	17%
Bottom Dross	8%	8%		Yes	26%
Skims	26%	26%		Yes	37%
Zinc Concentrate	2%	2%		Yes	44%

(1)	On a tons-of-zinc contained basis.

(2)	Cost of sales less depreciation and cost of brokered metal purchases.

(3)	Net of EAF dust service fees.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses consist of all sales and marketing expenditures, as well as administrative overhead costs, such as salary and benefit costs for sales personnel and administrative staff, expenses related to the use and maintenance of administrative offices, other administrative expenses, including expenses relating to logistics and information systems and legal and accounting expense, and other selling expenses, including travel costs. Salary and benefit costs historically have comprised the largest single component of our selling, general and administrative expenses, excluding management services fees paid to an affiliated company, totaling approximately 70% of such expenses in fiscal 2006. Selling, general and administrative expenses as a percent of net sales historically have been impacted by changes in salary and benefit costs, as well as by changes in sales volumes.

Public Company Expenses and Public Company Requirements

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. The expenses that we will incur in future periods in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. In addition, Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting by December 31, 2008. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by the December 31, 2008 deadline, if we fail to develop and maintain effective controls and procedures, we may be subject to sanction by the SEC and/or we may be unable to provide financial information in a timely and reliable manner, which would have a negative impact on our company and the per share price of our common stock.

Trends Affecting Our Business

Our operating results are and will be influenced by a variety of factors, including:

•	LME price of zinc

•	gain and loss of customers;

•	pricing pressures from competitors;

•	decline in use of zinc products;

•	expansions into new products and expansion of our capacity, which requires us to incur costs prior to generating revenues;

•	expenditures required to comply with environmental and other operational regulations;

•	ability to transition to a public company; and

•	our operational efficiency improvement programs.

We have experienced fluctuations in our sales and operating profits in recent years due to fluctuations in zinc prices. Historically, zinc prices have been extremely volatile, and we expect that volatility to continue. For example, the LME price of zinc rose from $0.58 per pound on December 31, 2004 to $1.96 per pound at the end of fiscal 2006. Changes in zinc pricing have impacted our sales volumes, since the prices of the products we sell are based primarily on LME zinc prices, and they have impacted our costs of production, since the prices of many of our feedstocks are based on LME zinc prices. Therefore, since a large portion of our sales and a portion of our expenses are affected by the LME zinc price, we expect that changing zinc prices will continue to impact our operations and financial results in the future and any significant drop in zinc prices will negatively impact our results of operations.

Since 2004, our management has been focused on opportunities to improve our results of operations by improving operational efficiencies. We have reduced our manufacturing costs by increasing our usage of low-cost feedstock, reducing our energy consumption, streamlining our organizational structure and implementing “Six Sigma” — based process improvement initiatives, and we intend to continue to focus on these and similar initiatives in the future. Our ability to capitalize on these and other efficiency improvements will help us to improve our margins. Our management is also focused on increasing our EAF dust recycling capabilities, in order to capture opportunities created by the expansion in the EAF dust recycling market that we anticipate.

Our zinc products compete with other materials in many of their applications, and in some cases our customers may shift to new processes or products. For example, our zinc is used by steel fabricators in the hot dip galvanizing process, in which steel is coated with zinc in order to protect it from corrosion. Demand for our zinc as a galvanizing material may shift depending on how customers view the respective merits of hot dip galvanizing and paint. Our ability to anticipate shifts in product usage and to produce new products to meet our current and future customers’ needs will significantly impact our operating results. We also face intense competition from regional, national and global providers of zinc based producers, and the growth of any of those competitors could reduce our market share and negatively impact our operating results.

Finally, our business is subject to a wide variety of environmental and other regulations and our operations expose us to a wide variety of potential liabilities. Our total cost of environmental compliance at any time depends on a variety of regulatory, technical and factual issues, some of which cannot be anticipated. Changes in regulations and/or our failure to comply with existing regulations can result in significant capital expenditure requirements or penalties.

Summary of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. Note B to the audited consolidated financial statements contained in this prospectus contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions. We believe that of our significant accounting policies, the following are noteworthy because they are based on estimates and assumptions that require complex, subjective judgments by management, which can materially impact our reported results. Changes in these estimates or assumptions could materially impact our financial condition and results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant items requiring the use of management estimates and assumptions relate to inventory reserves, bad debt reserves, environmental and asset retirement obligations, workers’ compensation liabilities, reserves for contingencies and litigation and fair value of financial instruments. We base our estimates on our historical experience and our expectations of the future and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

Principles of Consolidation

Our consolidated financial statements include the accounts of Horsehead Holding Corp., Horsehead Intermediary Corp., Horsehead Corporation and Chestnut Ridge Railroad Corp. (“Chestnut Ridge”). Intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

We recognize revenues from the sale of finished goods at the point of passage of title or risk of loss, which is generally at the time of shipment. Our service fee revenue is generally recognized at the time of receipt of EAF dust, which we collect from steel mini-mill operators. Chestnut Ridge recognizes revenue in the same period it provides rail service to its customers.

The components of net sales for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
	(In thousands)

Zinc material goods	$163,239	$219,091	$432,344
Services	41,247	42,696	42,859
Other	8,631	7,882	13,389

	$213,117	$269,669	$488,592

Shipping and Handling Fees and Costs

We classify all amounts billed to a customer in a sales transaction related to shipping and handling as revenue. We record shipping and handling costs related to finished goods in cost of sales. Shipping and handing costs related to service fees are recorded as an offset to revenue.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of less than 90 days when purchased to be cash equivalents.

Accounts Receivable

The majority of our accounts receivable are due from customers primarily in the steel, rubber and galvanizing industries. Credit is extended based on an evaluation of a customer’s financial condition. Generally collateral is not required. Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, the customer’s current ability to pay its obligation to us, and the condition of the general economy and industry as a whole. We write off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The provisions for bad debt expense for fiscal 2006, 2005 and 2004 were $0.6 million, $0.1 million and $0.1 million, respectively.

Inventories

Inventories, which consist primarily of zinc bearing materials, zinc products and supplies and spare parts, are valued at the lower of cost or market using a moving average cost method. Raw materials are purchased, as well as produced from the processing of EAF dust. Supplies and spare parts inventory used in the production process are purchased. Work-in-process and finished goods inventories are valued based on the costs of raw materials plus applicable conversion costs, including depreciation and overhead costs relating to associated process facilities.

Zinc is traded as a commodity on the LME and, accordingly, product inventories are subject to price fluctuations. When reviewing inventory for the lower of cost or market, we consider decreases in the LME zinc price subsequent to the end of the year.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method. Ordinary maintenance and repairs are expensed as incurred; replacements and betterments are capitalized if they extend the useful life of the related asset. The estimated useful lives of property, plant and equipment are as follows:

Buildings, land and building improvements	5 - 20 years
Machinery and equipment	3 - 20 years

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review the carrying value of our long-lived assets for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. If expected future undiscounted cash flows are less than asset carrying values, we would compare the fair value of those assets to their carrying value and recognize an impairment loss for the excess of the carrying value over the fair value, if any. Fair value would be determined based upon a discounted cash flow valuation. There were no impairment write-downs charged to operations during fiscal 2006, 2005, or 2004.

Environmental Obligations

We accrue for costs associated with environmental obligations when such costs are probable and reasonably estimated. Accruals for estimated costs are generally undiscounted and are adjusted as further information develops or circumstances change.

Insurance Claim Liabilities

We accrue for costs associated with self-insured retention under certain insurance policies (primarily workers’ compensation) based on estimates of claims, including projected development, from information provided by the third party administrator and the insurance carrier. Accruals for estimated costs are undiscounted and are subject to change based on development of such claims.

Asset Retirement Obligations

In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”) and Financial Accounting Standards Board (“FASB”) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143 (“FIN 47”), the fair values of asset retirement obligations are recognized in the period they are incurred if a reasonable estimate of fair value can be made. Asset retirement obligations primarily relate to environmental remediation at two of our locations. The liability is estimated based upon cost studies prepared to estimate environmental remediation upon closure and for purposes of obtaining state permits to operate the facilities. The liability is discounted using our estimated credit-adjusted risk free interest rate.

Income Taxes

We account for income taxes using the provisions of SFAS No. 109, Accounting for Income Taxes.  Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their respective financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Stock-Based Compensation

We have a stock-based compensation plan and an equity incentive plan which are more fully described in Note M to our audited consolidated financial statements. We adopted SFAS No. 123R, Accounting for Stock-Based Compensation, as revised (“SFAS 123R”), as of January 1, 2006. Accordingly, employee stock options granted on or after January 1, 2006 are expensed over the option vesting period, based on the estimated fair value of the award on the date of grant using the Black-Scholes option-pricing model. We previously used the minimum value method as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), for pro forma disclosure purposes and, therefore, as required have applied the provisions of SFAS 123R on a prospective basis.

Prior to January 1, 2006, we accounted for options issued under the plan under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees. Under these provisions, stock-based employee compensation was not reflected in net income in the accompanying consolidated financial statements as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the grant date.

There would have been an insignificant impact on net income if the fair value method of accounting for stock-based employee compensation as set forth in SFAS 123 had been applied to recognize compensation costs for these stock options.

Financial Instruments

The following methods are used to estimate the fair value of our financial instruments:

•	Cash and cash equivalents, accounts receivable, notes payable due within one year, accounts payable and accrued expenses approximate their fair value due to the short-term nature of these instruments.

•	Term loans and the revolver approximate their fair value as they bear interest at variable rates indexed to market rates of interest.

We enter into certain financial swap instruments that are carried at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). We recognize changes in fair value within the consolidated statements of income as they occur. In addition, we also have entered into certain financial option instruments that are also carried at fair value under SFAS 133, with subsequent changes in fair value recognized within the consolidated statements of income (see Note N to our audited consolidated financial statements).

We do not purchase, hold or sell derivative financial instruments unless we have an existing asset or obligation or anticipate a future activity that is likely to occur and will result in exposing us to market risk. We use various strategies to manage our market risk, including the use of derivative instruments to limit, offset or reduce such risk. Derivative financial instruments are used to manage well-defined commodity price risks from our primary business activity. The fair values of derivative instruments are based on valuations provided by third parties.

We are exposed to credit loss in cases where counter-parties with which we have entered into derivative transactions are unable to pay us when they owe us funds as a result of agreements with them. To minimize the risk of such losses, we use highly rated counter-parties that meet certain requirements. We currently do not anticipate that any of our counter-parties will default on their obligations to us.

Recently Issued Accounting Pronouncements

We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2007. As required by FIN 48, which clarifies FASB Statement 109, Accounting for Income Taxes, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied FIN 48 to all tax positions for which the statute of limitations remained open. Based on our analysis, we concluded that the implementation of FIN 48 had no effect on our recorded tax assets or liabilities upon adoption and through March 31, 2007. Consequently no cumulative effect adjustment was recorded as of January 1, 2007.

We also adopted FASB Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities as of January 1, 2007. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. We have historically accounted for such activities using the direct expense method, which is still permitted and therefore the adoption of FSP AUG AIR-1 had no impact on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines “fair value”, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement does not change existing accounting rules governing what can or what must be recognized and reported at fair value in our financial statements, or disclosed in the notes to our financial statements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of our adoption of SFAS 157.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to chose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of our adoption of SFAS 159.

Results of Operations

The following table sets forth the percentages of sales that certain items of operating data constitute for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales (excluding depreciation)	92.0	88.6	72.1	81.9	65.2
Depreciation	2.9	2.7	1.7	2.1	1.8
Selling, general and administrative expenses	4.5	3.6	6.4	3.6	2.3

Income (loss) from operations	0.5	5.1	19.8	12.4	30.7
Interest expense	2.0	3.3	2.0	2.4	1.8
Other income (expense)	—	0.1	—	—	—

Income (loss) before income taxes	(1.5)	1.9	17.8	10.0	28.9
Income tax provision (benefit)	(0.6)	0.7	6.7	3.8	10.5

Net income (loss)	(0.9)%	1.2%	11.1%	6.2%	18.4%

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Net Sales.  Net sales increased $58.0 million, or 66%, to $146.3 million for the three months ended March 31, 2007, compared to $88.3 million for the three months ended March 31, 2006. The net increase was a result of a $58.3 million improvement in price realization, due primarily to the LME average zinc price for the first quarter of fiscal 2007 exceeding the first quarter of fiscal 2006, and a $1.7 million increase in by-product and miscellaneous sales. A significant portion of our zinc product shipments are priced based on prior months’ LME average zinc price. Consequently, changes in the LME average zinc price are not fully realized until subsequent periods. The LME average zinc prices for the fourth quarter of 2005 and 2006 were $0.74 and $1.91 per pound, respectively. The LME average zinc price for the first quarter 2007 was $1.57 per pound, or $0.55 per pound higher than the first quarter 2006 average price of $1.02 per pound. Approximately $6.3 million of the increase in our net sales was the result of a mark to market adjustment on various hedging instruments we employed to hedge the selling prices of a portion of our expected zinc production. The adjustment for the three months ended March 31, 2006 was $6.7 million compared to an adjustment of $0.4 million for the three months ended March 31, 2007. Offsetting our increases in net sales was a sales volume decrease of $8.3 million.

Net sales of zinc metal increased $19.2 million, or 46%, to $60.8 million for the three months ended March 31, 2007, compared to $41.6 million for the three months ended March 31, 2006. The increase was attributable to a $24.6 million improvement in price realization due primarily to the higher LME average zinc price during the three months ended March 31, 2007, partially offset by a sales volume decrease of $5.4 million. The improvement in price realization reflects 124%, or $0.68 per pound, of the increase in the average LME zinc price from the three months ended March 31, 2006.

Net sales of zinc oxide increased $32.4 million, or 89%, to $68.9 million for the three months ended March 31, 2007, compared to $36.5 million for the three months ended March 31, 2006. The increase was attributable to a $32.6 million improvement in price realization due primarily to the higher LME average zinc price during the three months ended March 31, 2007, partially offset by a sales volume decrease of $0.2 million. The improvement in price realization reflects 144%, or $0.79 per pound, of the increase in the average LME zinc price from the first quarter of the prior year.

Net sales of zinc and copper-based powder rose $0.3 million, or 11%, to $2.9 million for the three months ended March 31, 2007, from $2.6 million for the three months ended March 31, 2006. Increases in prices accounted for $0.8 million of the improvement while lower sales volumes offset the increase by $0.5 million.

Revenues from EAF dust recycling decreased by $1.9 million, or 16%, to $9.7 million for the three months ended March 31, 2007, compared to $11.6 million for the three months ended March 31, 2006.

Decreased volumes caused revenues to decline by $2.2 million reflecting reduced output of EAF dust by the producers during the quarter. A 3% increase in price realization on EAF dust recycling for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 resulted in an increase in net sales of $0.3 million.

Cost of sales (excluding depreciation).  Cost of sales increased $23.0 million, or 32%, to $95.4 million for the three months ended March 31, 2007, compared to $72.4 million for the three months ended March 31, 2006. As a percentage of net sales, cost of sales was 65% for the three months ended March 31, 2007 as compared to 82% for the three months ended March 31, 2006. The increase in cost of sales over the three months ended March 31, 2006 was driven primarily by a $15.5 million increase in purchased feed costs and a $6.3 million increase in conversion costs led largely by a $3.7 million increase in labor and maintenance costs. Our decreased shipping volume reduced cost of sales by $4.3 million.

Depreciation.  Depreciation expense increased $0.7 million, or 37%, to $2.6 million for the three months ended March 31, 2007, compared to $1.9 million during the three months ended March 31, 2006, primarily reflecting increased capital expenditures during the twelve months ended March 31, 2007.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased $0.2 million, or 6%, to $3.4 million for the three months ended March 31, 2007, compared to $3.2 million the three months ended March 31, 2006. The results for the three months ended March 31, 2007 include a FAS 123(R) non-cash charge for stock based compensation in the amount of $0.3 million for options granted during the quarter.

Interest expense.  Interest expense increased $0.5 million, or 24%, to $2.6 million for the three months ended March 31, 2007, compared to $2.1 million for the three months ended March 31, 2006. The increase is attributable to our slightly higher debt levels and associated variable interest rates in the three months ended March 31, 2006.

Income tax provision.  Our income tax provision was $15.4 million for the three months ended March 31, 2007, compared to $3.3 million for the three months ended March 31, 2006. Our effective tax rates were 36.5% and 37.7% for the three months ended March 31, 2007 and March 31, 2006, respectively.

Net income.  For the reasons described above, our net income increased $21.4 million, or 389%, to $26.9 million for the three months ended March 31, 2007, compared to $5.5 million for the three months ended March 31, 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net sales.  Net sales increased $218.9 million, or 81%, to $488.6 million during fiscal 2006, compared to $269.7 million during fiscal 2005. The net increase was attributable to increased price realization of $233.7 million due primarily to higher LME average zinc prices in fiscal 2006 and a $6.8 million increase in by-product and miscellaneous sales, partially offset by a sales volume decrease of $8.4 million. Net sales were reduced by a $13.2 million fair value adjustment to various hedging instruments we employed to hedge the selling prices of a portion of our expected zinc production. The LME average zinc price increased 137% or $0.86 per pound, to $1.49 per pound in fiscal 2006 from $0.63 per pound in fiscal 2005. Under certain of our contractual agreements, significant zinc product shipments are priced based on prior months’ LME average zinc price. Consequently, changes in the LME average zinc price are not fully realized until subsequent periods.

Net sales for zinc metal increased $135.2 million, or 126%, to $242.0 million during fiscal 2006, compared to $106.8 million during fiscal 2005. The increase was attributable to a $137.2 million improvement in price realization due primarily to the higher LME average zinc price, partially offset by a $2.0 million decrease in tons shipped. The improvement in price reflects 97%, or $0.83 per pound, of the increase in the average LME zinc price from the prior year.

Net sales for zinc oxide increased $84.8 million, or 82%, to $187.9 million during fiscal 2006, compared to $103.1 million during fiscal 2005. The increase is primarily attributable to higher price realization during fiscal 2006, which accounted for $92.5 million of the difference. The improvement in price realization reflects 73%, or $0.62 per pound, of the increase in the average LME zinc price from the prior year. A $7.7 million offset was caused by a 7% decline in shipment volumes reflecting reduced consumption in the rubber industry during the third and fourth quarters of 2006. The reduced consumption was caused primarily by high tire inventories in the third quarter and a work stoppage during the fourth quarter at the operations of our largest oxide customer. Recently consumption has returned to levels consistent with the prior year.

Net sales of zinc and copper-based powder increased $5.1 million, or 67%, to $12.7 million during fiscal 2006, compared to $7.6 million during fiscal 2005. Increases in prices accounted for $4.3 million of the improvement. Volume increases accounted for $0.8 million, as shipped tons increased by 10%.

Revenues from EAF dust increased $0.2 million, or 0.5%, to $42.9 million during fiscal 2006, compared to $42.7 million during fiscal 2005. Price decreases caused revenues to decline $0.3 million, and increased volume caused revenues to grow by $0.5 million.

Cost of sales (excluding depreciation).  Cost of sales increased $113.0 million, or 47%, to $352.0 million for fiscal 2006, compared to $239.0 million for fiscal 2005. As a percentage of net sales, cost of sales was 72% for fiscal 2006, compared to 89% for fiscal 2005.

Feed costs increased $97.3 million in fiscal 2006 consisting largely of an $86.4 million increase in purchased feed costs. The increase primarily reflects the increase in the average LME zinc prices, an 8% increase in the percentage of the average LME zinc price we pay on our purchased feeds and a 14% increase in the quantity of purchased feed used in fiscal 2006. Feed costs from recycled EAF dust rose $10.9 million driven largely by increases in wages and benefits of $1.8 million, maintenance of $2.7 million, fuels and additives of $3.0 million, purchased services of $1.3 million and transportation of $1.0 million. The reduction in shipment volume resulted in a decrease in cost of sales of $7.9 million. The cost of brokered metal sales increased $11.6 million from 2005, primarily reflecting the increase in the LME price of zinc.

Our cost of sales were also affected by a $5.7 million increase in labor and maintenance costs at our Monaca facility reflecting our initiatives to maintain and improve the reliability of its operations, $2.8 million in charges relating to the termination and settlement of a third-party operation and maintenance agreement for our power plant in Monaca (see Note Q to our consolidated audited financial statements), a $1.6 million fuel surcharge related to coal purchased for the power plant and $1.3 million related to a one-time sale of zinc concentrates. The balance of the increase, $0.6 million, was attributable largely to increases in supplies and services.

Depreciation.  Depreciation expense increased by $1.3 million, or 18%, to $8.5 million during fiscal 2006, compared to $7.2 million in fiscal 2005. The increase is attributable to an increase in property, plant and equipment from fiscal 2005 due to capital expenditures of $14.2 million in fiscal 2006.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased by $21.7 million, or 226%, to $31.3 million during fiscal 2006, compared to $9.6 million during fiscal 2005. Most of the increase is attributable to a $15.0 million increase in the management fee paid to Sun Capital Partners Management III, LLC, which included an additional one-time fee of $5.0 million and a $4.5 million management services agreement termination fee. Additionally, we incurred $3.0 million in management compensation related principally to the November private placement in the fourth quarter of 2006. The balance of the increase is attributable primarily to increased wages, bonuses, benefits and professional services.

Interest expense.  Interest expense increased $0.6 million, or 7%, to $9.6 million during fiscal 2006 compared to $9.0 million during fiscal 2005 primarily reflecting increases in debt levels and the associated variable rates.

Income tax provision.  Our income tax provision was $32.7 million during fiscal 2006, compared to $2.0 million for fiscal 2005. Our effective tax rate for fiscal 2006 was 37.5%, compared to 39.1% for fiscal 2005.

Net income.  For the reasons described above, net income increased $51.4 million, or 1,658%, to $54.5 million for fiscal 2006, compared to $3.1 million for fiscal 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net sales.  Net sales increased $56.6 million, or 27%, to $269.7 million in fiscal 2005, compared to $213.1 million in fiscal 2004. The increase in net sales was attributable to a volume increase of $9.3 million and increased price realization of $48.3 million due primarily to the higher LME average zinc prices in fiscal 2005. The LME average zinc price increased 32% to $0.63 per pound in fiscal 2005 from $0.48 per pound in fiscal 2004. By-product and other miscellaneous sales decreased $1.0 million in fiscal 2005 compared to fiscal 2004.

Net sales for zinc metal increased $33.7 million, or 46%, to $106.8 million in fiscal 2005, compared to $73.1 million in fiscal 2004. This reflects increased price realization of $22.5 million, due to the higher price of zinc, and higher shipment volumes, which accounted for $11.2 million of the increase. The improvement in price reflects 88%, or $0.13 per pound, of the increase in the LME average zinc price from the prior year. Tons shipped increased by 15%.

Net sales for zinc oxide increased $21.4 million, or 26%, to $103.1 million in fiscal 2005, compared to $81.7 million in fiscal 2004. This reflects increased price realization $22.4 million due to the higher price of zinc. The improvement in price realization reflects 92%, or $0.14 per pound, of the increase in the average LME zinc price from the prior year. Lower shipment volume partially offset the increase by $1.0 million as tons shipped declined by 1%.

Net sales of zinc and copper-based powder rose $1.0 million, or 14%, to $7.6 million in fiscal 2005, compared to $6.6 million in fiscal 2004. The increase in prices accounted for $1.3 million of the increase. Lower shipment volume partially offset the increase by $0.3 million as tons shipped declined by 5%.

Revenues from EAF dust grew $1.4 million, or 3%, to $42.6 million in fiscal 2005, compared to $41.2 million in fiscal 2004. A $2.0 million increase in price realization was offset by decreased volume, which caused revenues to decrease by $0.6 million.

Cost of sales (excluding depreciation).  Cost of sales increased $42.9 million, or 22%, to $239.0 million in fiscal 2005 compared to $196.1 million in fiscal 2004. As a percentage of net sales, our cost of sales was 89% in fiscal 2005 compared to 92% in fiscal 2004.

Feed costs increased $16.6 million in fiscal 2004 driven almost entirely by a $16.2 million increase in purchased feed costs that primarily reflect the increase in the average LME zinc price. Feed costs from recycled EAF dust rose $0.4 million. Increased shipment volume accounted for $9.5 million of the increase in cost of sales. Purchased metal costs increased by $2.1 million from the prior year.

At our Monaca smelting operation, energy and utility costs increased $10.8 million from fiscal 2004, reflecting reduced consumption by 2%. However, it experienced per unit increases of 33% in natural gas and coke prices and 27% in electricity prices respectively over the prior year.

Labor and maintenance costs increased $3.4 million from fiscal 2004. The balance of the increase was attributable largely to increases in supplies, services and indirect costs.

Depreciation.  Depreciation expense increased $0.9 million, or 14% to $7.2 million in fiscal 2005, compared to $6.3 million in fiscal 2004. The increase is attributable to an increase in property, plant and equipment in fiscal 2005 due to capital expenditures of $9.1 million in fiscal 2005.

Selling, general and administrative expenses.  Selling, general and administrative expenses decreased by $0.1 million, or 1.0%, to $9.6 million in fiscal 2005, compared to $9.7 million in fiscal 2004. This change primarily reflects increases in management fees to Sun Capital of $0.8 million and incentive compensation of $1.5 million, more than offset by our implementation of cost reduction initiatives.

Interest expense.  Interest expense was $9.0 million in fiscal 2005 compared to $4.3 million in fiscal 2004. This increase reflects $2.0 million related to the early extinguishment of debt associated with our refinancing completed in July 2005, higher interest rates subsequent to the refinancing and a $1.0 million increase in amortization of deferred debt financing costs.

Income tax provision (benefit).  Our income tax provision was $2.0 million in fiscal 2005, compared to an income tax benefit of ($1.3) million in fiscal 2004. Our effective tax rate was 39.1% in fiscal 2005.

Net income (loss).  For the reasons described above, net income increased $5.1 million, or 255%, to $3.1 million in fiscal 2005, compared to a loss of ($2.0) million in fiscal 2004.

Liquidity and Capital Resources

We finance our operations, capital expenditures and debt service primarily with funds generated by our operations. We believe that cash generated from operations and the borrowing availability under our credit facilities will be sufficient to satisfy our liquidity and capital requirements for the next twelve months. Our ability to continue to fund these requirements may be affected by industry factors, including LME zinc prices, and by general economic, financial, competitive, legislative, regulatory and other factors discussed herein.

Three Months Ended March 31, 2007 Compared to March 31, 2006

Cash Flows from Operating Activities

Our operations generated a net $32.6 million in cash for the three months ended March 31, 2007, compared to a $0.7 million net use of cash for the three months ended March 31, 2006. The higher LME zinc price for the three months ended March 31, 2007 compared to the first quarter of the prior year contributed to our strong positive cash flow from operations for the quarter. Net income and non-cash items totaled $30.5 million. Accounts receivable declined $3.2 million reflecting the decline in the LME zinc price during the three months ended March 31, 2007 versus the fiscal 2006 year-end levels. Inventory increased $11.8 million during the quarter, reflecting a 77% increase in purchased feed inventory tons on hand and a corresponding 74% increase in associated costs.

Although the rising LME zinc price contributed to our performance for the three months ended March 31, 2006 it negatively impacted cash flow from operations for the period as reflected in our working capital requirements. Net income and non-cash items totaled $14.4 million. Accounts receivable increased $10.8 million reflecting not only a 3.1 day increase in the days sales outstanding but also the rising LME zinc price during the three months ended March 31, 2006 versus the fiscal 2005 year-end level. The $2.8 million increase in inventory also reflects the impact of the increase in the LME zinc price during the quarter. Purchased feed tons on hand declined 34%, while its associated costs remained unchanged.

Cash Flows from Investing Activities

Cash used in investing activities was $5.8 million for the three months ended March 31, 2007, compared to $1.9 million for the three months ended March 31, 2006. A majority of the capital invested for the three months ended March 31, 2007, $4.1 million, related to the Rockwood kiln expansion project. A majority of the capital invested in the prior year was to maintain existing operations. Although our credit facilities impose certain limits on capital spending, they will not preclude us from funding any of our currently planned projects. We funded capital expenditures with cash provided by operations.

Cash Flows from Financing Activities

Our financing activities for the three months ended March 31, 2007 used $16.2 million in cash to retire certain outstanding indebtedness and to repay the outstanding balance of our revolving credit facility. For the three months ended March 31, 2006, our financing activities provided $3.3 million in cash.

Year Ended December 31, 2006

Cash Flows from Operating Activities

Our operations generated a net $15.6 million in cash for fiscal 2006. Although the rising LME zinc price during the period contributed to our strong performance, it negatively impacted the cash flow from operations as reflected in our higher working capital requirements. Net income and non-cash items totaling $78.6 million were reduced by a $70.7 million increase in accounts receivable and inventory, partially offset by a net $15.5 million increase in accounts payable and accrued expenses.

Net sales and accounts receivable increased during the period by $218.8 million and $36.4 million, respectively. Both were impacted by the 137% increase in the LME price of zinc. Accounts receivable was further impacted by a 2.9 day increase in days sales outstanding.

Higher LME zinc prices were also partially responsible for the increase in inventory and accounts payable. Inventory tons of purchased feed on hand increased 65%, while the associated costs increased 327%. Tons of finished goods inventory on hand increased 48%, while the associated costs increased 122% from $8.3 million to $18.5 million.

Cash Flows from Investing Activities

Cash used in our investing activities totaled $14.2 million for fiscal 2006. A majority of the capital invested was to maintain existing operations. Our credit facilities impose certain limits on capital spending; see the financial covenants described below under “Cash Flows from Financing Activities” for the quantative limits. However, our credit facilities sufficiently allow for our planned projects. We funded capital expenditures with funds provided by operations.

Cash Flows from Financing Activities

Our financing activities used a net $1.0 million in cash for fiscal 2006.

We received $188.2 million in net proceeds from the private placement of our common stock in November 2006. We used $166.2 million of the proceeds to repurchase shares of our common stock from our pre-November 2006 stockholders and $1.6 million, net of tax, to repurchase and cancel 20% of the options, all of which were fully vested and exercisable, held by members of our management. The remaining proceeds were used to pay a $4.5 million termination fee relating to the management services agreement with Sun Capital and bonus payments of $2.5 million to certain members of management and to reduce debt.

On July 15, 2005, Horsehead Corporation entered into a first lien $72.0 million senior secured credit facility (the “Credit Facility”) with CIT Group/Business Credit, Inc. (“CIT”) and certain lenders and entered into a $27.0 million second lien secured credit facility with CMLI, LLC and Contrarian Financial Service Company, L.L.C. as lenders. On October 25, 2006, the Credit Facility was amended to provide for additional borrowing availability of $30.0 million under our revolving credit facility (“Revolver”) and our second lien facility was amended to provide for additional borrowing availability of $30.0 million. These amendments also increased our flexibility to make capital expenditures. The transactions relating to our October 2006 special dividend increased the amounts outstanding under the Credit Facility by an aggregate of $56.0 million. We used borrowings under these amended facilities to repay $17.4 million, together with $2.7 million in accrued interest, pursuant to loans entered into with certain of our then existing stockholders and to pay the October 2006 special dividend of approximately $1.45 per share, amounting to $29.0 million. The Credit Facility currently consists of a $75.0 million Revolver that includes a letter of credit sub-line of $35.0 million, and the second lien facility currently consists of a $57.0 million term note (the “Term Note”).

We paid the special dividend to our stockholders in order to share the benefits of our improved financial performance with our stockholders. In connection with the dividend, we paid a one-time $5.0 million fee to Sun Capital and a $0.5 million management fee to Sun Capital. These payments were made pursuant to the management services agreement between us and an affiliate of Sun Capital. Under the terms of this agreement, we received financial and management services, including advice on financial reporting, accounting, management information systems and staffing. Also, under the terms of the management services agreement, an affiliate of Sun Capital was entitled to receive a fee for services provided with respect to certain corporate events, such as refinancings, restructurings, equity and debt offerings, and mergers equal to 1% of the aggregate consideration resulting from the transaction. We also made bonus payments of approximately $0.5 million to certain members of our management.

We are subject to various financial covenants in our credit facilities. Our consolidated senior leverage ratio must be not higher than 5.50 to 1.00, and our consolidated fixed charge coverage ratio must be not less than 1.00 to 1.00. Each fiscal quarter, our EBITDA for the previous twelve months must be higher than $13.395 million. Finally, our capital expenditures for fiscal 2007, 2008 and each fiscal year thereafter may not exceed $40.0 million, $15.0 million and $11.0 million, respectively. At December 31, 2006, we were in compliance with all covenants under the agreements governing the Credit Facility and the Term Note and continue to be in compliance as of May 31, 2007.

In January 2006, Horsehead Corporation entered into a $7.0 million term loan (“Special Accommodation Advance”) with CIT. The proceeds of the loan were used to repay a $7.29 million note to Sun Capital.

In April 2006, Horsehead Corporation entered into a $5.0 million term loan with Sun Capital, with interest at 10% per annum. We used the proceeds of the loan to procure a put option to serve as a financial hedge for the price of zinc in 2007. The entire principal and accrued interest balance was repaid in April 2006 as described below.

In April 2006, Horsehead Corporation entered into a $7.0 million term loan (“Tranche B Special Accommodation Advance”) with CIT. We used a portion of the proceeds of the loan to repay the $5.0 million Sun Capital loan.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2006:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(Dollars in millions)

Long-term debt obligations (excluding interest)	$79.7	$21.5	$0.7	$57.5	$–
Purchase obligations	36.0	18.8	17.2	–	–
Operating lease obligations	7.4	2.4	3.3	1.2	0.5
Executive compensation	9.4	2.9	3.8	2.7	–

Total	$132.5	$45.6	$25.0	$61.4	$0.5

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements include operating leases and letters of credit. As of December 31, 2006, we had letters of credit outstanding in the amount of $15.5 million to collateralize self-insured claims for workers’ compensation and other general insurance claims and closure bonds for our two facilities in Pennsylvania. These letters of credit are covered by a $35.0 million letter of credit sub-line under the terms of our Credit Facility as described in Note G to our audited consolidated financial statements.

Year Ended December 31, 2005

Cash Flows from Operating Activities

We generated $0.9 million from operations for fiscal 2005. The LME average zinc price rose 32% from the prior year contributing to our higher working capital requirements for fiscal 2005. Working capital rose by $1.7 million, or 82%. Net sales and accounts receivable rose $55.6 million and $14.4 million, respectively, due to the increase in LME zinc prices as well as the 15% increase in the shipment volume of zinc metals. The days sales outstanding also increased 8.5 days from 33.4 to 41.9, or 25%, from the prior year end.

Higher LME zinc prices also contributed to the $3.1 million increase in inventory and $10.0 million increase in accounts payable. Purchased feeds on hand at December 31, 2005 increased 2,500 tons, or 100%, while the associated costs increased 165% from 2004. Tons of zinc metal on hand at December 31, 2005 declined by 46% while the cost declined 37%. Zinc oxide tons declined 5% while the cost increased by 3%.

Cash Flows from Investing Activities

Cash used in our investing activities totaled $6.0 million for fiscal 2005. A majority of the capital invested was to maintain existing operations. Certain limits on capital spending are imposed on us by our credit facilities. We fund our capital expenditures primarily with funds generated by operations.

As part of the 2003 acquisition of certain assets of HII, we entered into a contingent consideration agreement in the form of a $1.0 million non-interest bearing note payable only if certain conditions related to the LME price for zinc were met. Those conditions were met in November 2005 and as a result, we were required to make an additional $1.0 million payment. In connection with the refinement of the purchase price allocation, we increased property, plant and equipment by a corresponding amount.

Cash Flows from Financing Activities

In September 2005, Horsehead Corporation entered into a $0.3 million term loan with the Beaver County Corporation for Economic Development. The proceeds of the loan were used to purchase equipment for our Monaca location. The loan is a five-year note with monthly repayments of principal and interest. Interest is charged at 3.125% per annum. The loan requires Horsehead Corporation to maintain a minimum number of employees at the Monaca location.

In December 2005, Horsehead Corporation entered into a $7.29 million term note with Sun Capital. The proceeds of the loan were used to procure a put option to serve as a financial hedge for the price of zinc in 2006. The loan bore interest at 10% per annum. The entire principal and accrued interest balance was repaid in January 2006.

Inflation

Inflation can affect us in two principal ways. First, a significant portion of our debt is tied to prevailing short-term interest rates that may change due to changes in inflation rates, translating into changes in our interest expense. Second, inflation can impact material purchases, energy, labor and other costs. We do not believe that inflation has had a material effect on our business, financial condition or results of operations in recent years. However, if our costs were to become subject to significant inflationary pressures, either as described above or otherwise, we may not be ably to fully offset such higher costs through price increases.

Seasonality

Due in large part to the diverse end-markets into which we sell our products and services, our sales are generally not impacted by seasonality.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are exposed to potential losses arising from changes in interest rates and the prices of zinc, natural gas and coal. We have historically used derivative instruments, such as swaps, put options and forward purchase contracts to manage the effect of these changes. When we use forward contract hedging instruments to reduce our exposure to rising energy prices, we are limited in our ability to take advantage of future reductions in energy prices, because the hedging instruments require us to exercise the hedging instrument at the settlement date regardless of the market price at the time. We have also used put options to reduce our exposure to future declines in zinc prices.

Our risk management policy seeks to meet our overall goal of managing our exposure to market price risk, particularly risks related to changing zinc prices. All derivative contracts are held for purposes other than trading, and are used primarily to mitigate uncertainty and volatility of expected cash flow and cover underlying exposures. We are exposed to losses in the event of non-performance by the counter-parties to the derivative contracts discussed below, as well as any similar contracts we may enter into in future periods. Counter-parties are evaluated for creditworthiness and risk assessment both prior to our initiating contract activities and on an ongoing basis.

Interest Rate Risk

We are subject to interest rate risk in connection with our senior secured credit facilities, which provide for borrowings of up to $132.0 million at December 31, 2006, all of which bears interest at variable rates. Assuming that our senior secured credit facilities are fully drawn and holding other variables constant and excluding the impact of any hedging arrangements, each one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for the next year of approximately

$1.3 million. We may enter into interest rate swaps, involving the exchange of a portion of our floating rate interest obligations for fixed rate interest obligations, to reduce interest rate volatility. However, we cannot assure you that any interest rate swaps we implement will be effective.

Commodity Price Risk

Our business consists principally of the sale of zinc metal and other zinc-based products. As a result, our results of operations are subject to risk of fluctuations in the market price of zinc. While our finished products are generally priced based on a spread to the price of zinc on the LME, our sales volumes are impacted significantly by changes in the market price of zinc. In addition, changes in zinc prices will also impact our ability to generate revenue from our EAF recycling operations as well as our ability to procure raw materials. In addition, we consume substantial amounts of energy in our zinc production and EAF dust recycling operations, and therefore our cost of sales is vulnerable to changes in prevailing energy prices, particularly natural gas, coke and coal.

We entered into contracts for forward positions of specified tons of zinc for each month in the fourth quarter of fiscal 2005. In each month covered by this hedging arrangement, the LME monthly settlement price was above the forward price for that month, resulting in aggregate payments by us of approximately $1.6 million during the fourth quarter of fiscal 2005. In December 2005, we purchased a put option for 2006 for a financial hedge for approximately 99,200 tons of zinc, or approximately 65% of our then anticipated 2006 sales volume. The cost of this option was approximately $7.3 million and is included in “Prepaid expenses and other current assets” in our consolidated financial statements for 2005. The option settled on a monthly basis, and in each settlement we were entitled to receive the amount, if any, by which the option strike price, set at $0.748 per pound for the duration of 2006, exceeded the average LME price for zinc during the preceding month. The LME price for zinc in each month of 2006 exceeded $0.748 per pound, so we did not receive any payments under this arrangement during that period. Similar put options were purchased during the second quarter of 2006 for each of the 12 months of 2007 for the same quantity and at the same strike price, at a cost of approximately $6.9 million. In December 2006, we sold the 2007 put options in order to realize an income tax benefit.

We are party to a contract for the purchase and delivery of the coal requirements for the power plant in Monaca through 2008. Each year, we enter into contracts for the forward purchase of natural gas to cover the majority of natural gas requirements in order to reduce our exposure to the volatility of natural gas prices.

INDUSTRY OVERVIEW

Zinc metal is the fourth most commonly used metal in the world, after iron, aluminum and copper. Most finished zinc metal is produced by refining mined zinc concentrates and combining that with secondary zinc feedstocks. Zinc producers tend to be less vertically integrated than other metal producers, with many focusing on either mining ore/producing zinc concentrate or smelting/refining.

Global demand for zinc is comprised of two primary types of products: zinc metal and value-added zinc products. Zinc metal is a commodity product, with well-established product grade specifications adhered to on a worldwide basis and deliverable on the LME commodity zinc market. Value-added zinc products, such as oxide, dust, powders and metal alloys, are engineered with a wide range of product grades and specifications for use in various applications including rubber tires, paints, oil additives, alkaline batteries and specialty coatings. Value-added zinc products are not traded on the LME or any other exchange, but they generally are sold at prices based on a premium to the LME price of SHG.

Nearly half of the zinc consumed in the world is used to galvanize steel products, with the rest used in a wide range of other industrial applications. Demand for zinc tends to track general global industrial activity levels. The following table details zinc consumption for the past five years and current consensus forecasts as of February 2007 for the next five years, as compiled by CRU:

Worldwide Zinc Supply and Demand

	2002	2003	2004	2005	2006	2007E	2008E	2009E	2010E	2011E
	(Tonnes in thousands)

Consumption	9,303	9,677	10,374	10,610	11,025	11,400	12,025	12,590	13,070	13,600
Production	9,645	9,836	10,215	10,141	10,665	11,435	12,400	13,000	13,360	13,560
Surplus (shortfall)	342	159	(159)	(469)	(360)	35	375	410	290	(40)
Increase in Consumption over Previous Year	—	374	697	236	418	375	625	565	480	530
Percentage Increase in Consumption	—	4%	7%	2%	4%	3%	5%	5%	4%	4%
Inventory	651	740	629	394	88	—*	—	—	—	—

*	No annual inventory estimates are available.

Zinc Production

The chart below details the estimated production of refined zinc by region in the world for 2006 (in tons), according to CRU:

Total: 11,753 tons

*	U.S., Canada and Mexico at 314, 907 and 327 tons, respectively.

**	Former Eastern Bloc includes estimated production for China.

The volume of zinc concentrates produced by mines has historically correlated strongly with zinc prices. As prices increase, many previously-shuttered higher-cost zinc mines resume production. For zinc recyclers such as us, the supply of secondary zinc material varies somewhat with the production levels of the steel producers and galvanizers of fabricated steel that are our main suppliers of this material. For example, as steel production slows, the availability and supply of our most cost-effective raw material, EAF dust, may slow as well.

Zinc Prices

The LME price of zinc is impacted by, among other things, expected production at zinc mines and smelters, macroeconomic conditions in regions that consume large quantities of zinc, worldwide zinc stocks and foreign currency exchange rates. The following chart sets forth the average annual price of zinc per pound since 1960 in inflation-adjusted (constant 2006) dollars, as compiled by CRU:

Zinc Price History
Nominal -vs- 2006 Dollars

Source: Bloomberg and Bureau of Labor Statistics

Following the collapse of the Soviet Union, the zinc market was oversupplied, driving zinc prices below historical levels for much of the next four years (during which time zinc prices averaged a nominal $0.456/lb), as illustrated in the historical zinc price graph above. Growing demand, however, gradually absorbed the production from the Eastern Bloc countries and consequently, prices recovered and traded in a narrower range from 1997 to mid-2000. Beginning in the fourth quarter of 2000, global oversupply of zinc metal and concentrates caused in part by increased Chinese production, combined with economic recession and, until recently, the strong dollar, drove zinc prices down to an all-time inflation-adjusted low. The average nominal dollar price for zinc during 2002 was $0.353/lb. Since 2000, the United States steel industry has seen a cyclical downswing and a subsequent return to economic recovery. China has become a net importer of zinc products and continues to impact the balance of worldwide zinc production and demand. Based on CRU research, the current excess demand imbalance is expected through 2007. The impact of China’s export position on zinc prices is dependent on several factors, including: global inventory levels, world economic growth, smelter capacity, mine depletion and new mine production. CRU estimates a slight excess supply in late 2007 through 2010 constrained only by a shortage of smelter capacity.

Demand for all zinc and zinc-based products is impacted, to varying degrees, by the prevailing LME price for zinc. The growth in global demand for zinc has resulted in the continued depletion of LME zinc inventory levels, from a recent high of approximately 790,000 tonnes in April 2004 to approximately 88,000 tonnes in December 2006. Current industry analysts forecast that continued growth in global demand and further depletion of zinc stocks will cause these favorable zinc market conditions to continue through 2007.

Zinc Price vs. Inventory

Source: Bloomberg

Zinc metal products are commodities, and each grade of zinc metal tends to be priced the same at any given time across all producers. In addition, all zinc producers depend, to varying degrees depending on the grades and the nature of the smelting process, on LME price-based raw materials as inputs in the production process. Demand for value-added zinc products, on the other hand, typically also depends in part on growth within individual applications. In addition, competition with many of these markets is based on criteria other than price, such as adherence to customer specifications, quality of customer service and ability to establish long-term customer relationships. Below is a brief description of each of the individual sub-markets within the zinc metal industry in which we operate, as well as of the market for recycling of EAF dust.

Zinc Oxide

Zinc oxide is a chemical compound used as an ingredient in a number of applications in a variety of industries, including rubber, chemicals, pharmaceuticals, agricultural, paints, building materials and ceramics. For example, rubber manufacturers use zinc oxide as a reinforcing agent and to enhance rubber’s thermal properties, and pharmaceutical manufacturers use it to block ultraviolet rays as an ingredient in sunscreen. More than half of global zinc oxide production in 2005 was consumed by the rubber industry in the production of tires, shoe soles, golf balls and automotive parts. As a result, zinc oxide demand correlates positively with automobile production levels, which has historically grown at approximately 1% per year.

Zinc Metal

Zinc is the fourth most commonly used metal in the world, and is used in many industrial applications. Approximately 70% of the zinc metal consumed in the U.S. is imported, despite the fact that we believe that domestic producers have a significant freight and reliability advantage as compared with foreign producers. Nearly 50% of the world’s zinc consumption is used for the galvanizing of steel. Demand for zinc generally tracks global industrial activity, particularly activity in industries such as construction and automobile manufacturing. The average annual historical growth rate from 2002 through 2005 for zinc consumption worldwide has been approximately 4%, and is expected to continue at similar levels through 2011. We also expect that the market for material required to galvanize steel will continue to grow, in part due to the 2005 Highway and Transit Funding Bill and rebuilding efforts undertaken following Hurricane Katrina.

Zinc and Copper-Based Powders

Zinc and copper-based powders are sold for use in a variety of chemical, metallurgical, friction, corrosion-resistant coating and battery applications. Zinc- and copper-based powders are highly-engineered products, and are generally designed for specific end-uses. Recent growth in the water filtration and purification industry has resulted in increased demand for copper-based powders. In addition, demand for batteries and related components, among the principal applications for zinc-based powders, is expected to increase at an annual rate of 6% through 2009, driven primarily by strong growth in the demand for portable electronic devices. New applications in higher-end batteries and zinc air batteries may further strengthen this market.

EAF Dust Recycling

We estimate that in our U.S. and Canadian markets EAF dust generation has doubled in the past ten years as a result of the rapid growth in steel production by steel mini-mills, and was approximately 988,000 tons in 2006. Of that amount, approximately 33% is disposed of in landfills. There are approximately 80 active steel mini-mills that generate EAF dust in the U.S. and Canada. Steel mini-mills take scrap steel, much of it galvanized (e.g., zinc-coated) steel, and melt it to produce new steel products. This process generates EAF dust at a rate of 30 to 40 pounds per ton of steel produced, and the dust on average contains approximately 20% zinc. Steel mini-mills are capturing an ever-growing share of the steel market by producing higher value products (e.g., thin-sheet steel) at lower cost than large, integrated steel mills. According to the Steel Manufacturers Association, steel mini-mill production has grown from 28% of all U.S. carbon steel production in 1980 to 59% at the end of 2006.

Steel mini-mills and other waste generators are required to manage EAF dust and other hazardous wastes in accordance with strict federal and state solid waste laws and regulations. Steel mini-mill producers generally must deliver the EAF dust to either a landfill or a recycler. Competition in the EAF dust disposal market is generally driven by a combination of price, reliability, quality of service and residual exposure to liability. We believe that, due to recyclers’ ability to convert EAF dust into saleable products, EAF dust producers generally can reduce their exposure to environmental liabilities related to EAF dust as compared to when EAF dust is disposed of in a landfill.

BUSINESS

Introduction

We are a leading U.S. producer of specialty zinc and zinc-based products with production and/or recycling operations at six facilities in five states. We also own and operate on our premises a 110-megawatt coal-fired power plant that provides us with a cost-competitive source of electricity and allows us to sell approximately one-third of its capacity into the Pennsylvania-New Jersey-Maryland electricity grid. Our products are used in a wide variety of applications, including in the galvanizing of fabricated steel products and as components in rubber tires, alkaline batteries, paint, chemicals and pharmaceuticals. We also recycle EAF dust, a hazardous waste produced by the steel mini-mill manufacturing process. We, together with our predecessors, have been operating in the zinc industry for more than 150 years.

While we vary our raw material inputs, or feedstocks, based on cost and availability, we generally produce our zinc products using nearly 100% recycled zinc, including zinc recovered from our four EAF dust recycling operations located in four states. We believe that our ability to convert recycled zinc into finished products results in lower feed costs than for smelters that rely primarily on zinc concentrates. Our four EAF dust recycling facilities also generate service fee revenue from steel mini-mills by providing a convenient and safe means for recycling their EAF dust.

During 2006, we sold approximately 315.3 million pounds of zinc products, generally priced at amounts based on premiums to zinc prices on the LME. For fiscal 2006, we generated sales and net income of $488.6 million and $54.5 million, respectively, and for the three months ended March 31, 2007, we generated sales and net income of $146.3 million and $26.9 million, respectively.

Competitive Strengths

We have a number of strengths that we believe will help us successfully implement our strategy.

•	Leading Market Positions and Strategically Located Recycling Facilities. We believe that we are the largest refiner of zinc oxide and PW zinc metal in North America, based on volume, with estimated market shares of approximately 34% and 60%, respectively, in 2006. We also believe that we are the largest North American recycler of EAF dust, and that we currently recycle more than half of all EAF dust generated in the United States. Our four company-owned EAF dust recycling facilities are strategically located near major electric arc furnace operators, reducing transportation costs and enhancing our ability to compete effectively with other means of EAF dust disposal. We believe that the location of our facilities, together with our competitive cost position, extensive zinc distribution network and proprietary market knowledge, will enable us to maintain our leading market positions and continue to capture market share in zinc products and zinc recycling.

•	Strong Relationships with Diverse Customer Base. We believe that our superior product quality, reputation for on-time delivery and competitive pricing enable us to maintain strong relationships with a broad base of customers in each of our end markets. For example, we are the leading supplier of zinc metal to the after-fabrication hot-dip segment of the North American galvanizing industry. We also sell zinc oxide to over 200 producers of tire and rubber products, chemicals, paints, plastics and pharmaceuticals. We have supplied zinc oxide to eight of our current ten largest zinc oxide customers for over ten years, and we believe that we are the sole or primary supplier of zinc to most of our customers. In addition, since the EPA has designated our recycling process as the “Best Demonstrated Available Technology” in the area of high-temperature metals recovery related to the processing of EAF dust and since we are the only recycler of EAF dust in the U.S., we now recycle EAF dust for seven of the world’s ten largest electric arc furnace operators based on 2006 production volume. We are working to expand our recycling capacity further in order to better service these and other customers.

•	Low-Cost Feedstock Sources. We believe that we are the only zinc producer in North America with the proven ability to refine zinc metal and zinc oxide using 100% recycled zinc feedstocks. Our use of large amounts of recycled feedstock reduces our exposure to increases in LME zinc prices and increases our operating margins during periods of high zinc prices on the LME. In addition, our EAF dust recycling operations provide us with a reliable, cost-effective source of recycled zinc without relying on third-party sellers. Based on average LME zinc prices for 2006, our cost to acquire zinc from EAF dust was approximately 87% less than the cost of an equivalent amount of zinc from zinc concentrate, which most zinc smelting operations use as the principal feedstock.

•	Proven, Proprietary Technology with Flexible Processes. Since our recycling process converts EAF dust into saleable products, our customers generally face less exposure to environmental liabilities from EAF dust, which the EPA classifies as a listed hazardous waste, than if they disposed of their EAF dust in landfills. In addition, we believe our zinc smelter and refinery in Monaca, Pennsylvania is unique in its ability to refine zinc using almost any form of zinc-bearing feedstock. This flexibility allows us to modify our feedstock mix based on cost and availability, as well as to use 100% recycled zinc feedstock, whether purchased from third parties at a significant discount to the LME zinc price or generated by our EAF dust recycling operations.

•	Favorable Market Trends. LME zinc prices rose from $0.58 per pound on December 31, 2004 to $1.96 per pound at the end of fiscal 2006. The average LME spot price of zinc between January 1, 2007 and June 5, 2007 was $1.61 per pound. The rising prices have been due primarily to strong growth in demand, fueled by increased global steel consumption, and declines in global production due to closed or permanently idled zinc mining and smelting capacity. The growth in global demand for zinc has also resulted in the continued depletion of LME zinc inventory levels, from a recent high of approximately 790,000 tonnes in April 2004 to approximately 88,000 tonnes in December 2006. Current industry analysts forecast that continued growth in global demand and historically low zinc stocks will cause these favorable zinc market conditions to continue through 2007. In addition, we believe that steel mini-mill production, the principal source of EAF dust used in our recycling operations, will continue to grow by approximately 2-3% per year through 2010, further increasing both the market for our EAF dust recycling operations and our potential access to low-cost zinc feedstock. For example, Nucor Corporation, Severcorr Corporation and Republic Engineered Products, Inc., three major steel mini-mill operators, recently announced expected future expansion in their EAF production capacity.

•	Strong, Experienced Management Team. Our six-member senior management team collectively has over 150 years of experience in zinc- and metal-related industries. Mr. Hensler, our Chief Executive Officer, joined us in early 2004, and has since established a culture of continuous improvement, safety and operational excellence, which has led to significant cost reductions and productivity improvements.

Business Strategy

The principal elements of our business strategy are as follows:

•	Continue to Focus on Production Efficiencies and Operating Cost Reductions. We have reduced our manufacturing costs by increasing our usage of low-cost feedstock, reducing our energy consumption, streamlining our organizational structure and implementing process improvement initiatives based on “Six Sigma,” a methodology for eliminating production defects, and we intend to continue to focus on these and similar initiatives in the future. For example, we have expanded our EAF dust processing capacity by over 20% since the end of 2003 by improving plant efficiencies, principally by implementing oxygen-enrichment technology and increasing the flexibility of existing kilns in our Palmerton, facility. As part of our “Six Sigma” initiatives, we made a series of operating improvements to our Calumet plant that have allowed us to reduce the amount of non-zinc materials fed to our smelter, thereby reducing operating costs by approximately $1.4 million on an annual basis without significant capital expenditures. We have also implemented initiatives that we believe will result in approximately $1.5 million of annual energy cost savings, at current energy prices. In addition, in 2005, we converted our power plant to the burning of PRB coal, avoiding an increase in operating costs of approximately $10 million per year with a one-time investment of approximately $3.5 million.

•	Expand EAF Dust Recycling Capacity. We believe that there are significant opportunities for us to recycle more EAF dust. We estimate that in 2006 approximately 347,000 tons of EAF dust per year was deposited in landfills in the United States, including by existing customers. In addition, several new EAF steel plant projects are either under construction or were recently announced, further increasing EAF dust generation in the United States. Due to productivity, capital and operating cost efficiencies relative to integrated steel mills, the mini-mill share of the U.S. steel market has doubled in the last ten years and is expected to account for over 70% of U.S. steel produced by 2017, according to the Steel Manufacturers Association. We estimate that EAF dust generated by steel mini-mill producers will increase by approximately 2–3% annually through 2010, and we believe that steel mini-mill operators increasingly will rely on recyclers rather than landfills to manage this increased output. In order to meet this expected growth, we intend to build and place into production by the end of 2007 a new kiln with an annual EAF dust recycling capacity of 80,000 tons. We are also evaluating other capacity expansion projects involving dedicated EAF dust processing near one of our current customer’s facilities, a major U.S. steel mini-mill producer. In addition to generating additional service fees, we expect that this new kiln will provide us with additional low-cost recycled zinc that we can use in our own smelting process or that we can sell as feed to other zinc smelters.

•	Expand Production Capacity for Existing Zinc Products. We expect to increase our zinc smelter production output from approximately 140,000 tons to 168,000 tons by the end of 2009 through a series of operational enhancements that involve capital expenditures ranging from $4 million to $5 million in the aggregate. We also intend to expand our capacity to produce zinc oxide and have recently expanded our capacity to produce SSHG zinc metal by converting existing refining capacity at our Monaca facility. Our additional production capacity will allow us to capitalize on the expansion we are anticipating in the zinc oxide market. The additional SSHG metal production capacity would allow us to increase significantly our production of zinc powder, a product which has historically generated higher margins than sales of the underlying metal, or increase our SSHG metal sales to other powder producers.

•	Continue to Reduce Exposure to Commodity Price Fluctuations. We sourced approximately 56% of our zinc feedstock in 2006, representing approximately 24% (9% net of EAF dust service fees, which are reflected as sales on our statements of operations) of our 2006 operating costs, from our EAF dust recycling operations. Since the cost at which we acquire zinc from our recycling operations is not impacted by changes in LME prices, these operating costs are insulated against the effects of changes in LME prices. Therefore, to hedge the margin on sales derived from our recycled feedstocks against changes in the LME price, in 2005 and 2006, we purchased put options covering approximately two-thirds of our then anticipated 2006 and 2007 zinc sales, respectively, under which we were entitled to receive, on a monthly basis, at least $0.748 per pound of zinc product covered by the hedge. The 2006 put options expired with the LME zinc price exceeding the strike price each month. In December 2006, we sold the unexpired 2007 put options in order to realize an income tax benefit. We will continue to evaluate our zinc price hedging alternatives for 2008 and years thereafter, considering the costs and benefits in light of the commodity price environment, hedging transaction costs, and the extent to which we are able to increase the percentage of zinc we acquire from our recycling operations. The remainder of our zinc feedstock costs are derived primarily from zinc secondaries which use LME-based pricing, and therefore are naturally hedged against changes in the LME price. We have also entered into a forward contract for the purchase of coal for a fixed price through 2008. We believe that locking in a price for coal, which comprised approximately 29% of our energy costs in 2006, will stabilize our production costs and reduce the risk of coal supply interruptions.

•	Pursue New Markets and Applications. We intend to continue to leverage our technical expertise, culture of innovation and close customer relationships in order to identify and pursue new markets and applications for our products. For example, we are currently testing new, higher-margin applications for iron-rich material, a co-product of EAF dust recycling, such as use as a passive water-treatment medium at coal mining sites that have acidic mine drainage, and as a daily cover or base material for municipal landfills to reduce ground water contamination. We are evaluating new markets for our zinc powders, which we expect to more than double in volume between 2005 and 2007. In addition, the expansion of our EAF dust recycling capacity will allow us to increase production of our zinc smelter feedstocks, such as CZO which can be sold to third party zinc smelters in the U.S. and internationally. We also intend to continue to identify and explore strategic acquisition opportunities.

Our History

In 1981, HII acquired the New Jersey Zinc Company, which was founded in 1848. Six years later, HII acquired the zinc-related assets, including our Monaca smelting and refining operations and corporate headquarters, of St. Joe Minerals Corporation, which was founded in 1864. The combined company, which was named the Zinc Corporation of America, also included the dust recycling operations of HII’s subsidiary, Horsehead Resource Development Co., Inc. In 2002, due to record-low zinc prices and high operational and legacy environmental costs and inefficiencies, HII filed for Chapter 11 bankruptcy protection. In 2003, Sun Horsehead LLC and certain co-investors formed Horsehead Holding Corp. and its indirect subsidiary, Horsehead Corporation. Sun Horsehead LLC is wholly-owned by investment funds affiliated with Sun Capital. In December 2003, Horsehead Corporation purchased substantially all of HII’s operating assets and assumed certain of HII’s liabilities in a U.S. Bankruptcy Court-approved asset sale. Horsehead Corporation did not purchase non-operating facilities or any assets not necessary to the operation of our business and specifically excluded all then-existing defined benefit pension, profit-sharing and benefit plans, nor did Horsehead Corporation assume any liabilities of HII other than:

•	amounts due certain vendors or under specified assumed contracts;

•	certain letters of credit;

•	liabilities pursuant to a regulatory consent decree entered in 1995; and

•	liabilities related to workers’ compensation.

For more detailed information on the environmental liabilities we assumed in connection with the December 2003 sale, see “Business — Governmental Regulation and Environmental Issues.” In addition, prior owners and operators of certain HII facilities assumed environmental liabilities related to those facilities pursuant to separate settlement agreements with HII. The bankruptcy estate retained the excluded assets and all other liabilities, including, but not limited to:

•	all environmental liabilities not otherwise described above;

•	all other liabilities arising out of legal proceedings related to activities or properties of HII before the asset purchase; and

•	any asbestos liabilities arising from products, actions or properties of HII or its predecessors or affiliates.

Operations

Our recycling facilities recycle EAF dust into CZO, and zinc calcine, which we then use as raw material feedstocks in the production of zinc metal and value-added zinc products. Our recycling and production operations form a complete zinc recycling loop, from recycled zinc to finished zinc products. We are the only zinc producer in the U.S. that uses recycled materials for substantially all of its zinc feedstocks.

Recycling

We operate four hazardous waste recycling facilities for the recovery of zinc from EAF dust. Our recycling process has been designated by the EPA as a “Best Demonstrated Available Technology” for the processing of EAF dust. Our recycling facilities are strategically located near sources of EAF dust production. These facilities recover zinc from EAF dust generated primarily by steel mini-mill manufacturers during the melting of steel scrap, as well as from other waste material. We extract zinc from EAF dust, and recycle the other components of EAF dust into non-hazardous materials, using our proprietary “Waelz Kiln” process at our Palmerton, Rockwood, and Calumet facilities, and our “Flame Reactor” technology at our Beaumont facility.

Our Waelz Kiln recycling process blends, conditions and adds carbon to EAF dust, feeding it then into the kiln itself, a refractory-lined tube that is approximately 160 feet in length and 12 feet in diameter. During the passage through the kiln, the material is heated under reducing conditions at temperatures exceeding 1,100 degrees Celsius, thereby volatilizing the nonferrous metals, including zinc. The resulting volatized gas stream is oxidized and collected as CZO, which has a zinc content of between 50% and 55%. Our Flame Reactor recycling process heats feedstock to a temperature high enough (approximately 1,650 degrees Celsius) to convert nonferrous metals into CZO. In addition, both processes produce iron-rich material that we sell for use as an aggregate in asphalt and as an iron source in cement.

The CZO generated by both processes is shipped to our Palmerton facility, where it is further refined in a process, called “calcining,” whereby we heat the material to drive off impurities. Through this rotary kiln process, which is fired with natural gas, the zinc content is further upgraded to approximately 65% and collected as zinc calcine in granular form for shipment to our Monaca facility or sale to other zinc refineries around the world. The metal concentrate product from the calcining process is shipped for final metals recovery to our state-of-the-art hydrometallurgical processing facility in Bartlesville.

In 2004, we spent approximately $0.2 million to expand the capacity of two of our Palmerton Waelz Kilns by approximately 8%-10%, or an additional approximately 15,000 tons of annual capacity. We have subsequently implemented similar projects in our Rockwood and Calumet facilities, at an additional aggregate cost of approximately $0.4 million. In addition, in 2003-2004 we spent approximately $2.1 million to convert a calcining kiln in Palmerton to a “swing kiln” capable of either waelzing or calcining. This project added 50,000 tons of capacity. We also modified our permit and associated operation of another kiln at Palmerton to operate as a swing kiln.

In order to further expand our EAF dust recycling capacity, we intend to build and bring online an 80,000 ton per year kiln by the end of 2007 for a cost of approximately $31 million. This new kiln will provide approximately 14,500 tons of additional zinc that we will either use directly in our own smelting process or sell as feed to other zinc smelters.

Production

Our 175,000 tons-per-year capacity electrothermic zinc smelter and refinery in Monaca produces zinc metal and value-added zinc products (e.g., zinc oxide) using a wide range of feedstocks, including zinc generated by our recycling operations, zinc secondary material from galvanizers and other users of zinc and zinc concentrates. This uniquely flexible electrothermic smelter and refinery in Monaca provides a substantial competitive advantage both in raw material costs (where it is able to use a wide range of zinc-bearing feedstocks) and in finished products (where, together with our refining operations, it can produce a wide range of zinc metal and value-added zinc products).

Our Monaca smelter is the only smelter in North America that is able to use this wide range of feedstocks, including 100% recycled feedstocks, to produce our zinc products. Our unique ability to vary our feedstock blend lowers our overall raw materials costs without corresponding reductions in product quality, as compared to other zinc smelters and refiners, which generally can accept only a narrow slate of specific mined zinc concentrates, together with only small amounts of recycled materials. We also own and operate at our Monaca facility a 110 megawatt coal-fired power plant that provides us with a cost-competitive source of electricity and allows us to sell approximately one-third of its capacity into the Pennsylvania-New Jersey-Maryland electricity grid.

The Monaca facility operates on a 24-hours-per-day, 365-days-per-year basis to maximize efficiency and output. EAF-sourced calcine and other purchased secondary zinc materials are processed through a sintering operation (which is a method for making solid material from particles by heating the particles to below their melting point until they adhere to each other). The sintering process converts this combined zinc feedstock into a uniform, hard, porous material suitable for the electrothermic furnaces. Monaca’s seven electrothermic furnaces are the key to Monaca’s production flexibility. Sintered feedstock and metallic zinc secondary materials are mixed with metallurgical coke and fed directly into the top of the furnaces. Metallic zinc vapor is drawn from the furnaces into a vacuum condenser, which is then tapped to produce molten zinc metal. This metal is then either cast as slab zinc metal, or conveyed directly and continuously to the zinc refinery in liquid form. This integrated facility reduces costs by eliminating the need to cast and then remelt the zinc to refinery feed.

At the refinery, the molten zinc is directly fed through distillation columns to produce an ultra-high-purity zinc vapor that is condensed into “thermally refined” SSHG zinc metal or processed through a combustion chamber into zinc oxide. The condensed metal is either sold or sent for further conversion into zinc powder.

We believe that our thermally produced SSHG zinc metal is the purest and highest quality SSHG zinc metal sold in North America. Our zinc oxide is processed and separately refined through the largest North American, and highly automated, zinc oxide screening, coating and packing facility to create one of our 50 grades of zinc oxide.

Our Product Development Lab, located at the Monaca site, is designed for production of specially engineered zinc oxide products for unique, “high tech” applications. One such product is an extremely fine particle size (micronized) zinc oxide that may be used in cosmetic and pharmaceutical applications.

The Flow of Operations chart below describes our operations, beginning with the input of raw materials, continuing through the production processes and identifying finished products and end uses for each such raw material.

Products and Services

We offer a wide variety of zinc products and services. In 2006, we sold approximately 158,000 tons of zinc products. The following are our primary zinc products:

Zinc Metal

Our primary zinc metal product is PW zinc metal, which we sell to the hot-dip galvanizing and brass industries. We also produce SSHG zinc metal, which is used as feed for the manufacture of high-purity zinc powder and zinc alloys. SSHG zinc metal is an ultra pure grade of zinc exceeding the American Society for Testing and Materials standard for special high-grade zinc. Our zinc metal is recognized within the galvanizing industry for its consistent quality and appearance. We are the leading supplier of zinc metal to the after-fabrication hot-dip segment of the North American galvanizing industry (approximately 100 customers), who use our zinc metal to provide a protective coating to a myriad of fabricated products, from pipe and guard rails to automotive parts, heat exchangers and telecommunications towers. We also sell PW zinc metal for use in the production of brass, a zinc/copper alloy. We believe that our operational standards and proximity to customers allow us to deliver higher-quality metal than many of our competitors, as lengthy transit times and poor skimming techniques can often result in surface oxidation. To accommodate various customer handling needs, our zinc metal is sold in numerous forms, from 55-pound slabs to 2,500-pound ingots.

Zinc Oxide

We sell over 50 different grades of zinc oxide with differing particle sizes, shapes, coatings and purity levels. Zinc oxide is an important ingredient in the production of tire and rubber products, chemicals, ceramics, plastics, paints, lubricating oils and pharmaceuticals. The various end uses for zinc oxide are:

•	Tire and rubber applications: Zinc oxide aids in the vulcanization process, acts as a strengthening and reinforcing agent, provides UV protection, and enhances thermal and electrical properties. There is approximately a half pound of zinc oxide in a typical automobile tire.

•	Chemical applications: In motor oil, zinc oxide is used to reduce oxidation, inhibit corrosion and extend the wear of automotive engines. In plastics, zinc oxide is an effective UV stabilizer for polypropylene and polyethylene.

•	Ceramics: Ceramics containing zinc oxide are used in electronic components. For example, in ceramic varistors (surge protectors), zinc oxide allows for high temperature stability, resistance to electrical load, current shock and humidity.

•	Other applications: In paints, zinc oxide provides mold and mildew protection, functions as a white pigment and provides UV protection and chalking resistance. In pharmaceutical applications, zinc oxide operates as a sunscreen, a vitamin supplement and a medicinal ointment.

EAF Dust Recycling

We created the market for EAF dust recycling with the development of our recycling technology in the early 1980s, which has since been designated by the EPA as the “Best Demonstrated Available Technology” for processing of EAF dust, a hazardous waste generated by steel mini-mills. To date, we have recycled over 6.5 million tons of EAF dust (equivalent to 1.3 million tons of zinc), representing the dust generated in the production of over 400 million tons of steel. Since EAF dust is sold or converted into saleable products, the steel mini-mills’ exposure to environmental liabilities related to EAF dust is reduced.

In 2006, we recycled approximately 500,000 tons of EAF dust. We anticipate that the installation of our new Waelz Kiln in Rockwood in 2007 will increase our recycling capacity by 80,000 net tons, or 15%.

CZO Sales

Given the strong demand for zinc-bearing feed materials and attractive pricing, we intend to begin selling CZO generated in our Waelz Kilns to other zinc smelters starting in 2007. The initial sale will come from excess inventory. We plan to expand sales of this product once our new Waelz Kiln comes on-line.

Zinc Powder and Copper-Based Powders

Our zinc powder is sold for use in a variety of chemical, metallurgical and battery applications as well as for use in corrosion-resistant coating applications. Zinc powder is manufactured by the atomization of molten zinc, and is coarser than zinc dust.

We manufacture three basic lines of powders:

•	Special Zinc Powders: These are used in general chemical and metallurgical applications and in friction applications such as brake linings for automobiles.

•	Battery Grade Zinc Powders: These are used in most types of alkaline batteries as well as mercuric oxide, silver oxide and zinc-air batteries.

•	Copper-Based Powders: These include brass, bronze and nickel-silver powders. These products are used in a variety of applications including brazing, infiltrating and powdered metallurgical hardware such as lock bodies, valves and gears.

Sales and Marketing

Our sales and marketing staff include salespeople, a customer service department and a technical service group.

•	Our sales and marketing group is comprised of sales professionals whose goal is to develop and maintain excellent customer relationships and provide key market analysis.

•	Our customer service department is responsible for processing zinc orders, scheduling product shipments and answering customer inquiries.

•	Our technical service staff is highly trained to assist zinc customers with specification development, new applications, process improvements and on-site troubleshooting assistance when needed.

Our process engineering group provides additional technical help to our EAF clients with monthly EAF analytical information and assistance with any problems encountered on EAF dust chemistry, transportation and environmental matters. In addition to our sales and marketing organization, our quality assurance department provides extensive laboratory services critical to maintaining in-plant process control and to providing customer support by certifying compliance to hundreds of unique product specifications. We are ISO 9002 certified. Our laboratory also offers sales and technical services support by assisting in new product developments and troubleshooting various application and processing issues both in-plant and with specific customers. We also rely on a network of 20 distributors with 30 warehouses throughout North America who assist us with supporting smaller customers.

Customers

Most of the zinc metal we produce is purchased by galvanizing and brass customers. We are the leading supplier of zinc metal to the after-fabrication hot-dip segment of the North American galvanizing industry. We sell zinc metal to a broad group of approximately 100 hot-dip galvanizers, the largest of which include Trinity Industries, Voigt & Schweitzer and Valmont Coatings. In many cases, these customers are also suppliers of secondary materials (including zinc remnants of steel galvanizing processes) to us. We also sell a smaller portion of our metal product to brass manufacturers Mueller Brass Company and Extruded Metals Inc.

We sell zinc oxide to over 200 different customers under contract as well as on a purchase order basis, principally to manufacturers of tire and rubber products, lubricating oils, chemicals, paints, ceramics, plastics and pharmaceuticals. Goodyear, Michelin and Bridgestone Firestone are some of our largest customers in the tire and rubber segment.

Our principal customer for SSHG zinc metal is Mitsui Zinc Powders LLC. This specialized product is used in the manufacturing of zinc powder in the alkaline battery industry.

We typically enter into multi-year service contracts with steel mini-mills to recycle their EAF dust. We provide our EAF dust recycling services to over 45 steel producing facilities, including those operated by industry leaders, such as Nucor, Gerdau Ameristeel and Mittal Steel.

No single customer accounted for more than 10% of our fiscal 2006 sales.

Raw Material

In 2006, approximately 56% of the raw material used in the Monaca facility was sourced through our EAF dust recycling operations. The remaining 44% of the raw material was comprised of zinc secondaries, which are principally zinc-containing remnants of steel galvanizing processes, including top drosses, bottom drosses and skimmings that we purchase primarily from several of our metal customers. The prices of zinc secondaries vary according to the amount of recoverable zinc contained and provide us with a diverse portfolio of low cost inputs from which to choose. In addition to the dross and skims from the galvanizing industry, we purchase other types of zinc-bearing residues from the zinc, brass and alloying industries. Many of these materials are acquired from our own customers. In addition, we also have long standing relationships with zinc scrap brokers in North America, Europe and South America. These brokers in some cases act as an agent for us and are favorably located to supply us with reliable and cost effective zinc scrap.

Power Plant and Fuels

We rely on a combination of purchased and internally-generated electricity for our operations. We generate substantially all of our electricity requirements for Monaca at our on-site power plant, using PRB coal as our principal input. Sales of excess power capacity from this power plant have also historically provided a reliable source of revenue. In addition to the electricity used by our Monaca facility, we use a combination of coke and natural gas in our smelting and refining processes. Our recycling facilities use a combination of coke, electricity and natural gas. In 2006, we purchased approximately 79% of our energy under supply contracts, although we also engage in spot purchases. We purchase all of our coal requirements pursuant to a supply agreement that carries a fixed price through 2008. In 2004, we entered into an operations and maintenance agreement with a third party, pursuant to which we converted our Monaca power plant to use PRB coal. We reassumed operating and maintenance responsibilities for the plant as of September 2006. We believe that this change will allow us to implement cost reduction and excess power sales initiatives that will result in reduced energy costs and increased revenue.

Intellectual Property

We possess proprietary technical expertise and know-how related to EAF dust recycling and zinc production, particularly zinc production using recycled feedstocks. Our proprietary know-how includes production methods for zinc oxide and micro-fine zinc oxides and widely varying customer specifications. As a major supplier of zinc metal and other zinc-based products to industrial and commercial markets, we emphasize developing intellectual property and protecting our rights in our processes. However, the scope of protection afforded by intellectual property rights, including ours, is often uncertain and involves complex legal and factual issues. Also, there can be no assurance that intellectual property rights will not be infringed or designed around by others. In addition, we may not elect to pursue an infringer due to the high costs and uncertainties associated with litigation. Further, there can be no assurance that courts will ultimately hold issued intellectual property rights to be valid and enforceable.

Business Optimization and Expansion

Since 2003, we have implemented cost savings and optimization programs (see “— Business Strategy”), including:

•	acquiring the assets which comprise the current Horsehead Corporation in December of 2003;

•	hiring a new senior management team in 2004;

•	implementing the Six Sigma approach to manage process improvement and cost reductions;

•	expanding EAF processing capacity by 100,000 ton per year, generating incremental EBITDA of $33 million through recycling fee revenue and reduced secondary feedstock purchases;

•	renegotiating several customer and supplier contracts to provide for more favorable terms, including implementation of an energy surcharge mechanism;

•	reducing selling, general and administrative expenses from $12 million in 2003 to $8.3 million in 2005, excluding management fees payable to Sun Capital; and

•	converting the Monaca power plant to burn more cost effective PRB coal, resulting in a net cost avoidance of $10 million per year.

In addition to the cost savings and optimization programs implemented since 2003 (see “— Business Strategy”), our plan anticipates evaluating implementation of further capital expansion and optimization programs, as discussed in “Products and Services,” including, by way of example:

•	growing overall zinc production from 139,000 tons in 2006 to 168,000 tons by the end of 2009;

•	expanding our EAF recycling capacity by 80,000 tons, or 15%, by the end of 2007;

•	commencing CZO sales to third parties in 2007;

•	increasing production of our higher margin, value-added products, including SSHG, zinc oxide, zinc powders and copper based powders;

•	entering into a joint venture with a major steel producer to install a new kiln dedicated to processing its EAF dust;

•	optimizing both production costs and excess power sales from our 110 megawatt power plant;

•	finding new markets for iron rich material; and

•	exploring opportunities in China to license our technology, enter zinc production joint ventures and source lower cost supplies.

Competition

We believe that we are a unique business, having no direct competitor that recycles similar secondary materials into zinc products in North America. Our primary competitors in the zinc oxide segment include U.S. Zinc Corporation (“US Zinc”), a wholly-owned subsidiary of Aleris International, Inc., and Considar Metal Marketing Inc. (“Considar”), a marketing and distribution joint venture between Hudbay Minerals Inc. and Traxys, a trading company sold by Umicore Group and Corus Steel to a private investment firm in 2005. US Zinc, located in the middle-southern states of the U.S., is also a zinc recycler. US Zinc is our primary competitor but lacks our integrated processing and smelting capabilities. Considar’s product is sourced through the Canadian operations of Hudson Bay Mining and Smelting Co.

Approximately 70% of the zinc metal consumed in the U.S. is imported. Therefore, we enjoy a domestic freight and reliability advantage over foreign competitors with respect to U.S. customers. Xstrata Plc (which acquired Falconbridge in 2006), Teck Cominco Limited and Penoles are the primary zinc metal suppliers in the U.S., and we believe they had approximately 27%, 16% and 16%, respectively of the market share in 2005, while we had approximately 9%. However, we primarily produce PW zinc metal for use in galvanizing steel. The vast majority of the metal produced by the companies above is used by continuous galvanizers in the coating of steel sheet products. In addition, these producers have mining and smelting operations while we only engage in smelting.

We compete for EAF dust management contracts primarily with companies that dispose of EAF dust in landfills (e.g., Envirosafe and American Ecology) as well as with a Mexico-based recycler (Zinc Nacional). We are the only proven domestic recycler of EAF dust. We expect to see new entrants to once again explore opportunities in this area as long as zinc prices remain attractive. Our proven reliability and customer service have helped us maintain long-standing customer relationships. Many of our EAF dust customers have been under contract with us since our predecessor began recycling EAF dust in the 1980s.

ZincOx Resources plc recently acquired Big River Zinc Corporation with the stated intention of producing zinc metal from concentrates and recycled EAF dust sourced from the U.S. (Envirosafe) and Turkey, with initial estimated smelting output from EAF dust of 90,000 tons in 2008.

Governmental Regulation and Environmental Issues

Our facilities and operations are subject to various federal, state and local governmental laws and regulations with respect to the protection of the environment, including regulations relating to air and water quality, solid and hazardous waste handling and disposal. These laws include the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”), RCRA, the Clean Air Act, the Clean Water Act, and their state equivalents. We are also subject to various other laws and regulations, including those administered by the Department of Labor, the Federal Energy Regulatory Commission (the “FERC”), the Surface Transportation Board, and the Department of Transportation. We believe that we are in material compliance with the applicable laws and regulations, including environmental laws and regulations governing our ongoing operations and that we have obtained or timely applied for all material permits and approvals necessary for the operation of our business.

HII’s process modifications resulted in operations fully utilizing recycled feedstocks. The use of recycled zinc feedstocks preserves natural resources, precluding the need for mining and land reclamation, and thereby operating consistent with the principles of sustainable development. Our recycling services avoid the potential environmental impacts that are associated with the landfilling of hazardous wastes. EAF dust itself is a hazardous waste created during melting of steel scrap in electric arc furnaces by the steel mini-mill industry. Our recycling process has been designated by the EPA as “Best Demonstrated Available Technology” for the recycling of EAF dust.

We operate a hydrometallurgical metals recovery facility in Bartlesville, processing a metal concentrate produced at our Palmerton calcining operation. The concentrate is separated into metal-bearing fractions at Bartlesville and sold to smelters. The recovered zinc from this operation is returned to Monaca. The cadmium-

containing fraction is landfilled as a hazardous waste. Brines containing chlorides, fluorides, sodium and potassium are disposed in a fully permitted on-site underground injection system at Bartlesville.

We hold RCRA permits at our Palmerton, Rockwood and Bartlesville locations. We have an irrevocable letter of credit in place to satisfy RCRA financial assurance requirements with respect to closure and post-closure care at our Palmerton facility. Similar financial assurance mechanisms are not required with respect to our Rockwood location. Bartlesville was formerly a primary zinc processing facility operated by us and our predecessor. The former facilities were closed under a RCRA agreement with the State of Oklahoma, which was completed in 2003. Those facilities are currently in post-closure care. Financial assurance at Bartlesville is met by the three parties responsible for post-closure care meeting the financial assurance test in the Oklahoma regulations.

Our Palmerton property is part of a CERCLA site that was added to the National Priorities List in 1983. When the Palmerton assets were purchased out of bankruptcy in December 2003, we acquired only those assets, including real property, needed to support the ongoing recycling and powders businesses at that location, resulting in our holding approximately 100 acres of the approximately 1,600 acres owned by HII. The successor in interest to previous owners has contractually assumed responsibility for historic site contamination and associated remediation, and has indemnified against any liabilities related to the property, including Natural Resource Damage. Exceptions to this indemnity include our obligations under the 1995 consent decree described below, non-Superfund RCRA obligations and environmental liabilities resulting from our ongoing operations.

We inherited certain of HII’s environmental liabilities related to our Palmerton operations related to a 1995 Consent Decree between HII, the EPA and the PADEP. Our obligations pursuant to this consent decree include construction of a storage building for calcine kiln feed materials and the removal of lead concentrate from three buildings. These obligations are currently being managed to the satisfaction of the regulatory agencies and are reserved for on our balance sheet.

We have NPDES permits at our Palmerton, Monaca and Bartlesville locations. We also may incur costs related to future compliance with MACT air emission regulations relating to industrial boilers as well as future MACT regulations relating to the non-ferrous secondary metals production category. In addition, Pennsylvania is considering regulations with respect to mercury emission regulations that are more stringent than federal MACT regulations in this area, and any such regulations may result in additional ongoing compliance expenditures.

Properties

Our zinc production operations are located at Monaca and Palmerton and our recycling operations are located in Palmerton, Calumet, Rockwood and Beaumont. Our hydrometallurgical processing facility is in Bartlesville.

The chart below provides a brief description of each of our production facilities:

	Own/				Annual
Location	Lease		Process	Product	Capacity (tons)

Monaca, PA	Own		Finished Product	PW Metal	93,000
				Zinc Oxide	84,000
				SSHG Metal	15,000
				Zinc Dust	5,900
Bartlesville, OK	Own		Recycling	Lead Carbonate	28,000*
Beaumont, TX	Own	(1)	Recycling	CZO(2)	28,000**
Calumet, IL	Own		Recycling	CZO	169,000**
Palmerton, PA	Own		Recycling	Calcine	130,000(3)
				CZO	273,000**
				Zinc Powder	5,000 to 14,000(4)
			Finished Products	Zinc Copper Base	3,000
Rockwood, TN	Own		Recycling	CZO	68,000**
Total EAF Recycling Capacity					538,000
Total Smelting Capacity					175,000

*	Lead concentrate processed

**	EAF dust recycling and processing capacity

(1)	Facility is owned, property is leased; lease expires July 2011.

(2)	CZO, with approximately 55% zinc content, is produced by our recycling operations and is used as a feedstock for our zinc facility in Monaca or further processed in Palmerton into zinc calcine (up to 65% zinc content) before being used as a feedstock in Monaca.

(3)	Assumes that one of three kilns is operated to produce calcine and the other two kilns are operated to produce CZO.

(4)	Depending upon grade.

Employees

As of March 31, 2007, we employed 1,016 persons at the following locations:

			Union
	Salaried	Hourly	Contract
Location	Personnel	Personnel	Expiration

Monaca	155	525	11/17/07	*
Bartlesville	9	40	11/16/09
Beaumont	3	15	02/02/08
Calumet	16	53	08/02/11
Palmerton	27	130	04/26/11
Palmerton (Chestnut Ridge Railroad)	—	3	04/01/08
Rockwood	11	29	07/01/11

Total	221	795

*	Five employees at Monaca are covered by a separate union contract that expires on December 15, 2007, and 24 employees are covered by a separate union contract that expires on August 31, 2007.

The vast majority of our hourly personnel are unionized under the United Steelworkers of America. Hourly workers receive medical, dental and prescription drug benefits. We do not have a defined benefit plan for hourly or salaried employees and no Company-paid medical plan for retirees. We have a 401(k) plan for both our hourly and salaried employees. Our labor contracts provide for a company contribution, and in most cases a company match, which varies from contract to contract. We believe we have satisfactory relations with our employees.

Legal Proceedings

We are party to various litigation, claims and disputes, including labor regulation claims and OSHA and environmental regulation violations, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, we expect that the outcome of these matters will not result in a material adverse effect on our business, financial condition or results of operations.

We entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection, dated June 28, 2006, related to the resolution of fugitive emission violations at our Monaca facility. Under the Consent Order and Agreement, we are required to submit a written plan for evaluating and implementing correction action regarding fugitive air emissions at our Monaca facility, and to implement the required corrective action. We have delivered the implementation plan and have begun corrective measures, including enhancements to emission incident reporting and follow-up; maintenance and preventive maintenance on certain emission control equipment such as ducts, capture hoods, fabric-filter collectors and appurtenances; and development and implementation of department-specific emission-control plans. Additionally, we paid an initial civil penalty of $50,000 and are obligated to pay an additional $2,500 per month for 24 months, subject to extended or early termination.

MANAGEMENT

Directors and Executive Officers and Key Employees

Set forth below is information concerning our directors, executive officers and key employees.

Name	Age	Position

James M. Hensler	51	Chairman of the Board of Directors, President and Chief Executive Officer
Robert D. Scherich	47	Vice President and Chief Financial Officer
Robert Elwell	53	Vice President — Operations
James A. Totera	50	Vice President — Sales and Marketing
Thomas E. Janeck	62	Vice President — Environment, Health and Safety
Ali Alavi	45	Vice President — Corporate Administration, General Counsel and Secretary
Clarence E. Terry	60	Director
John van Roden	58	Director
T. Grant John	68	Director
Bryan D. Rosenberger	56	Director

James M. Hensler, Chairman of the Board of Directors, President and Chief Executive Officer, joined us in April 2004. He has over 27 years of experience working in the metals industry. From 2003 to April 2004, Mr. Hensler was a consultant to various companies in the metals industry. From 1999 to 2003, Mr. Hensler was Vice President of Global Operations and Vice President and General Manager of the Huntington Alloys Business Unit for Special Metals Corp., a leading international manufacturer of high performance nickel and cobalt alloys. Prior to that, Mr. Hensler was the Executive Vice President for Austeel Lemont Co., General Manager of Washington Steel Co. and Director of Business Planning for Allegheny Teledyne Inc. He received a BS in Chemical Engineering from the University of Notre Dame in 1977, an MSE in Chemical Engineering from Princeton University in 1978 and an MBA from the Katz Graduate School of Business at the University of Pittsburgh in 1987.

Robert D. Scherich, Vice President and Chief Financial Officer, joined us in July 2004. From 1996 to 2004, Mr. Scherich was the Chief Financial Officer of Valley National Gases, Inc. Prior to that, he was the Controller and General Manager at Wheeling-Pittsburgh Steel Corp. and an accountant at Ernst & Whinney. Mr. Scherich received a BS in Business Administration from The Pennsylvania State University in 1982. He is a certified public accountant.

Robert Elwell, Vice President — Operations, joined us in June 2006 with 31 years of industry experience. For the last eight years, he was the President of Greenville Metals, a division of PCC. Previous positions included Vice President of Manufacturing for Cannon-Muskegon (also a PCC company), Vice President of Quality and Technology for Freedom Forge, Manufacturing Manager for Haynes International, and several operating and technical positions at Lukens Steel. Mr. Elwell has a BS in Metallurgical Engineering from Lafayette College in 1975 and an MBA from Widener University in 1979.

James A. Totera, Vice President — Sales and Marketing, joined us in 1997. Prior to that, he was the Vice President of Sales for Steel Mill Products (EAF dust recycling) and also spent over 15 years working in sales positions (including as General Manager of Sales) at Insul Company. Mr. Totera received a BA in Economics, Administrative Management Science and Psychology from Carnegie Mellon University in 1979.

Thomas E. Janeck, Vice President — Environment, Health and Safety, has worked for us and our predecessors since 1964. Prior to his current position, Mr. Janeck served in a number of capacities and was most recently Vice President of Environmental Services and Director of Regulatory Affairs. Mr. Janeck is a member of the Board of Directors of the National Mining Association and serves as Chairman of its Environment Committee. Mr. Janeck received a BS in Chemical Engineering from the University of Pittsburgh in 1967.

Ali Alavi, Vice President — Corporate Administration, General Counsel and Secretary, joined us in 1996. Mr. Alavi previously served as our Director & Counsel of Environment, Health & Safety and Director of Environmental Performance. Prior to joining us, Mr. Alavi worked as Assistant General Counsel of Clean Sites, Inc.; Senior Regulatory Analyst of the American Petroleum Institute and Project Manager/Engineer for the U.S. Army Toxic & Hazardous Materials Agency. Mr. Alavi received a BA in Geography/Environmental Studies from the University of Pittsburgh in 1983, an MS in Petroleum Engineering from the University of Pittsburgh School of Engineering in 1985 and a JD from the University of Maryland Law School in 1993.

Clarence E. Terry was elected to our board of directors in May 2006. Mr. Terry has served as Managing Director of Sun Capital since September 1999, and has more than 32 years of operating experience. Prior to joining Sun Capital, Mr. Terry served as Vice President at Rain Bird Sprinkler Manufacturing, the largest manufacturer of irrigation products in the world. Mr. Terry has been responsible for all areas of operations, including manufacturing, foreign sourcing, sales and marketing, and general management. Mr. Terry graduated from California State Polytechnic University with a BS in Civil Engineering in 1968 and an MBA in 1980.

John van Roden was appointed to our board of directors in April 2007. Mr. van Roden is currently a consultant to P.H. Glatfelter Company. From 2006 to 2007, Mr. van Roden served as Executive Vice President of P.H. Glatfelter Company and served as Executive Vice President and Chief Financial Officer of P.H. Glatfelter Company from 2003 to 2006. From 1998 to 2003, Mr. van Roden was Senior Vice President and Chief Financial Officer of Conectiv Corp. From 1992 to 1998, Mr. van Roden was Senior Vice President and Chief Financial Officer of Lukens Inc. Mr. van Roden is a director of (i) Semco Energy, Inc., a NYSE-listed distributor of natural gas, (ii) H.B. Fuller Company, a global manufacturer and marketer of adhesives and specialty chemical products, (iii) PVG GP, LLC, the general partner of Penn Virginia G.P. Holdings, L.P., a publicly-traded limited partnership engaged in the management of coal properties and the gathering and processing of natural gas, and (iv) Airgas, Inc., a leading distributor of industrial, medical and specialty gases and welding, safety and related products. Mr. van Roden received a BA in Economics from Denison University in 1971 and an MBA from Drexel University in 1974.

T. Grant John was appointed to our board of directors in May 2007. Since 2003, Mr. John has served as the principal of T.G. John & Associates, Inc., a strategy, search and turnaround consulting firm focused on the primary metals and metalworking industries. From 1999 to 2003, Mr. John was the president and chief executive officer of Special Metals Corporation, a producer of nickel and cobalt alloys. Prior to 1999 and beginning in 1966, Mr. John served in various executive and management roles for companies in the metals industry. Mr. John earned B.A.Sc. and Ph.D. degrees in metallurgical engineering at the University of British Columbia.

Bryan D. Rosenberger was appointed to our board of directors in May 2007. Mr. Rosenberger is Of Counsel to the law firm of Eckert Seamans Cherin & Mellott, LLC, engaging in a broad range of corporate and securities law matters on behalf of both publicly and privately held businesses. Mr. Rosenberger has previously served as Chairman of the firm’s Business Division and as a member of the firm’s Executive Committee and Board of Directors. Mr. Rosenberger has been Of Counsel at Eckert Seamans since 2006 and was a partner/member from 1983 to 2006. Mr. Rosenberger received a BS in Economics from Juniata College in 1971 and a JD from the College of William and Mary Marshall-Wythe School of Law in 1974.

Board of Directors Composition

Our board of directors consists of five members. Our amended certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders elect a portion of our board of directors each year. Class I directors’ terms expire at the annual meeting of stockholders to be held in 2007, Class II directors’ terms expire at the annual meeting of stockholders to be held in 2008 and Class III directors’ terms expire at the annual meeting of stockholders to be held in 2009. The Class I director is Mr. Hensler, the Class II directors are Messrs. Terry and van Roden and the Class III directors are Messrs. John and Rosenberger.

At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. Any vacancies or additional directorships resulting from an increase in the number of directors may only be filled by a majority vote of the directors then in office. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock.”

As a private company, we have not been required to comply with the corporate governance rules of any stock exchange, nor have we been subject to the Sarbanes-Oxley Act of 2002 and related SEC rules. We have recently appointed three independent directors and established various committees of the board in order to comply with the corporate governance requirements of The Nasdaq Global Select Market.

Committees of the Board

The composition, duties and responsibilities of our committees are set forth below. Our board of directors adopted a written charter for each of its committees, each of which will be available on our website. Committee members will hold office for a term of one year. In the future, our board may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit Committee.  The audit committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent auditors and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies from time to time, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (12) reviewing related party transactions and (13) reporting regularly to the full board of directors.

Our audit committee consists of Mr. van Roden, as chairman, and Messrs. Rosenberger and John. Our board of directors has determined that each of these members is an independent director according to the rules and regulations of the SEC and The Nasdaq Global Select Market and that Mr. van Roden qualifies as an “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K.

Compensation Committee.  The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with our Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters, (5) administering our stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. Our compensation committee currently consists of Mr. John, as chairman, and Messrs. Rosenberger and van Roden, each of whom satisfies the independence requirements of The Nasdaq Global Select Market.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee’s purpose is to assist our board by identifying individuals qualified to become members of our board of directors consistent with criteria set by our board and to develop our corporate governance principles. This committee’s responsibilities include: (1) evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees, (2) establishing a policy for considering stockholder nominees for election to our board of directors, (3) evaluating and recommending candidates for election to our board of directors, (4) overseeing the performance and self-evaluation process of our board of directors and developing continuing education programs for our directors, (5) reviewing our corporate governance principles and providing recommendations to the board regarding possible changes and (6) reviewing and monitoring compliance with our code of ethics and our insider trading policy. Our nominating and corporate governance committee consists of Mr. Rosenberger, as chairman, and Messrs. John and van Roden, each of whom satisfies the independence requirements of The Nasdaq Global Select Market.

Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and all persons performing similar functions. We intend to disclose amendments to, or waivers from, provisions of our code of ethics that apply to our principal executive, financial and accounting officers by posting such information on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Prior to November 30, 2006, all of the equity of Horsehead Holding Corp. was beneficially owned by affiliates of Sun Capital, certain other investors and members of our management team. Since the acquisition of our assets out of bankruptcy by an affiliate of Sun Capital in December 2003, persons affiliated with Sun Capital negotiated compensation arrangements with our named executive officers, including our chief executive officer and chief financial officer, who were recruited to our company subsequent to our acquisition by Sun Capital. The compensation paid to our executive officers reflects these negotiations between these executive officers and Sun Capital.

Our board of directors currently consists of five non-employee directors and one employee director, Mr. Hensler, our chief executive officer. One of our directors, Clarence E. Terry, who is employed by affiliates of Sun Capital, was previously responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. Mr. Terry determined all of the components of compensation of our chief executive officer, and, in consultation with our chief executive officer, the remaining executive officers. Prior to May 14, 2007, our board did not have a compensation committee. To date, we have not engaged outside consultants to review our compensation policies, but we may do so in the future. Our current executive officers, Messrs. Hensler, Scherich and Alavi, are responsible for matters of company policy and are our “Named Executive Officers.”

As a result of the repurchase of all of the remaining shares of our common stock held by Sun Capital on May 8, 2007, the resignation of 3 of their 4 board nominees on May 10, 2007 and the creation of the compensation committee of our board of directors (the “Committee”) on May 14, 2007, our executive compensation philosophy, policies, plans and programs are now under the direction of the Committee. The Committee is responsible for determining the compensation elements and amounts paid to named executive officers. We expect that the Committee will review compensation elements and amounts for named executive officers on an annual basis, at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances may require. We expect that each year our human resources department will compile a report of benchmark data for executive positions for companies that are similar to ours in size and operation in the metals industry. We expect that the list of companies from which they would compile data would include IPSCO, Inc., Schnitzer Steel Industries Inc., Aleris International, Inc., Timken Company, Quanex Corporation and HudBay Minerals Inc. This benchmark data report will include a presentation of the minimum, median and maximum salaries provided by metals companies that are similar in size and operation to us. The Chief Executive Officer will then provide compensation recommendations to the Committee based on this data and the other considerations mentioned in this compensation section. The Committee will then discuss these recommendations with the Chief Executive Officer and the human resources department and will make a recommendation to the Board, which the Board will consider and approve, if appropriate.

Compensation Policies and Practices

The primary objectives of our executive compensation program are to:

•	attract and retain the best possible executive talent,

•	achieve accountability for performance by linking annual cash and long term incentive awards to achievement of measurable performance objectives, and

•	align executives’ incentives with stockholder value creation.

Our executive compensation programs are designed to encourage our executive officers to operate the business in a manner that enhances stockholder value. The primary objective of our compensation program is to align the interests of our executive officers with our equityholders’ short and long term interests. This is accomplished by awarding a substantial portion of our executive’s overall compensation based on our financial performance, specifically operating earnings and EBITDA (together with certain adjustments). We also provide a significant portion of our executive officers’ compensation through equity-based awards. Our compensation philosophy provides for a direct relationship between compensation and the achievement of our goals and seeks to include management in upside rewards.

We have sought to achieve an overall compensation program that provides foundational elements such as base salary and benefits that are generally competitive with the median of the marketplace, as well as an opportunity for variable incentive compensation that is significantly above market when short and long term performance goals are met. Our executive compensation consists of the following components:

•	base salary;

•	annual cash bonus incentive(s);

•	long-term incentive award(s); and

•	one-time bonus awards.

Our base salary structure and practice of periodic salary reviews are designed to reward individual achievement and performance and our overall performance. Our annual bonuses are designed to reward executive officers for achievement of annual objectives tied to increased operating income performance in line with our budget. Our equity component of compensation, generally in the form of stock options, is designed to reward relative total stockholder return and corresponding stock price improvement over the grant-date stock price. We have in the past granted one-time bonuses to reward our management for completing specific strategic transactions and to give them incentives to complete certain specific goals in the future. Amounts realizable from prior equity-based awards are taken into account in determining future awards because the Committee is likely to determine target levels of equity ownership that it desires for management.

Base Salary.  Base salary is established based on the experience, skills, knowledge and responsibilities required of the executive officers in their roles. When establishing the 2006 base salaries of the executive officers, a number of factors were considered, including the years of service of the individual, the individual’s duties and responsibilities, the ability to replace the individual, the base salary at the individual’s prior employment, market data on similar positions with competitive companies, and information derived from our directors’ experience with Sun Capital’s other portfolio companies. We seek to maintain base salaries that are competitive with the marketplace and that allow us to attract and retain executive talent.

Salaries for executive officers are reviewed by the board on an annual basis, at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances may require. Since 2003, increases in salary have been based on factors such as the individual’s level of responsibility and performance, levels of compensation for executives of comparable companies owned and managed by Sun Capital affiliates and our company’s performance and expected performance. We expect the Committee will consider all of these factors in the future, other than levels of compensation for executives of companies owned and managed by affiliates of Sun Capital. Instead, we expect that the Committee will review levels of compensation provided by metals companies similar to us in size and operation, including the benchmark companies identified in “Executive Compensation — Overview.”

Annual Cash Bonus Incentives.  The board has the authority to award discretionary annual cash bonuses to our executive officers. The objective of the annual cash bonus award is to reward executive officers for achieving individual and company level performance goals. Annual cash bonuses are determined initially as a percentage of each executive officer’s base salary for the fiscal year, and are based primarily on the achievement of financial targets such as achieving budgeted levels of operating earnings. Each annual cash bonus, following determination by the board, is generally paid in a single installment in the first quarter following the completion of a given fiscal year once the annual audit report is issued or, if earlier, following our determination that the earnings targets for the fiscal year have been met.

Pursuant to current employment agreements, each named executive officer has a specified target annual cash bonus and is eligible for an annual cash bonus up to an amount equal to a specified percentage of such executive’s salary. The percentage of base salary for each annual cash bonus is established based on the individual’s level of responsibility. Mr. Hensler’s target cash bonus is 50% of his base salary, Mr. Scherich’s target cash bonus is 30% of his base salary and Mr. Alavi’s target cash bonus is 25% of his base salary. The actual cash bonuses payable to our executive officers may be less than or greater than the target cash bonus, depending on the operational performance, the individual’s performance and certain other factors that may be considered by the board. All cash bonuses are limited to a pre-determined maximum set forth in the named executive officer’s employment agreement, which in Mr. Hensler’s case is 100% of his base salary, in Mr. Scherich’s case is 60% of his base salary and for Mr. Alavi is 50% of his base salary. However, in 2006, our board determined that each of our named executive officers would be eligible for a bonus of up to three times his target bonus depending on our achievement with respect to a performance measure set by our board that is equal to net income (loss) before interest, taxes, depreciation and amortization, extraordinary income and losses, management fees payable to Sun Capital and all other non-cash charges (the “Bonus Performance Measure”). Each of our named executive officers was eligible to earn a bonus of up to three times his target cash bonus if our company earned more than $90 million of the Bonus Performance Measure, up to two times his target cash bonus if our company earned more than $75 million of the Bonus Performance Measure, up to his target cash bonus if our company earned more than $60 million of the Bonus Performance Measure and no cash bonus if our company earned less than $40 million of the Bonus Performance Measure. In 2007, our named executive officers will be entitled to earn two times their target cash bonus if our company earns more than $250 million of the Bonus Performance Measure, up to their target cash bonus if our company earns more than $200 million of the Bonus Performance Measure and no cash bonus if the Bonus Performance Measure is less than $135 million. For 2006, Mr. Hensler received an annual cash bonus of $441,875, Mr. Scherich received an annual cash bonus of $181,652 and Mr. Alavi received an annual cash bonus of $71,750. We chose to pay these levels of compensation because the company earned $142 million of the Bonus Performance Measure, which exceeded the board’s target level.

Long-Term Incentive Awards.  Our equity incentive plans authorize us to grant incentive awards to our employees, directors and consultants. All of our executive officers have received equity compensation awards in the form of non-qualified stock options. We grant long term incentive awards in the form of stock options because it is a common method for privately-held companies to provide equity incentives to executive officers. The options are designed to align the interests of our executive officers with our stockholders’ long-term interests by providing them with equity-based awards that vest over a period of time and become exercisable upon the occurrence of certain events, as well as to reward executive officers for performance. In determining the number of stock options to be granted to executives, we take into account the individual’s position, scope of responsibility, ability to affect profits and shareholder value and the individual’s historic and recent performance and the value of stock options in relation to other elements of the individual executive’s total compensation. Following our 2003 acquisition by an affiliate of Sun Capital, our board adopted a stock option plan. In connection with the November private placement, our board adopted a long-term equity incentive plan under which numerous types of incentive equity securities may be issued.

We expect that the Committee will use stock option grants as our principal form of equity compensation because they are an effective means to align the long-term interests of our executive officers and our stockholders and they also are comparable to the equity grants previously received by the named executive officers. The grant-date value of a stock option is at risk because it may decline over the vesting period if there is a corresponding decrease in our stock price. We may in the future grant other equity-based awards, subject to the Committee’s discretion. We expect that on a periodic basis, as the Committee deems appropriate but not less than annually, the Committee will review the equity awards previously awarded to management, the performance of our business and the performance of our stock. We expect that the Committee will establish target levels of incentive holdings that it would like members of our management to have. Based on these factors, the Committee will determine appropriate levels of equity awards and may make additional grants following a review.

Stock options granted by us to date have an exercise price equal to the fair market value of our common stock on the date of grant, typically vest over a five-year period with 20% vesting twelve months after the vesting commencement date and the remainder vesting ratably each year thereafter based upon continued employment, and generally expire ten years after the date of grant. Future grants of stock options and other securities will be at the discretion of the Committee. Because all of the options we have granted to date are non-qualified stock options, we will be entitled to a tax deduction in the year in which the non-qualified stock option is exercised in an amount equal to the amount by which the fair market value of the shares underlying the option on the date of exercise exceeds the option exercise price. In connection with the November private placement, we amended all of the outstanding options, including options held by our named executive officers, to provide that such options were 100% vested and to expand the circumstances under which such options may be exercised. We also cancelled 20% of all of the options, all of which were fully vested and exercisable, held by each of our optionholders, including Messrs. Hensler, Scherich and Alavi, at a price per share equal to $12.09 less the applicable option exercise price. Mr. Hensler received a payment for the cancellation of his options to purchase 96,282 shares, and each of Messrs. Scherich and Alavi received a payment in respect of the cancellation of his options to purchase 24,071 shares. We amended all of the options and cancelled a portion of the options because Sun Capital was selling a majority of its shares in the November private placement and because our board, which was comprised of a majority of Sun Capital personnel, wanted to reward the named executive officers for our past performance and wanted to facilitate the named executive officer’s ability to obtain liquidity and share in the economic benefits of our improved performance.

One-Time Bonuses.  In the past, we have granted one-time bonuses to reward our management for completing specific strategic transactions and to give them incentives to complete certain specific goals in the future. In connection with the October 2006 dividend, Messrs. Hensler and Scherich earned bonuses of approximately $238,000 and $60,000, respectively. We chose to provide these one-time bonuses because our stockholders were receiving a significant dividend as a result of the improved financial performance of our company and the efforts of Messrs. Hensler and Scherich in amending our credit facilities to provide for the dividend. In addition, in connection with the November private placement, Messrs. Hensler, Scherich and Alavi received additional one-time bonuses of approximately $880,000, $220,000 and $280,000, respectively. We chose to provide these one-time bonuses because our existing stockholders received significant liquidity as a result of our November private placement, which private placement was made possible in part by the efforts of management to improve the operating results of our company and to market and sell the shares offered in the private placement. Messrs. Hensler, Scherich and Alavi are also eligible to receive retention bonuses of approximately $400,000, $100,000 and $100,000, respectively, upon each of the first two anniversaries of the completion of the November private placement. In the event that any recipient voluntarily terminates his employment with us or is terminated by us for cause, any retention bonus amounts not yet paid to that recipient will be forfeited. If any recipient is terminated for reasons other than for cause, these retention bonus amounts will be paid on the anniversary dates. We signed the retention bonus agreement because we wanted to provide our management with incentives to remain with us. In November 2006, we also signed a bonus agreement with each of Messrs. Hensler and Scherich pursuant to which we paid them each a $250,000 bonus upon the filing of the registration statement to which this prospectus relates, which we initially filed on April 13, 2007. We provided the S-1 filing bonus because we wanted to provided an incentive to our management to complete the filing of the S-1 and to compensate them for the considerable amount of additional work involved in preparing an S-1. We anticipate in the future that the Committee may provide similar one-time bonuses based upon the completion of certain material corporate events, such as refinancings, restructurings, public offerings and similar events.

Other Programs.  Our executive officers are entitled, pursuant to their employment agreements, to receive employee benefits consistent with those received by other employees of the Company. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers, including health, dental, disability, paid vacation and participation in our 401(k) plan. The board in its discretion may revise, amend or add to the officer’s executive benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies. We have no current plans to change either the employment agreements (except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein) or levels of benefits provided thereunder.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the total compensation earned in 2006 by our named executive officers.

								Change in
								Pension
								Value and
								Nonqualified
							Non-Equity	Deferred	All
					Stock	Option	Incentive	Compensation	Other
Name and Principal Position	Year	Salary	Bonus		Awards	Awards	Plan Compensation	Earnings	Compensation(2)	Total

James M. Hensler	2006	$294,583	$1,560,401	(1)	—	—	—	—	1,082,976	$2,937,960
President and Chief Executive Officer
Robert D. Scherich	2006	173,001	$461,283	(1)	—	—	—	—	281,953	916,237
Vice President and Chief Financial Officer
Ali Alavi	2006	119,583	351,381	(1)	—	—	—	—	248,871	719,835
Vice President — Corporate Administration, General Counsel and Secretary

(1)	For 2006, Mr. Hensler received an annual cash bonus of $441,875, Mr. Scherich received an annual cash bonus of $181,652 and Mr. Alavi received an annual cash bonus of $71,750. The company chose to pay these levels of compensation because the company exceeded its target level of Bonus Performance Measure. In connection with the October special dividend, Messrs. Hensler and Scherich earned bonuses of approximately $238,000 and $60,000, respectively. In addition, in connection with the November private placement, Messrs. Hensler, Scherich and Alavi received additional one-time bonuses of approximately $880,000, $220,000 and $280,000, respectively.

(2)	The dollar value of the amounts shown in this column for 2006 includes the following:

	Matching
	Contributions Under	Life Insurance
	401(k) Savings Plan	Premiums	Health Care

James M. Hensler	$1,600	$2,640	$11,217
Robert D. Scherich	1,600	1,827	11,217
Ali Alavi	1,600	1,263	11,217

In addition, in connection with the November private placement, we made an arrangement with our option holders, including the Named Executive Officers, to cancel 20% of their fully vested and exercisable options and pay an amount equal to the net purchase price of our shares of common stock in the November private placement minus the exercise price of their options. Mr. Hensler received $1,066,804, Mr. Scherich received $266,712 and Mr. Alavi received $234,215 in respect of this option cancellation.

Grants of Plan-Based Awards

There were no awards granted to our named executive officers under our 2004 Stock Option Plan or 2006 Equity Incentive Plan during 2006.

Amendment and Cancellation of Options

All options issued pursuant to our 2004 Stock Option Plan, including all options issued to Messrs. Hensler, Scherich and Alavi, were amended in connection with the November private placement in order to be exercisable for our voting common stock, rather than our non-voting common stock, and to be fully vested upon completion of the November private placement. We also cancelled 20% of all of the options, all of which were fully vested and exercisable, held by each of our optionholders, including Messrs. Hensler, Scherich and Alavi, at a price per share equal to $12.09 less the applicable option exercise price. Mr. Hensler received a payment for the cancellation of his options to purchase 96,282 shares, and Messrs. Scherich and Alavi each received a payment in respect of the cancellation of their options to purchase 24,071 shares.

2004 Stock Option Plan

Our 2004 Stock Option Plan provides for the grant to our directors, officers, key employees and consultants of options to purchase non-voting shares of our common stock. The Committee administers the stock option plan. The Committee has broad powers under the stock option plan, including exclusive authority to determine:

•	who receives awards;

•	the type, size and terms of awards; and

•	vesting criteria, if any, of the awards.

The total number of shares of non-voting common stock as to which options may be granted may not exceed 1,684,944 shares. As of December 31, 2006, 1,293,828 options have been awarded under this plan. We anticipate that all future option grants will be made under our 2006 Long-Term Equity Incentive Plan, discussed below, and we do not intend to issue any future options under the 2004 Stock Option Plan.

If we pay dividends or we undergo a recapitalization, or a spin-off, split-up, combination or exchange of shares or other change in shares of our non-voting common stock, the committee shall adjust the aggregate number and kind of shares subject to the stock option plan and the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof. If we undergo a merger, consolidation, or sale of all or substantially all of our assets, the committee may cause options awarded under the stock option plan to become immediately exercisable. We also have a right of first refusal with respect to any proposed sale or other disposition by an optionee.

All of the options granted to Messrs. Hensler, Scherich and Alavi are fully vested. These options may be exercised at any time prior to the tenth anniversary of their grant.

2006 Long-Term Equity Incentive Plan

The Horsehead Holding Corp. 2006 Long-Term Equity Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and other equity-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing services for us, are eligible for grants under the plan. The purpose of the equity incentive plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

A total of 1,101,279 shares of our common stock, representing approximately 5% of our outstanding common stock on a fully-diluted basis, is available for issuance under the equity incentive plan. The number of shares available for issuance under the equity incentive plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, authorized and unissued or held as treasury shares.

The Committee administers the equity incentive plan. Our board also has the authority to administer the plan and to take all actions that the Committee is otherwise authorized to take under the plan.

Our board of directors has approved for submission to a vote of our stockholders our Amended and Restated 2006 Long-Term Equity Incentive Plan, reflecting amendments to our 2006 Long-Term Equity

Incentive Plan. We are seeking stockholder approval to increase the number of shares of common stock that may be issued under the plan from 1,101,279 shares to 1,489,318 shares. We are also seeking to insert an evergreen provision into the plan, whereby, beginning in 2008 and ending in 2017, the number of shares available for issuance under the plan would increase annually by an amount equal to the lesser of (i) 1% of the amount of shares of common stock then outstanding and (ii) such lesser amount as may be determined by our board of directors or the Committee. This amended and restated plan will be voted on by shareholders at our annual meeting of stockholders of June 11, 2007.

The following is a summary of the material terms of the equity incentive plan.

Eligibility.  Our directors, officers and other employees, as well as other individuals performing services for us, or to whom we have extended an offer of employment, are eligible to receive grants under the equity incentive plan. However, only employees may receive grants of incentive stock options. In each case, our board of directors or the Committee, as applicable, will select the grantees to participate in the equity incentive plan.

Stock Options.  Under the equity incentive plan, our board of directors or the Committee, as applicable, may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code, and other, non-qualified stock options. The plan provides that we may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 800,000 shares, nor may we award incentive options first exercisable in any calendar year whose underlying shares have an aggregate fair market value greater than $100,000, determined at the time of the grant.

The exercise price of an option granted under the plan may not be less than 100% of the fair market value of a share of common stock on the date of the grant, and the exercise price of an incentive option awarded to a person who owns stock representing more than 10% of our voting power may not be less than 100% of such fair market value on such date.

We will determine the term of each option in our discretion. However, no term may exceed ten years from the date of grant, or, in the case of an incentive option granted to a person who owns stock representing more than 10% of our voting power, five years from the date of grant.

Stock Appreciation Rights.  SARs entitle a participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The grant price and the term of a SAR will be determined by the Committee, except that the price of a SAR may never be less than the fair market value of the shares of our common stock subject to the SAR on the date the SAR is granted.

Termination of Options and SARs.  Options and SARs under the equity incentive plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us. Options and SARs generally expire thirty days after the date of cessation of service, so long as the grantee does not compete with us during the thirty day period, other than certain exceptions depending upon the circumstances of cessation.

Restricted Stock.  Under the equity incentive plan, the Committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Unless the Committee determines otherwise, all restrictions on a grantee’s restricted stock will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us, if the cessation occurs due to a termination within one year after a change in control in us or due to death, disability or, in the discretion of the Committee, retirement. In addition, the Committee has the authority to award shares of restricted stock with respect to which all restrictions shall lapse automatically upon a change in control in us, whether or not the grantee is subsequently terminated. If termination of employment or service occurs for any other reason, all of a grantee’s restricted stock as to which the applicable restrictions have not lapsed will be forfeited immediately.

Restricted Stock Units; Deferred Stock Units.  Under the equity incentive plan, the Committee may award restricted stock units subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive one share of common stock for each restricted stock unit at the end of the vesting period applicable to such restricted stock unit. Unless the Committee determines otherwise, all restrictions on a grantee’s restricted stock units will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us, if the cessation occurs due to a termination within one year after a change in control in us or due to death, disability or, in the discretion of the Committee, retirement. In addition, the Committee has the authority to award restricted stock units with respect to which all restrictions shall lapse automatically upon a change in control in us, whether or not the grantee is subsequently terminated. If termination of employment or service occurs for any other reason, all of a grantee’s restricted stock units as to which the applicable restrictions have not lapsed will be forfeited immediately.

Performance Awards.  Under the equity incentive plan, the Committee may grant performance awards contingent upon achievement by the grantee, us or divisions of set goals and objectives regarding specified performance criteria, such as, for example, return on equity over a specified performance cycle, as designated by the Committee. Performance awards may include specific dollar-value target awards, such as performance units, the value of which is established by the Committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid in cash and/or shares of our common stock or other securities.

Unless the Committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us prior to completion of a performance cycle, due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award. If we undergo a change in control, a grantee will earn no less than the portion of the performance award that he or she would have earned if the applicable performance cycle had terminated as of the date of the change of control.

Vesting, Withholding Taxes and Transferability of All Awards.  The terms and conditions of each award made under the equity incentive plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the equity incentive plan may vest and become exercisable within six months of the date of grant, unless the Committee determines otherwise. Unless the Committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or upon grant or vesting of restricted stock or a restricted stock unit, in order to satisfy our withholding obligations in connection with any such exercise, grant or vesting. Unless the Committee determines otherwise, no award made under the equity incentive plan will be transferable other than by will or the laws of descent and distribution or to a grantee’s family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.

Amendment and Termination of the Equity Incentive Plan.  The board may amend or terminate the equity incentive plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with applicable stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the equity incentive plan without the affected participant’s consent. If not previously terminated by the board, the equity incentive plan will terminate on the tenth anniversary of its adoption.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards as of December 31, 2006 held by our named executive officers:

Option Awards
Equity
Incentive
Plan
Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Option
	Options	Options	Unearned	Exercise	Option
	(#)	(#)	Options	Price	Expiration
Name	Exercisable	Unexercisable	(#)	($)	Date

James M. Hensler	385,128	—	—	$1.01	Sept 15, 2014
President and Chief Executive Officer
Robert D. Scherich	96,286	—	—	1.01	Sept 15, 2014
Vice President and Chief Financial Officer
Ali Alavi	96,286	—	—	2.36	Sept 15, 2014
Vice President — Corporate Administration, General Counsel and Secretary

Pension Benefits

We do not maintain pension plans. Our board of directors may in the future elect to provide officers and other employees with pension benefits if the board determined that doing so is in our best interests.

Employment and Other Agreements.

On November 30, 2006, we entered into employment agreements with each of our named executive officers in connection with the completion of the November private placement. Each employment agreement has a term of five years, unless terminated earlier by the employee or by us. The employment agreements provide for 2007 base salaries of $400,000, $250,000 and $140,000 for Messrs. Hensler, Scherich and Alavi, respectively, as well as discretionary performance-based bonuses and participation in our benefit plans and programs. Mr. Hensler’s employment agreement also provides that he is eligible to participate in our long-term equity incentive plan, described below, and that an amount equal to 5% of our outstanding common stock. shall be reserved for issuance under this plan. Our other executive officers are eligible to participate in our long-term equity incentive plan at the discretion of the Committee.

Each employment agreement provides that the employee will be entitled to continue to receive his base salary for a severance period in the event of a termination without cause and, in Mr. Hensler’s case, a resignation for good reason. Each employment agreement contains also a non-competition provision that lasts until the later of (i) the end of any severance period and (ii) 12 months after the employee ceases to be employed by us, and a non-solicitation provision that lasts for 24 months after the end of the employment relationship.

In connection with the November private placement, we entered into retention bonus agreements with Messrs. Hensler, Scherich and Alavi. Under these agreements, Messrs. Hensler, Scherich and Alavi are eligible to receive retention bonuses of approximately $400,000, $100,000 and $100,000, respectively, upon each of the first two anniversaries of the completion of the November private placement. In the event that any recipient voluntarily terminates his employment with us or is terminated by us for cause, any retention bonus amounts not yet paid to that recipient will be forfeited. We also entered into bonus agreements with Messrs. Hensler and Scherich under which each of them received a $250,000 bonus upon the filing of the registration statement, to which this prospectus relates.

Non-Qualified Deferred Compensation

We do not maintain defined contribution plans or other deferred compensation plans. The Committee may in the future elect to provide officers and other employees with defined contribution or deferred compensation benefits if the board determined that doing so is in our best interests.

Termination and Change in Control Arrangements

Assuming each named executive officer’s employment was terminated under each of the circumstances set forth below, or a change in control occurred, on December 31, 2006, the estimated values of payments and benefits to each named executive officer are set forth in the following table:

			Termination
		Termination	Without	Voluntary
		Without	Cause	Termination
		Cause Prior to a	Following a	With
		Change in	Change in	Good	Death or	Change in
Name	Benefit	Control	Control	Reason	Disability	Control

James M. Hensler	Cash Severance	$800,000	$800,000	$800,000	—	—
President and Chief Executive Officer
Robert D. Scherich	Cash Severance	375,000	375,000	—	—	—
Vice President and Chief Financial Officer
Ali Alavi	Cash Severance	70,000	70,000	—	—	—
Vice President — Corporate Administration, General Counsel and Secretary

James M. Hensler.  Mr. Hensler’s employment agreement provides that if Mr. Hensler resigns for good reason or if Mr. Hensler’s employment is terminated by us without cause, he is entitled to receive his base salary for a period of two years thereafter. The letter agreement provides that Mr. Hensler is entitled to receive the severance payment as long as certain conditions are met, including that Mr. Hensler sign a general release of Horsehead from any claims and that Mr. Hensler has not breached any of the terms or provisions of the non-competition and non-solicitation provisions of his employment agreement. Mr. Hensler’s stock option grant agreement also provides that Mr. Hensler will not compete with us during the term of his employment and during the six month period following his employment (or, if longer, the period for which he receives severance). The stock option grant agreement also contains certain non-solicitation and non-disparagement agreements.

Mr. Hensler’s options became fully vested upon the closing of the November private placement. If Mr. Hensler’s employment is terminated by us other than for cause, then Mr. Hensler’s options may be exercised after the date of termination but on or before the 15th day of the third calendar month following the date of termination. If Mr. Hensler’s employment terminates due to death or disability, Mr. Hensler’s options may be exercised after the date of termination but on or before the later of (a) December 31 of that year or (B) the 15th day of the third calendar month after the date of termination.

Robert D. Scherich.  Mr. Scherich’s employment agreement provides that if Mr. Scherich’s employment is terminated by us without cause, he is entitled to receive his base salary for a period of eighteen months thereafter. The letter agreement provides that Mr. Scherich is entitled to receive the severance payment as long as certain conditions are met, including that Mr. Scherich sign a general release of Horsehead from any claims and that Mr. Scherich has not breached any of the terms or provisions of the non-competition and non-solicitation provisions of his employment agreement. Mr. Scherich’s stock option grant agreement also provides that Mr. Scherich will not compete with us during the term of his employment and during the six month period following his employment (or, if longer, the period for which he receives severance). The stock option grant agreement also contains certain non-solicitation and non-disparagement agreements.

Mr. Scherich’s options became fully vested upon the closing of the November private placement. If Mr. Scherich’s employment is terminated by us other than for cause, then Mr. Scherich’s options may be exercised after the date of termination but on or before the 15th day of the third calendar month following the date of termination. If Mr. Scherich’s employment terminates due to death or disability, Mr. Scherich’s options may be exercised after the date of termination but on or before the later of (a) December 31 of that year or (B) the 15th day of the third calendar month after the date of termination.

Ali Alavi.  Mr. Alavi’s employment agreement provides that if Mr. Alavi’s employment is terminated by us without cause, he is entitled to receive his base salary for a period of six months thereafter. The letter agreement provides that Mr. Alavi is entitled to receive the severance payment as long as certain conditions are met, including that Mr. Alavi sign a general release of Horsehead from any claims and that Mr. Alavi has not breached any of the terms or provisions of the non-competition and non-solicitation provisions of his employment agreement. Mr. Alavi’s stock option grant agreement also provides that Mr. Alavi will not compete with us during the term of his employment and during the six month period following his employment (or, if longer, the period for which he receives severance). The stock option grant agreement also contains certain non-solicitation and non-disparagement agreements.

Mr. Alavi’s options became fully vested upon the closing of the November private placement. If Mr. Alavi’s employment is terminated by us other than for cause, Mr. Alavi’s option may be exercised after the date of termination but on or before the 15th day of the third calendar month following the date of termination. If Mr. Alavi’s employment terminates due to death or disability, Mr. Alavi’s options may be exercised after the date of termination but on or before the later of (a) December 31 of that year or (B) the 15th day of the third calendar month after the date of termination.

The employment agreements define “cause” as: (i) a breach of the employee’s obligations under the agreement; (ii) any felony or crime involving moral turpitude by the employee which our board of directors determines would have an adverse effect on (a) our reputation or relationships with suppliers, customers, employees or others, (b) the employee’s ability to effectively perform his duties or (c) our business, operations or financial condition; (iii) fraud or embezzlement; (iv) failure to comply with the directives and policies of our board of directors; (v) gross negligence or recklessness by the employee in the conduct of our business; (vi) material abandonment of duties or (vii) willful action to harm us. Mr. Hensler’s employment agreement defines “good reason” as a substantial diminution in Mr. Hensler’s responsibilities to us.

Compensation of Directors

None of our directors in 2006 received fees for services as directors. Beginning in 2007, each of our non-employee directors will receive a fee of $40,000 per year for service as a director, and our audit committee chairman will receive an additional $20,000 per year. We also intend to issue equity awards to our directors under our 2006 Long-Term Equity Incentive Plan. All of our directors are reimbursed for out-of-pocket expenses incurred in connection with attending all Board and committee meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information with respect to the beneficial ownership of our shares as of May 31, 2007 by (a) any person or group who beneficially owns more than 5% of our common stock, (b) each of our directors and named executive officers and (c) all directors and executive officers as a group. The following table lists the number of shares and percentage of shares beneficially owned based on 29,860,436 shares of common stock outstanding as of May 31, 2007.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of May 31, 2007 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

	Number of
	Shares	Percentage of
	Beneficially	Beneficial
Beneficial Holders	Held	Ownership

Cheyne Special Situations Fund L.P.(1)	1,961,538	6.5%
Excelsior Value & Restructuring(2)	1,485,000	5.0%
Goldman, Sachs & Co.(3)	4,615,384	15.5%
Passport Global Master Fund SPC Ltd.(4)	1,350,000	4.4%
Passport Materials Master Fund LP(4)	250,000	*
Third Point Offshore Fund Ltd(5)	1,830,300	6.1%
Third Point Ultra Ltd(5)	234,400	*
Third Point Partners Qualified LP(5)	220,100	*
Third Point Partners, LP(5)	260,200	*
TPG-Axon Partners LP(6)	1,560,000	5.2%
TPG-Axon Partners (Offshore) Ltd(6)	840,000	2.8%
James M. Hensler(7)	357,566	1.2%
Clarence E. Terry(8)	—	—
T. Grant John	—	—
Bryan D. Rosenberger	—	—
John van Roden	—	—
Ali Alavi(9)	89,395	*
Robert D. Scherich(9)	89,395	*
All directors and executive officers as a group (eight persons)(10)	536,356	1.8%

*	less than 1%.

(1)	Cheyne Capital Management (UK) LLP, as the investment manager of Cheyne Special Situations Fund L.P., may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the shares of common stock held by Cheyne Special Situations Fund L.P. Cheyne General Partner Inc., as the general partner of Cheyne Capital Management (UK) LLP, may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the shares of common stock held by Cheyne Special Situations Fund L.P. Accordingly, each of Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc. may be deemed to be the beneficial owner of the shares of common stock held by Cheyne Special Situations Fund L.P. However, each of Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc. disclaim beneficial ownership, except to the extent of any pecuniary interest therefrom. The address for Cheyne Capital Management (UK)

LLP is Stornoway House, 13 Cleveland Row, London, SW1A 1DH, England. The address for each of Cheyne General Partner Inc. and Cheyne Special Situations Fund L.P. is Walker House, Mary Street, P.O. Box 908GT, Grand Cayman, Cayman Islands.

(2)	The address of Excelsior Value & Restructuring is c/o Trust Company of New York, 499 Washington Boulevard, Seventh Floor, Jersey City, NJ 07310-1995.

(3)	Goldman, Sachs & Co. is an indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc., a publicly-traded company. No individual within Goldman, Sachs & Co. has sole voting and investment power with respect to the securities. In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this prospectus reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This prospectus does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units. The address of each of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. is c/o Goldman, Sachs & Co., One New York Plaza, New York, New York 10004.

(4)	The address of each of Passport Global Master Fund SPC Ltd. and Passport Materials Master Fund LP is 402 Jackson Street, San Francisco, CA 94111.

(5)	The address of each of Third Point Partners Qualified LP, Third Point Partners LP, Third Point Offshore Fund Ltd and Third Point Ultra Ltd. is 390 Park Avenue, 18th Floor, New York, New York 10022.

(6)	The address of each of TPG-Axon Partners, LP and TPG-Axon Partners (Offshore), Ltd. is c/o TPG-Axon Capital Management, L.P., 888 Seventh Avenue, 38th Floor, New York, New York 10019.

(7)	Consists of 385,128 shares underlying options that are exercisable within 60 days.

(8)	Mr. Terry serves as a managing director of Sun Capital Partners, Inc., an affiliate of Sun Horsehead, LLC. Mr. Terry expressly disclaims beneficial ownership of the shares of common stock held by Sun Horsehead, LLC or any other affiliate of Sun Capital.

(9)	Consists of 89,395 shares underlying options that are exercisable within 60 days.

(10)	Includes 536,356 shares underlying options that are exercisable within 60 days.

SELLING STOCKHOLDERS

This prospectus covers shares sold in our November 2006 and April 2007 private equity placements. Some of the shares sold in the private placements were sold directly to “accredited investors” as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, we sold shares to FBR, who acted as initial purchaser and sole placement agent in the offerings. FBR sold the shares it purchased from us in transactions exempt from the registration requirements of the Securities Act to persons that it reasonably believed were “qualified institutional buyers,” as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act. Our former controlling stockholder, the selling shareholders who purchased shares from us or FBR in the private placements and their respective transferees, pledgees, donees, assignees or successors, may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below.

The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus and the percentage of shares beneficially owned based on 29,860,436 shares of common stock outstanding as of May 31, 2007. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.

The table below has been prepared based upon the information furnished to us by the selling stockholders and is presented as of May 31, 2007. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend and/or supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read “Plan of Distribution.”

We have been advised that as noted below in the footnotes to the table, some of the selling stockholders are broker-dealers or affiliates of broker-dealers. We have been advised that each of such selling stockholders purchased our common stock in the ordinary course of business, not for resale, and that none of these selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock.

If the shares are to be sold by transferees of the selling stockholders under this prospectus, we may be required to file a post-effective amendment to the registration statement that includes this prospectus or a prospectus supplement, amending the list of selling stockholders to include the transferee as a selling stockholder. Upon being notified by a selling stockholder that it intends to use an agent or principal to sell their shares, a post-effective amendment to the registration statement that includes this prospectus will be filed, naming the agent or principal as an underwriter and disclosing the compensation arrangement. All selling stockholders are subject to the provisions of Regulation M and are precluded from engaging in certain purchasing and selling activities for as long as they are participants in the offering.

Except as noted below, to our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

ADAR Investment Fund Ltd(1)	250,000		*	250,000
Agard-McConologue Rev Trust(2)	1,155		*	1,155
AHP Enhanced Index International Share Fund(3)	25,770		*	25,770

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

Alexandra Global Master Fund Ltd(4)	153,846		*	153,846
Alexandra P Tumbleston(5)	1,820		*	1,820
Amado Family Trust(6)	1,540		*	1,540
American Durham LP(7)	75,000		*	75,000
Ammirati, Erika	1,000		*	1,000
Andrea L Kilian TTEE Andrea L Kilian Trust U/A DTD 09/25/1997(5)	790		*	790
Andrew J. and Judith A. Mendelsohn Trust(8)	1,900		*	1,900
Anima SGR SA(9)	155,769		*	155,769
Ann K Millet(5)	11,050		*	11,050
Anne-Marie Romer Trustee Anne-Marie Romer Rev Liv Trust U/A DTD 02/08/2007(5)	1,330		*	1,330
Anthony L Kremer Charles Schwab & Co Inc Cust IRA Rollover(5)	1,700		*	1,700
Arc Defined Benefit Plan(10)	1,155		*	1,155
Ariella Ben-Dov Trust(11)	74,074		*	74,074
Asgard Partners, L.P.(12)	25,000		*	25,000
Asphalt Green Inc.(13)	3,600		*	3,600
Astman, Fred L. and Jean L. — JTWROS††	16,000		*	16,000
Atlas Master Fund Ltd.(14)	575,000	1.9%		575,000
Aubrey L Roberts Charles Schwab & Co Inc Cust IRA Rollover(5)	3,040		*	3,040
B & H Liquidity Fund LLC(15)	3,846		*	3,846
Banque Privee E. de Rothschild Europe	15,000		*	15,000
Barbara A Muth Charles Schwab & Co Inc Cust IRA Contributory(5)	370		*	370
Barbara A Muth TTEE Barbara A Muth Revocable Livin U/A DTD 10/31/1996 FBO B Muth(5)	1,770		*	1,770
Barmeyer, Patricia T.	3,000		*	3,000
Basso Fund Ltd(16)	123,021		*	123,021
Basso Multi-Strategy Holding Fund Ltd(16)	446,477	1.5%		446,477
Beebe, Clark A. & Donna L.	7,000		*	7,000
Ben-Dov, Zohar	74,074		*	74,074
Beverly R Guterman Charles Schwab & Co Inc Cust IRA Rollover(5)	670		*	670
Bien & Summers LLP Retirement Plans(17)	1,155		*	1,155
Billy A West TTEE Billy A West Trust U/A DTD 01/23/1992(5)	5,200		*	5,200
Black, Ronald	80,566		*	80,566
Blackburn, Elizabeth H. IRA Rollover	1,155		*	1,155
Blanco, Ambrosio	1,527		*	1,527
BLT Enterprises LLLP A Partnership(5)	1,760		*	1,760
Bluver, Howard C., IRA	1,923		*	1,923

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

Bowker, Heather	1,000		*	1,000
Bradley J Hausfeld TTEE U/A DTD 08/06/1999 By Bradley J Hausfeld(5)	28,880		*	28,880
Bradley J. Hausfeld Personal Trust DTD 6/10/99 Pledged Asset Sub Acct. Bradley J. Hausfeld, TTEE(5)	5,150		*	5,150
Brian Louis McMurray(5)	1,890		*	1,890
Bunshoft Family Revocable Trust(18)	1,155		*	1,155
Calm Waters Partnership(19)	242,307		*	242,307
Capital Ventures International(20)	400,000	1.3%		400,000
Carl William Goeckel Designated Bene Plan/TOD(5)	400		*	400
Carmignac Commodities(21)	465,000	1.6%		465,000
Carmine Guerro Charles Schwab & Co Inc Cust IRA Rollover(5)	3,480		*	3,480
Carol Downing Green Charles Schwab & Co Inc Cust IRA Contributory(5)	450		*	450
Carol Downing Green TTEE Carol Shellabarger Green Rev T U/A DTD 04/21/2000(5)	590		*	590
CASAN Pendragon Event Value Fund(22)	87,127		*	87,127
Champagne Capital SAS(23)	7,500		*	7,500
Charles L Bechtel & Miriam L Bechtel Jt Ten(5)	680		*	680
Charles T Walsh TTEE The Charles T Walsh Trust U/A DTD 12/06/2000(5)	2,410		*	2,410
Charles V. Simms TTEE Charles V. Simms Trust U/A DTD 12/28/1994(5)	1,560		*	1,560
Cheryl Coleman Charles Schwab & Co Inc Cust IRA Rollover(5)	390		*	390
Cheyne Special Situations Fund L.P.(24)	1,961,538	6.6%		1,961,538
Christine F Lindman Thomas Charles Schwab & Co Inc Cust IRA Rollover(5)	1,270		*	1,270
Christopher M Ruff Charles Schwab & Co Inc Cust IRA Rollover(5)	330		*	330
Cindy Ernst(5)	14,350		*	14,350
City of Milford Pension and Retirement Fund(13)	41,000		*	41,000
City of Stamford Firemen’s Pension Fund(13)	19,000		*	19,000
Cleary, James F.(13)	400		*	400
CNF Investments II, LLC(25)	15,384		*	15,384
Cohen, Steven J.	1,155		*	1,155
Coleman, John M. and Patricia P.	3,846		*	3,846
Colin M Crotty & Emily S Crotty Jt Ten(5)	3,330		*	3,330
Colonial First State Wholesale Global Resources Long/Short Fund(26)	73,941		*	73,941
Congress Ann Hazel Charles Schwab & Co Inc Cust IRA Contributory(5)	500		*	500
Congress Ann Hazel TTEE Harold And Congress Hazel Trust U/A DTD 04/21/1991(5)	500		*	500
Consolidated Gaming PTY Limited(27)	15,846		*	15,846

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

Cosby, Brook Day(13)	1,000		*	1,000
Counting Crows PSP(28)	1,155		*	1,155
Craig Paul Sanford & Mary Jo Sanford Jt Ten(5)	7,270		*	7,270
CTBB Family Limited Partnership(5)	4,990		*	4,990
Cynthia A Hackett(5)	2,900		*	2,900
Cynthia J Crotty TTEE Cynthia J Crotty Dcrotty Group LLC C/O David(5)	3,730		*	3,730
Cynthia J Rainey Charles Schwab & Co Inc Cust IRA Rollover DTD 04/28/2000(5)	2,250		*	2,250
D Kremer & R Kremer TTEE David R Kremer Rev Living TR U/A DTD 05/07/1996(5)	1,910		*	1,910
D Maccubbin & L Maccubbin TTEE Don A Maccubbin & Linda B Maccubin Rev Trust U/A DTD 05/04/1993(5)	2,380		*	2,380
Daniel J Roach Charles Schwab & Co Inc Cust IRA Rollover(5)	640		*	640
Daniel W Crotty TTEE Daniel W Crotty Trust Dcrotty Group LLC C/O David(5)	46,090		*	46,090
David K Ray Charles Schwab & Co Inc Cust IRA Rollover(5)	1,580		*	1,580
David M Morad Jr Charles Schwab & Co Inc Cust IRA Rollover(5)	5,210		*	5,210
David R Ernst & Renee M Ernst Jt Ten(5)	3,590		*	3,590
David S. Senseman Trustee Crotty Escrow Trust U/A DTD 02/10/2006(5)	2,400		*	2,400
Dcrotty Group LLC(5)	2,300		*	2,300
De Ette Rae Hart TTEE U/A DTD 05/17/1999 FBO De Ette Rae Hart(5)	940		*	940
Deanne W. Joseph Charles Schwab & Co Inc Cust IRA Rollover(5)	590		*	590
Diana M Best Charles Schwab & Co Inc Cust IRA Rollover(5)	3,750		*	3,750
Diane W Colaizzi Charles Schwab & Co Inc Cust IRA Rollover(5)	260		*	260
DKR Saturn Event Driven Holding Fund Ltd.(29)	25,000		*	25,000
Don A Keasel IRA Rollover(5)	1,240		*	1,240
Don Aubrey Maccubbin Charles Schwab & Co Inc Cust IRA Contributory(5)	660		*	660
Donald A Porter Charles Schwab & Co Inc Cust IRA Contributory(5)	1,420		*	1,420
Donald G Tekamp TTEE Donald G Tekamp Revocable Trust U/A DTD 08/16/2000(5)	1,410		*	1,410
Donald Gorman(5)	530		*	530
Donald Huu Nguyen & Lynn ann Buffington JT Ten(5)	1,130		*	1,130
Donald Huu Nguyen Charles Schwab & Co Inc Cust IRA Rollover(5)	250		*	250
Donna G Dahm Charles Schwab & Co Inc Cust IRA Contributory(5)	630		*	630

	Prior to this Offering
	Number of	Percentage of	Number of Shares
	Shares	Beneficial	that May be Sold in
Beneficial Holders	Beneficially Held	Ownership	this Offering

Drake Associates L.P.(30)	27,000	*	27,000
Dynamic Decisions(31)	7,307	*	7,307
Eakin, Lindsay and Le Roy III — JTBE	11,538	*	11,538
EBS Microcap Partners LP A Partnership(5)	28,210	*	28,210
EBS Partners LP — Primary Acct A Partnership(5)	83,450	*	83,450
Eckenhoff, Edward A.	1,730	*	1,730
Edward W. Eppley Charles Schwab & Co Inc Cust Sep-IRA(5)	980	*	980
EJF Crossover Master Fund L.P.(32)	135,000	*	135,000
Elaine K Hausfeld TTEE U/A DTD 10/29/1999 Elaine K Hausfeld Trust(5)	5,100	*	5,100
Elaine S Berman Beneficiary Inherited IRA(5)	1,010	*	1,010
Elaine S Berman SEP-IRA(5)	950	*	950
Elias M Karter(5)	12,200	*	12,200
Elinor L. Caustin Trust(33)	1,155	*	1,155
Elizabeth Ann Simms TTEE Elizabeth Ann Simms Trust U/A DTD 12/28/1994(5)	170	*	170
Ellerston Capital Limited(34)	138,000	*	138,000
Emerson, J. Steven	275,000	*	275,000
Endeavor Asset Management LP(35)	12,000	*	12,000
Energizer(5)	109,200	*	109,200
Eric Graham TTEE Eric A Grahm Trust U/A DTD 02/11/2004(5)	400	*	400
Euro Pacific Investments Ltd(36)	2,500	*	2,500
Ewing, Frank M.	15,000	*	15,000
Excelsior Value & Restructuring(37)	1,485,000	5.0%	1,485,000
Exeter Capital Partners V LP(38)	115,385	*	115,385
Farouk Tabrah Charles Schwab & Co Inc Cust IRA Contributory(5)	190	*	190
Farouk Tabrah TTEE Tabrah Qualified Personal Residence Trust U/A 5/11/92(5)	660	*	660
FBR Capital Markets Corporation††(39)	8,791	*	8,791
Felice M Kantor TTEE Felice M Kantor Trust U/A DTD 06/23/1993(5)	7,100	*	7,100
First State Investments Global Resources Long Short Fund Limited(40)	390,674	1.3%	390,674
Flanagan Family Limited Partnership††(41)	3,846	*	3,846
Fort Mason Master, L.P.(42)	328,685	1.1%	328,685
Fort Mason Partners L.P.(42)	21,315	0.1%	21,315
Found-Mar LLC(5)	6,710	*	6,710
Foursquare Foundation(43)	4,800	*	4,800
Fox, Edward A.	11,538	*	11,538
Francis J Seiler Charles Schwab & Co Inc Cust IRA Rollover(5)	560	*	560
Friedman, Billings, Ramsey & Co., Inc.†(39)	21,920	*	21,920

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

Friedman, Billings, Ramsey Group, Inc.††(39)	8,791		*	8,791
G Harmon & T Harmon & H Wall Larence J Harmon Trust A U/A DTD 01/29/2001(5)	660		*	660
Gail S. Goldyne Trust(44)	1,150		*	1,150
Gary M Youra Charles Schwab & Co Inc Cust IRA Rollover(5)	3,410		*	3,410
Gary Wynbrandt MPPP(45)	1,155		*	1,155
Gaviola, Durga	12,000		*	12,000
Geis, Thomas P. and Lucy	3,000		*	3,000
George W Ledford Charles Schwab & Co Inc Cust IRA Rollover(5)	3,800		*	3,800
Georgetown Preparatory School(46)	5,776		*	5,776
Gerald E Joseph & Deanne W Joseph Jt Ten(5)	1,830		*	1,830
Gerald J Allen(5)	3,590		*	3,590
Gerald J Allen Charles Schwab & Co Inc Cust IRA Rollover(5)	400		*	400
Gissen, Malcolm H.	1,155		*	1,155
Glenn B. Stoller, Inter Vivos(47)	1,155		*	1,155
Global Multi-Strategy Equity Fund(48)	19,930		*	19,930
Goldman, Sachs & Co.†(49)	4,615,384	15.5%		4,615,384
Gregory Alan Reber & Bibi Ann Hazel-Reber Jt Ten(5)	880		*	880
Gregory J Thomas SEP-IRA C/O TK Harris Commerical(5)	650		*	650
H Joseph Wood Charles Schwab & Co Inc Cust Spousal IRA Rollover(5)	1,040		*	1,040
Halpern, Susan Uris(13)	4,400		*	4,400
Hanson, Keith A.	1,155		*	1,155
Harbour Holdings Ltd.(50)	85,700		*	85,700
Harke, Felix R.	1,527		*	1,527
Harvard Investments, Inc.(51)	15,384		*	15,384
Hazel B Kidd(5)	1,420		*	1,420
Heijer, Michael	1,652		*	1,652
Helen G Moody TTEE Helen G Moody Trust U/A DTD 01/17/2002(5)	1,510		*	1,510
Henderson North American Multi-Strategy Equity Fund(52)	79,300		*	79,300
HFR DS Fundamental Master Trust(53)	25,000		*	25,000
HFR HE Soundpost Master Trust(53)	21,261		*	21,261
Holladay, Wallace F. Jr.	3,846		*	3,846
Horn, Michael F. Sr.	3,846		*	3,846
Howard Smith(5)	3,030		*	3,030
Hsien Ming Meng Charles Schwab & Co Inc Cust IRA Rollover(5)	830		*	830
Immergluck, David A.	1,155		*	1,155
Institutional Benchmarks Series in Respect of Canopus Series(54)	48,000		*	48,000

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

International Church of the Foursquare Chapel(55)	1,000		*	1,000
International Durham, Ltd(5)	502,000	1.7%		502,200
J Douglas Hausfeld TTEE U/A DTD 06/01/1999 J Douglas Hausfeld Trustee Pledged to ML Lender(5)	19,280		*	19,280
J Ernst & D Ernst TTEE John C Ernst Rev LT U/A DTD 11/11/1911(5)	9,250		*	9,250
JABCAP Multi-Strategy Master Fund Ltd.(56)	125,000		*	125,000
Jack E Brady(5)	290		*	290
Jacqueline Michelle Evans Charles Schwab & Co. Inc Cust IRA Rollover(5)	380		*	380
JAM, Investments LLC(57)	2,307		*	2,307
James A Broering Charles Schwab & Co Inc Cust IRA Rollover(5)	5,820		*	5,820
James N Marten Charles Schwab & Co Inc Cust IRA Rollover(5)	1,030		*	1,030
James T Lehner Charles Schwab & Co Inc Cust IRA Rollover(5)	2,470		*	2,470
Jan Munroe TTEE, Jan Munroe Trust u/a DTD 07/22/1991(58)	7,000		*	7,000
Jane Hughes TTEE Giacomo Life Insurance Tr U/A DTD 04/28/2001 FBO L Giaco(5)	6,440		*	6,440
Janet Rosemary Seiler TTEE Janet R Seiler Trust U/A DTD 05/18/2005(5)	1,440		*	1,440
Janice Sue Harmon TTEE Janice Sue Harmon Rev Trust U/A DTD 02/02/2005(5)	420		*	420
Jean C Marten(5)	470		*	470
Jeannine E Phlipot Chares Schwab & Co Inc. Cust IRA Contributory(5)	1,140		*	1,140
Jennifer A Roer UTA Charles Schwab & Co Inc IRA Contributory DTD 04/24/98(5)	590		*	590
Jennifer Roach(5)	400		*	400
Jennifer Roach Charles Schwab & Co Inc. Cust IRA Rollover(5)	1,000		*	1,000
Jerome E Muth Charles Schwab & Co Inc Cust Roth Contributory IRA(5)	3,340		*	3,340
Joan E. Viener Revocable Trust(59)	1,000		*	1,000
Joan M Weslh TTEE A&R Agreement of Trust for Joan M Welsh DTD 08/31/1990(5)	1,460		*	1,460
John A Barron(5)	680		*	680
John A Barron Charles Schwab & Co Inc Cust IRA Rollover(5)	3,610		*	3,610
John A O’Neil & Lisa D O’Neil Jt Ten(5)	1,750		*	1,750
John B Maynard Sr TTEE John B Maynard Sr Rev Liv Trust U/A DTD 10/05/1993(5)	10,520		*	10,520
John C Kunesh & Sarah L Kunesh Jt Ten(5)	1,370		*	1,370
John Carl Eiting(5)	6,650		*	6,650
John Eubel Charles Schwab & Co Inc Cust IRA Rollover(5)	4,880		*	4,880

	Prior to this Offering
	Number of	Percentage of			Number of Shares
	Shares	Beneficial			that May be Sold in
Beneficial Holders	Beneficially Held	Ownership			this Offering

John Forsyth Hamilton and Carol Leonard Comm/Prop	1,540		*		1,540
John Hancock Funds II(60)	82,500		*		82,500
John Hancock Trust(60)	82,500		*		82,500
John M Welsh Jr Charles Schwab & Co Inc Cust IRA Rollover(5)	1,620		*		1,620
John O’Meara Charles Schwab & Co Inc Cust IRA Rollover(5)	380		*		380
John Richard Yenor Charles Schwab & Co Inc Cust IRA Rollover(5)	880		*		880
John Robert Scharf Charles Schwab & Co Inc Cust IRA Contributory(5)	2,640		*		2,640
John T Dahm Charles Schwab & Co Inc Cust IRA Contributory(5)	3,600			*	3,600
John T Dahm Charles Schwab & Co Inc Cust IRA Rollover(5)	1,110		*		1,110
John Thomas Paas & Julia Marie Paas Jt Ten(5)	790		*		790
Jon Richard Yenor & Caroline Leutze Brecker Jt Ten(5)	1,200		*		1,200
Joseph D Maloney(5)	1,340		*		1,340
Joseph David Mackil Charles Schwab & Co Inc. Cust IRA Rollover(5)	4,880		*		4,880
Joseph F Schullion Charles Schwab & Co Inc Cust IRA Rollover(5)	1,310		*		1,310
JP Morgan & Co.(61)	615,384	2.1%			615,384
JP Morgan TrustCo. (Bahamas) Ltd, as trustee(13)	9,200		*		9,200
Juan M Palomar Charles Schwab & Co Inc Cust IRA Rollover(5)	2,470		*		2,470

Judith A Keasel IRA Rollover(5)	510		*		510
Julber, Evan L.	12,500		*		12,500
K Shelton Charles Schwab & Co Inc. Cust IRA Rollover(5)	1,240		*		1,240
Kandythe J. Miller(5)	1,360		*		1,360
Karen Ann Beach TTEE Karen A Beach Trust U/A DTD 05/25/2002(5)	3,820		*		3,820
Karen S Crotty TTEE Karen S Crotty Trust U/A DTD 06/13/1995(5)	1,890		*		1,890
Kayola, John J. & Catherine K.(13)	400		*		400
Keeley, Patrick J.††(62)	20,000		*		20,000

Kenneth M Fisher Charles Schwab & Co Inc Cust IRA Rollover(5)	700		*		700
Kenneth Michael Fisher & Alice Anne Fisher J & Ten(5)	1,650		*		1,650

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

Kettering Anesthesia Associates Pension And Profit Sharing Trust FBR David Pappenfus, M.D.(5)	2,050		*	2,050
Kevin M Crotty TTEE Kevin M Crotty Trust U/A DTD 06/13/1995(5)	57,160		*	57,160
Keybank National Association Custodian for Medamerica Health Systems Corp Other Board Designated Funds Eubel Brady & Sutton Asset Mgmt(5)	19,000		*	19,000
Kirby Charles Leeper Charles Schwab & Co. Inc. Cust IRA Rollover(5)	1,300		*	1,300
L Peck & D Vockell & S Brinn & O Fernandez TTEE Sharonville Ped PSC 401 FBO O Fernandez(5)	1,530		*	1,530
L Peck & D. Vockell & S Brinn & Pediatrics Psc 401 U/A DTD 07/01/19 FBO L Peck(5)	1,300		*	1,300
Lake Street Fund, L.P.(63)	54,000		*	54,000
Lawrence K Jackson Charles Schwab & Co Inc. Cust IRA Contributory(5)	560		*	560
Lawrence S Connor(5)	3,060		*	3,060
Lazar, William B.(13)	2,600		*	2,600
Lazar Foundation(13)	2,600		*	2,600
Lehman Brothers Inc.†	1,034,615	3.5%		1,034,615
Leo K Wingate & Katherine H Wingate Jt Ten(5)	990		*	990
Linda Marie Meister(5)	1,350		*	1,350
Linda Marie Meister Charles Schwab & Co Inc. Cust IRA Contrib DTD 03/31/2000(5)	230		*	230
Locke, James and Susan — TBE††	19,200		*	19,200
Locke, T. Ferguson	7,692		*	7,692
Looram, Peter(13)	2,900		*	2,900
M Brady & R Eubel TTEE EBS Asset Mgmt Inc PSP U/A DTD 01/01/1994(5)	1,630		*	1,630
M DeMange & T DeMange TTEE Mary J DeMange Rev Living TR U/A DTD 12/30/1992(5)	450		*	450
Magnetar Capital Master Fund, Ltd(64)	375,000	1.3%		375,000
Marcia M O’Rourke(5)	4,000		*	4,000
Margaret Saunders Adam TTEE Margaret S Adam Revocable Trust U/A DTD 04/10/2002(5)	660		*	660
Marilyn E Lehman Charles Schwab & Co Inc. Cust IRA Rollover(5)	1,760		*	1,760
Mark Louis Orlandini(5)	1,480		*	1,480
Marshall-Inman, Daryll	2,147		*	2,147
Marshall-Inman, Brad	2,147		*	2,147
Martha S Senkiw TTEE Martha S Senkiw Revoc Lvng Tru U/A DTD 11/02/1998(5)	790		*	790
Martin J Grunder JR Charles Schwab & Co Inc Cust SEP-IRA(5)	780		*	780
Mary Lou R Baggott(5)	1,650		*	1,650
Mary M Kunesh Charles Schwab & Co Inc Cust IRA Rollover(5)	8,090		*	8,090

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

Mattin, Christina	1,900		*	1,900
Matz, Timothy B. and Jane F.††	1,000		*	1,000
McCorkindale, Douglas H.	7,692		*	7,692
Melinda Laureen Eubel UTA Charles Schwab & Co Inc IRA Rollover DTD 08/21/95(5)	990		*	990
Melodee A Ruffo(5)	1,170		*	1,170
Michael F Dakin Charles Schwab & Co Inc Cust IRA Rollover(5)	1,450		*	1,450
Michael G Lunsford(5)	460		*	460
Michael G Lunsford Charles Schwab & Co Inc Cust IRA Rollover(5)	1,050		*	1,050
Michael Glenn Bradshaw Charles Schwab & Co Inc Cust IRA Rollover(5)	2,890		*	2,890
Michael J McQuiston Charles Schwab & Co Inc Cust IRA Rollover(5)	2,020		*	2,020
Michael Lipson Charles Schwab & Co Inc Cust IRA Contributory(5)	310		*	310
Michelle L Taglimonte Charles Schwab & Co Inc Cust IRA Rollover(5)	1,060		*	1,060
Mike Joseph Evans & Jacke M Evans Jt Ten(5)	740		*	740
MLPF & S Cust FPO Lori Hausfeld IRA FBO Lori Hausfeld(5)	200		*	200
MLPF & S Cust FPO Thomas L Hausfeld IRRA FBO Thomas L Hausfeld(5)	420		*	420
MLPF&S Cust FPO Bradley J Hausfeld IRRA FBP Bradley J Hausfeld(5)	640		*	640
Miller, Ann K.	11,050		*	11,050
Mizio, Domenic J.(13)	9,200		*	9,200
MLR Capital Offshore Master Fund Ltd.(65)	10,000		*	10,000
Morante, Paolo	1,155		*	1,155
Morency, Jeanne L.(13)	2,600		*	2,600
Mullen, Nicola Z.(13)	1,800		*	1,800
Munder Micro-Cap Equity Fund(66)	179,600		*	179,600
Najwa Tabrah Charles Schwab & Co Inc Cust IRA Contributory(5)	640		*	640
Nayann B Pazyniak Charles Schwab & Co Inc Cust IRA Rollover(5)	530		*	530
Neal L Miller Charles Schwab & Co Inc Cust IRA Rollover(5)	260		*	260
Neil Kator Charles Schwab & Co Inc Cust IRA Rollover(5)	3,580		*	3,580
Neil W Hazel & Jeanne K Hazel Jt Ten(5)	970		*	970
Neil W Hazel TTEE Neil W Hazel Trust U/A DTD 08/25/92(5)	1,820		*	1,820
Neil W. Hazel Charles Schwab & Co. Inc Cust IRA Contributory(5)	5,390		*	5,390
Norbert E Woodhams(5)	7,290		*	7,290

	Prior to this Offering
	Number of	Percentage of	Number of Shares
	Shares	Beneficial	that May be Sold in
Beneficial Holders	Beneficially Held	Ownership	this Offering

National Federation of Independent Business(13)	3,600	*	3,600
Nesbitt Burns ITF Adaly Opportunity Fund(67)	45,100	0.1%	45,100
Nesbitt Burns ITF The Strategic Opportunities Master Fund LP(67)	58,604	0.2%	58,604
Newmark Inc.	2,400	*	2,400
Nulsen, Charles	3,846	*	3,846
O’Connor Pipes Corporate Strategies Master Ltd(68)	175,000	*	175,000
Palder , Stanley J.	7,500	*	7,500
Park West Investors Master Fund, Ltd.(69)	299,753	1.0%	299,753
Park West Partners International, Ltd.(69)	50,247	*	50,247
Parsons, Thomas B.	1,000	*	1,000
Passport Global Master Fund SPC Ltd(70)	1,300,000	4.4%	1,300,000
Passport Materials Master Fund LP(70)	250,000	*	250,000
Pamela S Graeser(5)	410	*	410
Patricia Meyer Dorn Designated Bene Plan/TOD(5)	5,690	*	5,690
Patrick J Coleman Charles Schwab & Co Inc Cust IRA Rollover(5)	2,090	*	2,090
Paul J Routh Charles Schwab & Co Inc Cust IRA Contributory(5)	770	*	770
Paul R Crnkovich Charles Schwab & Co Inc Cust IRA Rollover(5)	1,180	*	1,180
Paul R. Crnkovich & Dina E Crnkovich JT TEN(5)	4,650	*	4,650
Paul S Guthrie & Cynthia J Guthrie Jt Ten(5)	5,650	*	5,650
Paul Strausbaugh & Joan Strausbaugh TEN/COM(5)	1,940	*	1,940
Paul W Nordt III Charles Schwab & Co Inc Cust IRA Rollover — 401K(5)	1,430	*	1,430
Peck Family Investments Ltd A Partnership(5)	1,790	*	1,790
Pendragon (Master) Fund Ltd(23)	412,873	1.4%	412,873
Peninsula Catalyst Fund (QP) LP(71)	74,800	*	74,800
Peninsula Catalyst Fund LP(71)	35,200	*	35,200
Peninsula Master Fund Ltd(71)	225,000	*	225,000
Peter D Senkiw TTEE Peter D Senkiw Rev Living Tr U/A DTD 11/02/1998(5)	810	*	810
Peter McInnes Charles Schwab & Co Inc. Cust IRA Rollover(5)	8,150	*	8,150
Philip E. Gallagher TTEE Philip E. Gallagher DDS PSP DTD 12/31/1984 FBO P Gallagher(5)	1,660	*	1,660
Philip M. Haisley Charles Schwab & Co Inc Cust IRA Rollover(5)	490	*	490
Plainfield Direct LLC(72)	1,200,000	4.0%	1,200,000
Plutus Transeo Fund LP(73)	100,000	*	100,000
Psychology Associates(13)	2,000	*	2,000
R Eubel & M Brady TTEES EBS Asset Mgmt Inc PSP All Cap U/A DTD 01/01/1994(5)	13,820	*	13,820
R Kremer & D Kremer TTEE Ruth E Kremer Rev Living TR U/A DTD 05/20/1996(5)	1,310	*	1,310

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

R&D Investment Partnership LLP A Partnership C/O Betty Ecbel(5)	24,050		*	24,050
RAB Special Situations (Master) Fund Limited(74)	100,000		*	100,000
Rae Lyn Burke and Regis Baker Kelly Comm/Prop	1,155		*	1,155
Rebecca A Nelson Charles Schwab & Co Inc Cust IRA Rollover(5)	1,860		*	1,860
Richard Dewey Smith(5)	1,570		*	1,570
Richard Dewey Smith Charles Schwab & Co Inc Cust IRA Contributory(5)	360		*	360
Richard E Holmes Charles Schwab & Co Inc Cust IRA Contributory(5)	1,450		*	1,450
Richard G Snider TTEE Baker-Hazel & Snider Funderal Home Inc U/A DTD 06/01/2002(5)	570		*	570
Richard H. Lesourd Jr C/O Lesourd & Co(5)	1,910		*	1,910
Richard S. Bodman Revocable Trust dated 9/1/1998, Richard S. Bodman TTEE(75)	5,769		*	5,769
Rick J Penwell TTEE Aviation Sales Inc 401K Plan U/A DTD 02/08/1994(5)	1,610		*	1,610
RMK Advantage Income Fund(76)	105,500		*	105,500
RMK High Income Fund(76)	78,400		*	78,400
RMK Multi-Sector High Income Fund(76)	119,000		*	119,000
RMK Select High Income Fund(76)	204,000		*	204,000
RMK Strategic Income Fund(76)	93,100		*	93,100
Robert A Colaizzi Jr Charles Schwab & Co Inc Cust IRA Rollover(5)	3,160		*	3,160
Robert A Weisman Charles Schwab & Co Inc Cust IRA Rollover(5)	670		*	670
Robert F Mays TTEE Robert F Mays Trust U/A DTD 12/07/1995(5)	1,430		*	1,430
Robert L Kilian Charles Schwab & Co Inc Cust IRA Rollover(5)	700		*	700
Robert L Kilian TTEE Robert L Kilian Trust U/A DTD 09/25/1997(5)	1,270		*	1,270
Robert S Crotty TTEE Brooke Caroline Crotty Trust U/A DTD 04/04/2006(5)	1,230		*	1,230
Robert S Crotty TTEE Robert S Crotty Trust U/A DTD 02/25/1996(5)	27,020		*	27,020
Robinson, Walter J.	1,155		*	1,155
Roland J Anderson & Fanny M Anderson Jt Ten(5)	1,640		*	1,640
Rowan, John(13)	600		*	600
Runkel, John Frederick Jr.	1,155		*	1,155
Ruth D Schwarf TTEE Ruth D Scharf Trust U/A DTD 12/06/1995(5)	210		*	210
S Douglas McConnell & Susan M McConnell Jt Ten(5)	4,220		*	4,220
S Miller & C Liesner TTEE Steven A Miller Living Trust U/A DTD 06/05/1998(5)	3,140		*	3,140
Saunders Investments Co. LLC #2(5)	160		*	160

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

Sean Robert Convery(5)	490		*	490
Selwyn H. Padwee Rev Trust(77)	770		*	770
Semele Foundas Charles Schwab & Co Inc. Cust IRA Contributory(5)	310		*	310
SH Frankel & JE Reid Rev Trust(78)	1,900		*	1,900
Shane F Crotty TTEE Shane F Crotty Rev Living Trust U/A DTD 03/06/2006(5)	6,690		*	6,690
Sherrie L Crotty TTEE Sherrie L Crotty Trust U/A DTD 04/04/2006(5)	2,410		*	2,410
Sidney & Sandra Lee Trust(79)	1,155		*	1,155
Siracusa, Paul	1,100		*	1,100
Skylands Special Investment LLC(50)	39,300		*	39,300
Sonja K Kasch TTEE Trust U/A DTD 10/26/2004(5)	2,010		*	2,010
Soundpost Capital Offshore Ltd.(80)	3,907		*	3,907
Soundpost Capital, LP(80)	24,832		*	24,832
Stanley J Katz Charles Schwab & Co Inc Cust IRA Contributory(5)	580		*	580
Stathis, Peter N.	5,000		*	5,000
Stephen A DeLong(5)	2,480		*	2,480
Steuart Investment Company(81)	19,230		*	19,230
Steven E Ross & Mary J Ross Jt Ten(5)	11,620		*	11,620
Steven K Suttman Charles Schwab & Co Inc Cust IRA Rollover(5)	830		*	830
Stonehill Institutional Partners LP(82)	365,000	1.2%		365,000
Stroe, Dinah IRA Contributory	1,155		*	1,155
Stucky Timberland, Inc.(83)	7,692		*	7,692
Sun Horsehead, LLC(84)	74,074		*	74,074
Susan P. Tom Revocable Trust(85)	1,155		*	1,155
Syme, James A. and Phyllis K.	2,692		*	2,692
Szymanski, Joseph H.	5,769		*	5,769
T DeMange & M DeMange TTEE Thomas M Demange Rev. Living TR U/A DTD 12/30/1992(5)	1,480		*	1,480
Tagliamonte, Michelle L.	1,060		*	1,060
Tamar Ben-Dov Trust(86)	74,074		*	74,074
Tanya H. Pavlina TTEE Tanya P Hringo Pavlina Rev Liv Trust U/A DTD 11/21/95(5)	1,830		*	1,830
Terry P. Murphy Trust, Terry P. Murphy, Trustee(87)	1,538		*	1,538
The Dalrymple Global Resources Master Fund, L.P.(88)	370,000	1.2%		370,000
The Fifth Third Bank Successor Co-Trustee Under Agreement with George H. Welsh Tr B(5)	4,410		*	4,410
The H Account	5,000		*	5,000
The Mason Family Trust DTD 2/16/99, Mark K. Mason, TTEE(89)	3,846		*	3,846
The Northwestern Mutual Life Insurance Company††(90)	640,000	2.1%		640,000

	Prior to this Offering
	Number of	Percentage of	Number of Shares
	Shares	Beneficial	that May be Sold in
Beneficial Holders	Beneficially Held	Ownership	this Offering

The William K. Warren Foundation(91)	12,000	*	12,000
Theeuwes Family Trust(13)	3,600	*	3,600
Third Point Offshore Fund Ltd(92)	1,830,300	6.1%	1,830,300
Third Point Partners LP(92)	260,200	*	260,200
Third Point Partners Qualified LP(92)	220,100	*	220,100
Third Point Ultra Ltd(92)	234,400	*	234,400
Thomas A Miller & Nancy A Miller Jt Ten(5)	1,530	*	1,530
Thomas A Miller IRA Rollover(5)	860	*	860
Thomas J Maio & Susan J Maio Jt Ten(5)	1,860	*	1,860
Thomas L Falvey & Mary Leslie Falvey JT Ten(5)	2,260	*	2,260
Thomas L Hausfeld TTEE U/A DTD 06/10/1999 By Thomas L Hausfeld(5)	39,530	*	39,530
Thomas L. Hausfeld Revocable Trust DTD 6/10/99 Pledged Asset Sub Acct. Thomas L. Hausfeld, TTEE(5)	5,150	*	5,150
Thomas V Moon & Moon Family Trust U/A DTD 10/14/91(5)	1,070	*	1,070
Timothy A Pzyniak Charles Schwab & Co Inc Cust IRA Rollover(5)	4,640	*	4,640
Thomas, Christine F. Lindeman	1,270	*	1,270
Timothy Jon Beach TTEE Timothy J. Beach Trust U/A DTD 04/22/2002(5)	4,350	*	4,350
Tonya Sue Harmon TTEE Tonya S Harmon Trust U/A DTD 08/30/2001(5)	1,640	*	1,640
TPG-Axon Partners (Offshore) Ltd(93)	840,000	2.8%	840,000
TPG-Axon Partners LP(93)	1,560,000	5.2%	1,560,000
Triple Crown Investments LLP(94)	35,000	*	35,000
United Capital Management(95)	17,692	*	17,692
Valley Heart 402K FBO Joe Neal(96)	1,000	*	1,000
Venor Capital Master Fund Ltd(97)	450,000	1.5%	450,000
Verle McGillivray Charles Schwab & Co Inc Cust IRA Rollover(5)	660	*	660
Vivian D Bichsel TTEE Vivian D. Bichsel Rev. Liv. Trust U/A DTD 11/18/1993(5)	2,070	*	2,070
Walsh Jr., John M.	1,620	*	1,620
Washburn, Christopher	5,000	*	5,000
Washington Asset Management Ltd(98)	15,000	*	15,000
Whalen, John and Rabbitt, Linda D.	3,846	*	3,846
Whitebox Intermarket Partners, L.P.(99)	100,000	*	100,000
Wilbur L Brown & Evilina A Brown Jt Ten All Cap(5)	4,420	*	4,420
Wilbur L Brown & Evilina A Brown Jt Ten Small Cap(5)	620	*	620
William J. Turner TTEE William J. Turner Revocable Living Trust DTD 05/20/1998(5)	880	*	880
William M Thornton & Carla D Thornton Jt Ten(5)	3,020	*	3,020

	Prior to this Offering
	Number of	Percentage of		Number of Shares
	Shares	Beneficial		that May be Sold in
Beneficial Holders	Beneficially Held	Ownership		this Offering

William R. McCarty Charles Schwas & Co. Inc Cust IRA Rollover(5)	1,070		*	1,070
Winters, Robert K.(13)	500		*	500
Zesiger, Albert L.(13)	6,500		*	6,500
Zesiger, Barry R.(13)	7,500		*	7,500

*	less than 1%.

†	Broker-dealer.

††	Affiliate of broker-dealer.

(1)	The shares held by ADAR Investment Fund Ltd may be deemed to be beneficially held by ADAR Investment Management LLC, investment manager to ADAR Investment Fund Ltd, and Yehuda Blinder, manager of ADAR Investment Management LLC.

(2)	The shares held by Agard-McConologue Rev Trust may be deemed to be beneficially owned by David Agard and Lisa McConologue, trustees of Agard-McConologue Rev Trust.

(3)

(4)

(5)	Eubel Brady and Suttman Asset Management, Inc. (“EBS”) exercises voting and investment control over the shares indicated. The stockholders indicated are not precluded from directly exercising voting or investment control over their respective shares.

(6)	The shares held by Amado Family Trust may be deemed to be beneficially owned by R. Amado and A. Amado, trustees of Amado Family Trust.

(7)

(8)

(9)

(10)	The shares held by Arc Defined Benefit Plan may be deemed to be beneficially owned by Erika Ammirati and John Ammirati, trustees of Arc Defined Benefit Plan.

(11)	The shares held by Ariella Ben-Dov Trust may be deemed to be beneficially held by Zohar Ben-Dov, trustee of Ariella Ben-Dov Trust.

(12)	The shares held by Asgard Partners, L.P. may be deemed to be beneficially held by Ron D. Silverton and Todd M. Binder, managing members of the general partner of Asgard Partners, L.P.

(13)	Zesiger Capital Group LLC, an investment adviser registered under section 203 of the Investment Advisers Act of 1940, as amended, exercises voting and/or investment control over the shares indicated. The managing directors of Zesiger Capital Group LLC may be deemed to exercise voting and/or investment control over the shares indicated and are Albet L . Zesiger, Barrie R. Zesiger, James F. Cleary, John J. Kayola and Robert K. Winters.

(14)	The shares held by Atlas Master Fund Ltd. may be deemed to be beneficially held by Balyasny Asset Management LP, investment manager to Atlas Master Fund Ltd., and Dmitry Balyasny, partner of Balyasny Asset Management LP.

(15)

(16)	The shares held by Basso Multi-Strategy Holding Fund Ltd and Basso Fund Ltd. may be deemed to be beneficially owned by Basso Capital Management, L.P., the investment manager to Basso Multi-Strategy Holding Fund Ltd and Basso Fund Ltd., Basso GP LLC, the general partner of Basso Capital Management, L.P., and Howard Fischer, the managing member of Basso GP LLC.

(17)	The shares held by Bien & Summers LLP Retirement Plans may be deemed to be beneficially owned by Elliot L. Bien, trustee of Bien & Summers LLP Retirement Plans.

(18)	The shares held by Bunshoft Family Revocable Trust may be deemed to be beneficially owned by Barry Bunshoft & Sylvia Bunshoft, trustees of Bunshoft Family Revocable Trust.

(19)	The shares held by Calm Waters Partnership may be deemed to be beneficially owned by Richard S. Strong, the managing partner of Calm Waters Partnership.

(20)

(21)

(22)

(23)

(24)	Cheyne Capital Management (UK) LLP, as the investment manager of Cheyne Special Situations Fund L.P., may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the shares of common stock held by Cheyne Special Situations Fund L.P. Cheyne General Partner Inc., as the general partner of Cheyne Capital Management (UK) LLP, may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the shares of common stock held by Cheyne Special Situations Fund L.P. Accordingly, each of Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc. may be deemed to be the beneficial owner of the shares of common stock held by Cheyne Special Situations Fund L.P. However, each of Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc. disclaim beneficial ownership, except to the extent of any pecuniary interest therefrom.

(25)	The shares held by CNF Investments II, LLC may be deemed to be beneficially owned by Robert J. Flanagan, managing member of CNF Investments II, LLC.

(26)

(27)

(28)	The shares held by Counting Crows PSP may be deemed to be beneficially owned by Jim Bogios, trustee of Counting Crows PSP.

(29)	The shares held by DKR Saturn Event Driven Holding Fund Ltd. may be deemed to be beneficially held by DKR Saturn Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and investment manager to DKR Saturn Event Driven Holding Fund Ltd. DKR Saturn Management LP exercises investment discretion and control over the securities held by DKR Saturn Event Driven Holding Fund Ltd. Ronald Phillips, portfolio manager of DKR Saturn Management LP, exercises voting and/or investment control over the shares held by DKR Saturn Event Driven Holding Fund Ltd. Mr. Philips disclaims beneficial ownership of the shares held by DKR Saturn Event Driven Holding Fund Ltd.

(30)	The shares held by Drake Associates L.P. may be deemed to be beneficially held by Drake Asset Management LLC, the general partner of Drake Associates L.P., and Alec Rutherford, manager of Drake Asset Management LLC.

(31)

(32)	The shares held by EJF Crossover Master Fund L.P. may be deemed to be beneficially owned by EJF Crossover GP, LLC, the general partner of EJF Crossover Master Fund L.P., EJF Capital LLC, the sole member of EJF Crossover GP, LLC, and Emanuel J. Friedman, majority owner of EJF Capital, LLC.

(33)	The shares held by Elinor L. Caustin Trust may be deemed to be beneficially owned by Elinor L. Caustin, trustee of Elinor L. Caustin Trust.

(34)

(35)

(36)	The shares held by Euro Pacific Investments Ltd may be deemed to be beneficially owned by Barbara Badi, the president of Euro Pacific Investments Ltd.

(37)

(38)

(39)	Eric F. Billings serves as chairman and chief executive officer of Friedman, Billings, Ramsey & Co., Inc., Friedman, Billings, Ramsey Group, Inc. and FBR Capital Markets Corporation. J. Rock Tonkel, Jr. serves as president and chief operating officer of Friedman, Billings, Ramsey Group, Inc., and Richard J. Hendrix serves as president and chief operating officer of Friedman, Billings, Ramsey & Co., Inc., and FBR Capital Markets Corporation. Each expressly disclaims beneficial ownership of the shares of common stock held by Friedman, Billings, Ramsey Group, Inc. and FBR Capital Markets Corporation.

(40)

(41)	The shares held by Flanagan Family Limited Partnership may be deemed to be beneficially owned by E.O. Flanagan LLC, the general partner of Flanagan Family Limited Partnership, and Robert J. Flanagan, the managing member of E.O. Flanagan LLC.

(42)	Fort Mason Capital, LLC is the general partner of each of Fort Mason Master, L.P. and Fort Mason Partners, L.P. and, in such capacity, exercises sole voting and investment authority with respect to the shares held by Fort Mason Master, L.P. and Fort Mason Partners, L.P. Daniel German is the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of the shares held by Fort Mason Master, L.P. and Fort Mason Partners, L.P., except to the extent of its or his pecuniary interest therein, if any.

(43)

(44)	The shares held by Gail S. Goldyne Trust may be deemed to be beneficially owned by Gail S. Goldyne, trustee of Gail S. Goldyne Trust.

(45)	The shares held by Gary Wybrandt MPPP may be deemed to be beneficially owned by Gary Wybrandt, trustee of Gary Wybrandt MPPP.

(46)	The shares held by Georgetown Preparatory School may be deemed to be beneficially owned by Robert W. Posniewski, chief financial officer of Georgetown Preparatory School.

(47)	The shares held by Glenn B. Stoller, Inter Vivos may be deemed to be beneficially owned by Glenn B. Stoller, trustee of Glenn B. Stoller, Inter Vivos.

(48)

(49)	Goldman, Sachs & Co. is an indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc., a publicly-traded company. No individual within Goldman, Sachs & Co. has sole voting and investment power with respect to the securities. In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this prospectus reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This prospectus does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

(50)	The shares held by Harbour Holdings Ltd. and Skylands Special Investment LLC may be deemed to be beneficially held by Charles A. Paquelet, portfolio manager to Harbour Holdings Ltd. and Skylands Special Investment LLC.

(51)	The shares held by Harvard Investments, Inc. may be deemed to be beneficially owned by Craig L. Krumweide, president of Harvard Investments, Inc.

(52)

(53)	The shares held by HFR HE Soundpost Master Trust may be deemed to be beneficially owned by Buetterfield Trust (Bermuda) Limited, trustee of HFR HE Soundpost Master Trust; HFR Asset Management, LLC, investment manager to HFR HE Soundpost Master Trust; Sounpost Partners, LP,

trading manager to HFR Asset Management, LLC with respect to HFR HE Soundpost Master Trust; Sounpost Investments, LLC, general partner of Soundpost Partners, LP; and Jaime Lester, managing member of Soundpost Investments, LLC.

(54)

(55)

(56)

(57)	The shares held by JAM ,Investments LLC may be deemed to be beneficially owned by Joseph P. Galli, member of JAM, Investments LLC.

(58)	The shares held by Jan Munroe Trust may be deemed to be beneficially owned by Jan Munroe, trustee of Jan Munroe Trust, or David Harris, power of attorney for Jan Munroe Trust.

(59)

(60)

(61)

(62)	Mr. Keeley is an employee of FBR.

(63)	The shares held by Lake Street Fund, L.P. may be deemed to be beneficially owned by Lake Street Management, LLC, the general partner of Lake Street Fund, L.P., and Scott Hood and Fred Astman, managing directors of Lake Street Management, LLC.

(64)	The shares held by Magnetar Capital Master Fund, Ltd may be deemed to be beneficially owned by Magnetar Financial LLC, investment advisor of Magnetar Capital Master Fund, Ltd, Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC, Supernova Management LLC, the general partner of Magnetar Capital Partners LP, and Alec Litowitz, who has sole voting control over Supernova Management LLC. Magnetar Financial LLC and Mr. Litowitz disclaim beneficial ownership of the shares held by Magnetar Capital Master Fund, Ltd.

(65)

(66)

(67)	The shares held by Nesbitt Burns ITF Adaly Opportunity Fund may be deemed to be beneficially held by Adaly Genpar Ltd., general partner of Adaly Opportunity Fund, Adaly Investment Management Corp., investment counselor/manager to Adaly Opportunity Fund, and Martin Brown, president of Adaly Genpar Ltd. and Adaly Investment Management Corp.

(68)

(69)	The shares held by Park West Investors Master Fund, Ltd. and Park West International, Ltd. may be deemed to be beneficially owned by Park West Asset Management LLC, investment manager to Park West Investors Master Fund, Ltd., and Park West International, Ltd. and Peter S. Park, principal of Park West Asset Management LLC.

(70)

(71)

(72)

(73)	The shares held by Plutus Transeo Fund LP may be deemed to be beneficially owned by Plutus Capital Management LLP, investment advisor to Plutus Transeo Fund LP, and Nabil Debs and Elias Farhat, the co-chief investment officers of Plutus Capital Management LLP.

(74)	The shares held by RAB Special Situations (Master) Fund Limited may be deemed to be beneficially owned by William Philip Richards, fund manager for RAB Special Situations (Master) Fund Limited.

(75)	The shares held by Richard S. Bodman Revocable Trust may be deemed to be beneficially owned by Richard S. Bodman, trustee of Richard S. Bodman Revocable Trust.

(76)

(77)	The shares held by Selwyn H. Padwee Rev Trust may be deemed to be beneficially owned by Howard Padwee, trustee of Selwyn H. Padwee Rev Trust.

(78)	The shares held by SH Frankel and JE Reid Rev Trust may be deemed to be beneficially owned by Steve Frankel and Joan Reid, trustees of SH Frankel and JE Reid Rev Trust.

(79)	The shares held by Sidney and Sandra Lee Trust may be deemed to be beneficially owned by Sidney Yukwok Chen, trustee of Sidney and Sandra Lee Trust.

(80)	The shares held by Soundpost Capital Offshore Ltd. may be deemed to be beneficially owned by Soundpost Partners, LP, the general partner of Soundpost Capital Offshore Ltd., Soundpost Investments, LLC, general partner of Soundpost Partners, LP, and Jaime Lester, the managing member of Soundpost Investments, LLC. The shares held by Soundpost Capital, LP may be deemed to be beneficially owned by Soundpost Advisors, LLC, general partner of Soundpost Capital, LP, and Jaime Lester, managing member of Soundpost Advisors, LLC.

(81)

(82)

(83)	The shares held by Stucky Timberland, Inc. may be deemed to be beneficially owned by Wade B. Hall, president of Stucky Timberland, Inc.

(84)	The shares held by Sun Horsehead, LLC may be deemed to be beneficially owned by Sun Capital Partners III QP, LP (“Sun III QP”) and Sun Capital Partners III, LP (“Sun III”), the owners of all the membership interests of Sun Horsehead, LLC; by Sun Capital Advisors III, LP (“Sun Advisors”), the general partner of Sun III QP and Sun III; by Sun Capital Partners III, LLC (“Sun Capital III”), the general partner of Sun Advisors; and by Marc. J. Leder and Rodger R. Krouse, each of whom owns 50% of the membership interests in Sun Capital III.

(85)	The shares held by Susan P. Tom Revocable Trust may be deemed to be beneficially owned by Susan P. Tom, trustee of Susan P. Tom Revocable Trust.

(86)	The shares held by Tamar Ben-Dov Trust may be deemed to be beneficially held by Zohar Ben-Dov, trustee of Tamar Ben-Dov Trust.

(87)

(88)	The shares held by The Dalrymple Global Resources Master Fund, L.P. may be deemed to be beneficially owned by Jerry V. Swank, general partner, and Paul Ferguson, partner, of The Dalrymple Global Resources Master Fund, L.P.

(89)	The shares held by The Mason Family Trust may be deemed to be beneficially owned by Mark. K. Mason and Tracy K. Mason trustees of The Mason Family Trust.

(90)	The shares held by The Northwestern Mutual Life Insurance Company may be deemed to be beneficially held by Northwestern Investment Management Company, LLC, investment advisor to The Northwestern Mutual Life Insurance Company with respect to the shares, and Jerome R. Baier, portfolio manager for Northwestern Investment Management Company, LLC. Mr. Baier disclaims beneficial ownership of the shares.

(91)

(92)	The shares held by Third Point Offshore Fund Ltd, Third Point Partners LP, Third Point Partners Qualified LP and Third Point Ultra Ltd may be deemed to be beneficially owned by Third Point LLC, investor advisor to Third Point Offshore Fund Ltd, Third Point Partners LP, Third Point Partners Qualified LP and Third Point Ultra Ltd, and Daniel S. Web, chief executive officer of Third Point LLC.

(93)

(94)	The shares held by Triple Crown Investments LLP may be deemed to be beneficially owned by Leonard Zelin, general partner of Triple Crown Investments LLP.

(95)

(96)

(97)

(98)	The shares held by Washington Asset Management Ltd may be deemed to be beneficially held by Charles M. Tiar, president, Maria Gouveia, treasurer, and Adam Forsted, portfolio manager of Washington Asset Management Ltd.

(99)	The shares held by Whitebox Intermarket Partners, L.P. may be deemed to be beneficially owned by Whitebox Advisors, LLC, managing partner of Whitebox Intermarket Partners, L.P., and Andrew Redleaf, managing member Whitebox Advisors, LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions Policy and Procedure

Our legal and finance departments are primarily responsible for developing and implementing processes and controls to obtain information from our directors, executive officers and significant shareholders regarding related-party transactions and then determining, based on the facts and circumstances, whether we or a related-party has a direct or indirect material interest in these transaction. We formed our audit committee on May 14, 2007, which is now responsible for the review, approval or ratification of “related-person transactions” between us or our subsidiaries and related persons. “Related person” refers to a person or entity who is, or at any point since the beginning of the last fiscal year was, a director, officer, nominee for director, or 5% stockholder of us and their immediate family members. The audit committee does not have a written policy regarding the approval of related party transactions. The audit committee will apply its review procedures as a part of its standard operating procedures. In the course of its review and approval or ratification of a related-party transaction, the audit committee will consider:

•	the nature of the related party’s interest in the transaction;

•	the material terms of the transaction, including, the amount involved and type of transaction;

•	the importance of the transaction to the related-party and to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

•	any other matters the audit committee deems appropriate.

Any member of the audit committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the audit committee at which the transaction is considered.

Since January 1, 2004, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest, other than in connection with the transactions described below. All of the transactions described below were entered into prior to the formation of our audit committee, and therefore were reviewed by the Board, which primarily considered the interests of our stockholders and practices with other private equity sponsor-owned companies in considering whether transactions were fair.

Asset Purchase Agreement

On December 23, 2003, pursuant to an Asset Purchase Agreement dated November 18, 2003, we acquired substantially all of the assets of HII and certain of its subsidiaries for a total purchase price of approximately $97.7 million. We refer to this transaction as the “Acquisition.” The Asset Purchase Agreement contains customary indemnification provisions. Our indemnification obligations and the indemnification obligations of the sellers will terminate upon the liquidation of the companies listed above.

Registration Agreement

We entered into a Registration Agreement with Sun Capital and our other stockholders in connection with the Acquisition, which was amended and restated in connection with the November private placement, as a result of which we are no longer required to delay effecting any public sale or distribution of our common stock for 180 days following an underwriter’s offering of our equity securities. We refer to this agreement, as amended and restated, as the “Registration Agreement.” Pursuant to the Registration Agreement, Sun Capital and the other investors will have piggyback registration rights, under certain circumstances, in the event we register any of our equity securities under the Securities Act. Furthermore, Sun Capital will have the right, under certain circumstances, to request registration under the Securities Act of all or any portion of our securities that it holds. The other investors may, subject to certain exceptions, participate in any such registration requested by Sun Capital. The Registration Rights Agreement effectively terminated upon the repurchase on May 8, 2007 of all shares of common stock and outstanding warrants held by parties to this agreement.

November Registration Rights Agreement

In connection with the November private placement, we entered into the November Registration Rights Agreement with FBR. Pursuant to the November Registration Rights Agreement, we agreed to file a shelf registration statement with the SEC not later than April 15, 2007 to register for resale the shares of our common stock sold in connection with the November private placement and to use our commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as promptly as practicable after filing. Holders of 15,812,500 shares of our common stock, including certain holders of 5% or more of our common stock, are entitled to have their shares of common stock registered pursuant to the November Registration Rights Agreement. The registration statement to which this prospectus relates was filed pursuant to this agreement and our obligations thereunder.

Management Services Agreement

In connection with the Acquisition, we entered into a management services agreement with Sun Capital (the “Management Services Agreement”) under which Sun Capital performed certain management, financial and strategic functions for us, including advice on financial reporting, accounting, management information systems and staffing. We incurred an annual fee for these services equal to the greater of $600,000 or 6% of our EBITDA (as adjusted to reflect the impact of extraordinary, non-recurring and non-cash transactions) during such year. We paid $600,000 and $1.4 million to Sun Capital in respect of this annual fee arrangement during 2004 and 2005, respectively, and we have paid an additional $6.8 million with respect to fiscal 2006. The Management Services Agreement also provided that we pay Sun Capital fees for services provided in connection with certain corporate events, including refinancings, restructurings, equity and debt offerings and mergers or other acquisitions, in each case equal to 1% of the aggregate transaction consideration. On July 15, 2005, we paid Sun Capital a fee of $720,000 in connection with our debt financing transactions. We also paid Sun Capital a fee of $500,000 in connection with the October 2006 special dividend and a one-time $4.5 million management agreement termination fee in connection with the November private placement (as described below). We terminated the Management Services Agreement in connection with the November private placement.

Securityholders’ Agreement

In connection with the Acquisition, we entered into a Securityholders’ Agreement with Sun Capital and our other stockholders. The Securityholders’ Agreement included the following terms:

•	transfer restrictions applicable to the minority stockholders, subject to customary exceptions for transfers permitted by the registration agreement, transfers to our other stockholders, transfers to affiliates and, in the case of individual stockholders, transfers to a family member of a stockholder or a trust for the sole benefit of a stockholder or a stockholder’s family member, as long as such transferee agrees to be bound by the terms of the Securityholders’ Agreement, which transfers we collectively refer to as “exempt transfers”;

•	rights of first refusal in favor of us and, if not exercised by us, Sun Capital;

•	“tag along” rights in the event of a transfer by Sun Capital of shares of our common stock, subject to exceptions for exempt transfers and one or more transfers by Sun Capital involving in the aggregate not more than 20% of the shares of our common stock owned by Sun Capital as of the date of the Securityholders’ Agreement;

•	“drag along” rights in the event Sun Capital enters into an agreement to sell 50% or more of our common stock to a third party not affiliated with Sun Capital;

•	preemptive rights with respect to an offering of our securities, subject to customary exceptions; and

•	a voting proxy granted to Sun Capital by all our stockholders in respect of all matters in which our stockholders are entitled to vote.

The Securityholders’ Agreement terminated by its terms in May 2007, when Sun Capital no longer owned at least 25% of our outstanding common stock and representatives of Sun Capital ceased to control our board of directors.

Stockholder Notes

In connection with the acquisition of our business, Horsehead Corporation issued an unsecured note to Sun Capital in the principal amount of $17.4 million bearing interest at 5% per annum. In the first quarter of 2004, this was cancelled and replaced with unsecured notes issued to Sun Capital as well as to other stockholders (collectively, the “Stockholder Notes”). The Stockholder Notes each bore an interest rate of 5% per annum. We believe that the terms of these transactions were at least as favorable as would be expected from an unaffiliated third party.

The Stockholder Note issued to Sun Capital had a principal amount of $15.9 million due on December 23, 2007 and the other Stockholder Notes had an aggregate principal amount of $1.5 million. The Stockholder Notes were repaid and cancelled in 2006.

Warrants

On March 31, 2004, April 30, 2004 and March 21, 2005, we issued warrants to Sun Capital and our other stockholders to purchase an aggregate of 4,107,625 shares, 10,261 shares and 1,830,469 shares, respectively, of our common stock. These warrants were exercisable in whole or in part at any time prior to March 31, 2014. The warrants included customary anti-dilution protections and are entitled to receive dividends as if their warrants were fully exercised. Holders of the warrants received a portion of the October 2006 special dividend. We repurchased all these warrants, all of which were fully vested and exercisable, in connection with the April Transactions. See “Summary — Recent Developments.”

The October Special Dividend

In connection with the October 2006 special dividend, we paid approximately $55.0 million to Sun Capital, including approximately $18.4 million in respect of amounts owing under the Stockholder Notes, $26.7 million as part of the October 2006 special dividend, $0.5 million pursuant to the management services agreement and an additional one-time $5.0 million fee.

The November Private Placement

In connection with our November 2006 private placement, we entered into a Securities Repurchase Agreement with Sun Capital and our other then existing stockholders whereby we repurchased an aggregate of 13,750,000 shares of our common stock from them on a pro-rata basis for $12.09 per share. We believe that the terms of this transaction were at least as favorable as would be expected from an unaffiliated third party. In addition, pursuant to an agreement between us and Sun Capital, we also paid a one-time $4.5 million fee to Sun Capital related to the termination of the Management Services Agreement. We also cancelled a portion of the options, all of which were fully vested and exercisable, held by Messrs. Hensler, Scherich and Alavi in exchange for payments equal to $12.09 per share minus the applicable exercise price per share and fully vested the remaining options then held by them.

The April Transactions

In connection with the April Transactions, we entered into a Securities Repurchase Agreement with Sun Capital and our other pre-November 2006 stockholders, which we refer to as the “April Repurchase

Agreement,” pursuant to which we repurchased an aggregate of 6,213,076 shares of our common stock held by such stockholders and redeemed outstanding warrants, all of which were fully vested and exercisable, for 5,938,108 shares of our common stock, including warrants exercisable for fractional shares, at a price equal to $13.50 less the initial purchaser’s discount or placement fees (and less, in the case of warrants, the applicable exercise price). See “Summary — Recent Developments.” We believe that the terms of this transaction were at least as favorable as would be expected from an unaffiliated third party.

Additionally, in connection with the April Transactions, we entered into a registration rights agreement with FBR, which we refer to as the “April Registration Rights Agreement.” Pursuant to the April Registration Rights Agreement, we agreed to file a registration statement with the SEC, or amend a registration statement that we have previously filed with the SEC, to register for resale the shares of our common stock sold in connection with the April Transactions. We agreed to so file or amend a registration statement not earlier than May 29, 2007 and to use our commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as promptly as practicable after filing. We have included 14,047,936 shares of our common stock, including shares owned by certain holders of 5% or more of our common stock in this offering pursuant to the April Registration Rights Agreement.

Sun Stock Purchase Agreement

On May 14, 2007, we entered into a Stock Purchase Agreement with Sun Horsehead, LLC and certain members of our management team, including our named executive officers, pursuant to which Sun Horsehead LLC purchased from such individuals 74,074 shares of our common stock at a purchase price of $13.50 per share. The members of our management team who participated in this transaction, including our named executive officers, obtained the shares of our common stock that they sold by exercising options, all of which were fully vested and exercisable, that they held immediately prior to such sale. In the stock purchase agreement, we agreed to include the shares purchased by Sun Horsehead, LLC in this offering.

Sun Horsehead, LLC acquired the shares subject to restrictions on transfer set forth in lockup agreements previously entered into between Sun Horsehead, LLC and FBR. The restrictions on the transfer of such shares expire 60 days after the effectiveness of the registration statement of which this prospectus forms a part.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured First-Lien Credit Facility

On July 15, 2005, our subsidiaries, Horsehead Corporation, as borrower, and Horsehead Intermediary Corp. and Chestnut Ridge, as guarantors, entered into a first-lien secured credit facility with CIT Group/Business Credit, Inc., as administrative agent, and other lenders party thereto (as amended, the “First-Lien Credit Facility”). The First-Lien Credit Facility provides for (1) a five-year asset-based revolving credit facility in an aggregate principal amount of up to $75.0 million, as amended (including up to $35.0 million available for the issuance of letters of credit), (2) a Special Accommodation Advance term loan of $7.0 million issued in January 2006 and (3) a Tranche B Special Accommodation Advance term loan of $7.0 million issued in April 2006. Availability under the First-Lien Credit Facility is subject not only to a maximum aggregate committed amount of $75.0 million, but also to a borrowing base comprised of 85% of eligible accounts receivable, plus the lesser of specified percentages of Horsehead Corporation’s raw materials and inventory and $20.0 million, plus the lesser of the fair market value of Horsehead Corporation’s Monaca power plant and $15.0 million (which amount may be reduced if Horsehead Corporation’s consolidated EBITDA, as defined in the First-Lien Credit Facility, is less than approximately $13.4 million).

We used the initial borrowings under the revolving credit facility, together with the initial borrowings under the Second-Lien Credit Facility (as defined below), to redeem certain then-outstanding indebtedness and pay certain fees and expenses related thereto. We used the proceeds of the term loans, together with available cash on hand, to repay loans from Sun Capital that were advanced in December 2005 and April 2006 in order to fund the purchase of put options used to hedge zinc prices. We have used and expect to continue to use borrowings under the revolving credit facility for general corporate purposes, including working capital. We used borrowings under the revolving credit facility, together with borrowings under the Second-Lien Credit Facility, to pay amounts owing pursuant to Stockholder Notes entered into with certain of our existing stockholders, the October 2006 special dividend, bonus payments to certain members of our management and fees to Sun Capital. See “Management” and “Certain Relationships and Related Transactions.”

Borrowings under the First-Lien Credit Facility bear interest at a rate per annum which, at our option, can be either (i) a rate based on the rate announced by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, plus a margin of 0.25% or (ii) an adjusted LIBOR rate equal to the LIBOR rate then in effect increased to give effect to a statutory reserve rate based on a reserve percentage set by the Board of Governors of the Federal Reserve System of the United States of America for eurocurrency funding, in each case plus a margin of 2.50%. Interest under the revolving credit facility is increased for “collection days” by assuming application of the proceeds of any collateral or other payment one business day after their actual receipt. After the occurrence of an event of default under the First-Lien Credit Facility, the rate on all obligations owed thereunder will be increased by 2% per annum. We are required to make monthly interest payments, in arrears, under the First-Lien Credit Facility. We have paid all remaining outstanding amounts under the Special Accommodation Advance as of January 1, 2007. We are also required to make monthly principal payments of approximately $0.58 million in respect of the Tranche B Special Accommodation. We will be required to repay all obligations under the revolving credit facility on July 15, 2010.

We are required to pay a commitment fee to the lenders under the revolving credit facility, accruing at a rate of 0.375% per annum on the average daily unused amount of the revolving credit facility. We also pay a letter of credit guaranty fee, accruing at a rate of 2.50% on the undrawn face amount of all outstanding letters of credit. The commitment fee, and the letter of credit guaranty fee are payable monthly in arrears.

Our obligations under the First-Lien Credit Facility are guaranteed on a first-priority secured basis by Horsehead Intermediary Corp. and each subsidiary of Horsehead Corporation. Our obligations under the First-Lien Credit Facility and the guarantees thereof are secured by a first-priority lien on substantially all of the tangible and intangible assets of Horsehead Intermediary Corp., Horsehead Corporation and each subsidiary of Horsehead Corporation.

The First-Lien Credit Facility contains customary covenants, including, without limitation: reporting and other affirmative covenants; a maximum consolidated senior leverage ratio covenant, a minimum consolidated fixed charge coverage ratio covenant and a minimum consolidated EBITDA covenant that are in effect when an average borrowing availability during a consecutive ten-day period falls below $5.0 million; restrictive covenants, including limitations on indebtedness and guarantees, liens, fundamental changes, dividends and distributions, investments, acquisitions, asset sales, restricted payments and payments on certain indebtedness, use of proceeds, transactions with affiliates, amendments of certain material documents, limitations on capital expenditures that exceed, in the aggregate, $15.0 million during 2006, $40.0 million during 2007, $15.0 million during 2008 and $11.0 million during any subsequent year, and other matters customarily restricted in loan documents.

The First-Lien Credit Facility contains customary events of default, including, without limitation: cessation of business, or the calling of a meeting of creditors and other events of bankruptcy and insolvency; nonpayment of principal on loans, letter of credit reimbursement obligations, interest, fees or other amounts after a five-business day grace period; material inaccuracy of representations and warranties; violation of covenants; certain ERISA events; a change of control; cross-default to material indebtedness; death, termination, denial of liability or invalidity of any guarantee; or default, attempted termination of denial of liability under the intercreditor agreement between the lenders under the First-Lien Credit Facility and the Second-Lien Credit Facility.

Voluntary prepayments of amounts outstanding under the revolving credit facility are permitted at any time, without premium or penalty, upon the giving of proper notice. In addition, we will be required to prepay amounts outstanding under the revolving credit facility in an amount equal to the excess of any borrowings exceeding lenders’ revolving commitments with respect to the revolving credit facility. We will also be required to prepay amounts borrowed under the revolving credit facility to the extent they exceed the borrowing base.

Senior Secured Second-Lien Facility

On July 15, 2005, certain of our subsidiaries entered into a second-lien secured credit facility with CML I, LLC (as successor by assignment to Contrarian Service Company, L.L.C.) and Contrarian Financial Service Company, LLC, as lenders (as amended, the “Second-Lien Credit Facility”). The Second-Lien Credit Facility, as amended, provides for a term loan in the aggregate principal amount of $57.0 million.

We used the initial borrowing of $27.0 million under the Second-Lien Credit Facility, together with the initial borrowings under the revolving credit facility, to redeem certain then-outstanding indebtedness and pay certain fees and expenses related thereto. We used the subsequent borrowing of $30.0 million under the Second-Lien Credit Facility, together with borrowings under the revolving credit facility, to pay in October 2006 amounts owing pursuant to Stockholder Notes entered into with certain of our existing stockholders, the special dividend, bonus payments to certain members of our management and fees to Sun Capital. See “Management” and “Certain Relationships and Related Transactions.”

Borrowings under the Second-Lien Credit Facility bear interest at a rate per annum equal to an adjusted LIBOR rate equal to the LIBOR rate then in effect increased to give effect to a statutory reserve rate based on a reserve percentage set by the Board of Governors of the Federal Reserve System of the United States of America for eurocurrency funding, subject to a minimum rate of 2.75% per annum, in each case plus an applicable margin based on Horsehead Corporation’s consolidated senior leverage ratio. We are required to make monthly interest payments, in arrears, with respect to interest accruing at such rate under the Second-Lien Credit Facility. The Second-Lien Credit Facility also had a PIK interest tranche under which borrowing accrue additional interest at 1% per annum. Interest under this tranche is added to the outstanding principal balance of the Second-Lien Credit Facility on a monthly basis. After the occurrence of an event of default under the Second-Lien Credit Facility, the cash applicable margin over the LIBOR rate will be increased to 11% per annum. In addition, certain accrued interest and original interest discount obligations may be required to be prepaid for periods ending after July 15, 2010 in accordance with certain requirements of the Code (as defined below) and related regulations. We will be required to repay all obligations under the Second-Lien Credit Facility on October 31, 2010.

Our obligations under the Second-Lien Credit Facility are guaranteed on a second-priority secured basis by Horsehead Intermediary Corp. and each subsidiary of Horsehead Corporation. Our obligations under the Second-Lien Credit Facility and the guarantees thereof are secured by a second-priority lien on substantially all of the tangible and intangible assets of Horsehead Intermediary Corp., Horsehead Corporation and each subsidiary of Horsehead Corporation.

The Second-Lien Credit Facility contains customary covenants, including, without limitation: reporting and other affirmative covenants; a maximum consolidated senior leverage ratio covenant, a minimum consolidated fixed charge coverage ratio covenant and a minimum consolidated EBITDA covenant; restrictive covenants, including limitations on indebtedness and guarantees, liens, fundamental changes, dividends and distributions, investments, acquisitions, asset sales, restricted payments and payments on certain indebtedness, use of proceeds, transactions with affiliates, amendments of certain material documents, limitations on capital expenditures that exceed, in the aggregate, $16.5 million during 2006, $44.0 million during 2007, $16.5 million during 2009 and $12.1 million during any subsequent year, and other matters customarily restricted in loan documents.

The Second-Lien Credit Facility contains customary events of default, including, without limitation: cessation of business, or the calling of a meeting of creditors and other events of bankruptcy and insolvency; nonpayment of principal on loans, letter of credit reimbursement obligations, interest, fees or other amounts after a five-business day grace period; material inaccuracy of representations and warranties; violation of covenants; certain ERISA events; a change of control; non-payment under, or acceleration of, the First-Lien Credit Facility; cross-default to other material indebtedness; death, termination, denial of liability or invalidity of any guarantee; or default, attempted termination of denial of liability under the intercreditor agreement between the lenders under the First-Lien Credit Facility and the Second-Lien Credit Facility.

Voluntary prepayments of amounts outstanding under the revolving credit facility are permitted at any time, upon the giving of proper notice and the payment of a prepayment premium between 0% and 2% based on the date of such voluntary prepayment. We will be required to prepay amounts outstanding under the Second-Lien Facility within fifteen days after a change of control or a sale of all or substantially all of the assets of, together with a prepayment premium between 0% and 2% based on the date of such mandatory prepayment.

Amendment to Senior Secured First-Lien Credit Facility and Senior Secured Second-Lien Facility

On October 25, 2006, we amended both the First-Lien Credit Facility and the Second-Lien Credit Facility. Following the execution of the amendments, the amounts available under each of these credit facilities increased by $30.0 million. These amendments also increased our flexibility to make capital expenditures. We used proceeds of the loans made pursuant to these amendments to pay amounts owing pursuant to Stockholder Notes entered into with certain of our existing stockholders, the October 2006 special dividend, bonus payments to certain members of our management and fees to Sun Capital. See “Management” and “Certain Relationships and Related Transactions.”

Beaver County Loan

In September 2005, Horsehead Corporation entered into a $0.3 million term loan with the Beaver County Corporation for Economic Development, which loan accrues interest at 3.125% per annum. We are required to make monthly payments of $5,204 in principal and interest, and are required to pay any amounts remaining outstanding on January 1, 2011. Amounts not paid when due bear interest at a rate equal to 12.5%. Amounts outstanding under this loan may be prepaid at any time without penalty. We used the proceeds of this loan to purchase equipment for our Monaca location, in which the lender was granted a first lien security interest. The loan agreement governing this facility contains customary covenants and events of default, but also requires that we maintain at least 450 full-time-equivalent employees at our Monaca facility. Amounts outstanding under this loan are due and payable upon a change in control.

DESCRIPTION OF CAPITAL STOCK

General Matters

Our total authorized capitalization consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, 29,860,436 shares of common stock are issued and outstanding and no shares of preferred stock are issued or outstanding. The discussion set forth below describes our capital stock and our amended certificate of incorporation and by-laws.

Common Stock

All of our existing common stock is validly issued, fully paid and nonassessable. Set forth below is a brief discussion of the principal terms of our common stock.

Dividend Rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights.  Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders.

Preemptive or Similar Rights.  Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion Rights.  Our common stock is not convertible.

Right to Receive Liquidation Distributions.  Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock. There currently are no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover Effects of our Amended Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board of Directors.  Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provisions of our certificate of incorporation and by-laws that authorize the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder form removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

Action by Written Consent; Special Meetings of Stockholders.  Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures.  Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Super Majority Approval Requirements.  The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal provisions relating to election of directors, limitation of liability and indemnification of directors and officers, stockholder action by written consent, special meetings of stockholders and amendment of the certificate of incorporation. Our certificate of incorporation and by-laws also provide that, notwithstanding the authority of the board to adopt, amend, alter, change or repeal the by-laws, the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal the by-laws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Removal of Directors.  Our certificate of incorporation provides that directors may only be removed from office for cause and by the affirmative vote of the holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors.

Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

We have elected to be governed by Section 203 of the Delaware General Corporation Law, which provides that, subject to exceptions specified therein, an “interested stockholder” of a publicly held Delaware corporation shall not engage in any “business combination,” including a merger of or consolidation with the corporation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder, for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of a specified transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with a corporation for a three-year period.

Our board of directors approved the transaction whereby Goldman, Sachs & Co. became a shareholder in the November private placement for the purposes of Section 203.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

Our amended certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and to advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the Delaware General Corporation Law, our amended certificate of incorporation provides that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is National City Bank.

Listing

We have applied to list our common stock on The Nasdaq Global Select Market under the symbol “ZINC.”

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus to permit selling stockholders to sell these shares from time to time after the date of this prospectus. Under the registration rights agreements we entered into for the benefit of the selling stockholders who purchased shares of common stock in our private placements, we agreed to, among other things, bear all expenses, other than brokers’ or underwriters’ discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

Upon being notified by a selling stockholder that any material arrangement has been entered into with an underwriter, broker, dealer or agent regarding the sale of the common stock covered by this prospectus, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders, and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus forms a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common stock.

The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table above under “Selling Stockholders” are deemed to be underwriters. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares hereby.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more of the following transactions:

•	on any national securities exchange or quotation system on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	by pledge to secure debts or other obligations;

•	in put or call transactions;

•	in underwritten offerings;

•	through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in exchange distributions and/or secondary distributions;

•	in any other transactions other than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales made after the effectiveness of the registration statement of which this prospectus is a part; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions (but may not engage in any short selling activities prior the effectiveness of the registration statement of which this prospectus is a part) with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

We have applied to list our common stock on The Nasdaq Global Select Market and, if approved for listing, have agreed to use commercially reasonable efforts to maintain the listing on that market or on another exchange or market. There can be no assurances that we will be able to do so.

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Prior to the date of this prospectus, the Company’s common stock has traded on The PORTAL Market. The last trade of our common stock on The PORTAL Market was on May 31, 2007 at a price of $15.25 per share. We expect that the prices at which the selling stockholders may sell shares will be at prevailing prices on The PORTAL Market or at privately negotiated prices. We have applied to list our common stock on The Nasdaq Global Select Market and, if the common stock is approved for listing, we expect that the prices at which the selling stockholders may sell shares will be at prevailing market prices on that market.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock.

The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold, less the aggregate agents’ commissions, if any, and other expenses of issuance and distribution not borne by us.

In compliance with guidelines of the NASD, Inc., the maximum commission or discount to be received by any National Association of Securities Dealers (“NASD’’) member or independent broker-dealer may not exceed 8% of the aggregate principal amount of the securities offered pursuant to this prospectus.

REGISTRATION RIGHTS

Holders of our common stock who purchased in our November and April private placements (the “Private Placements”) are entitled to the benefits of the November Registration Rights Agreement and the April Registration Rights Agreement (the “Registration Rights Agreements”), respectively, each between us and FBR. Pursuant to the November Registration Rights Agreement, we agreed, at our expense, to file with the SEC no later than April 15, 2007 a shelf registration statement registering for resale the shares of our common stock sold in the November offering plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock split or otherwise. Pursuant to the April Registration Rights Agreement, we agreed to file with the SEC or amend not earlier than May 29, 2007 a registration statement registering for resale the shares of our common stock sold in the April offering plus any additional shares of common stock issued in respect thereof.

In both cases, we are obligated to use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing and to continuously maintain the effectiveness of this shelf registration statement under the Securities Act until the first to occur of:

•	the sale, transfer or other disposition of all of the shares of common stock covered by the shelf registration statement pursuant to a registration statement or pursuant to Rule 144 under the Securities Act;

•	such time as all of the shares of our common stock sold in this offering and covered by the shelf registration statement and not held by affiliates of us are, in the opinion of our counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act;

•	the shares have been sold to us or any of our subsidiaries; or

•	the second anniversary of the initial effective date of the shelf registration statement.

If we choose to file a registration statement for an initial public offering of our common stock, all holders of our common stock sold in the Private Placements and the other existing beneficial holders of our common stock, including members of our management, and each of their respective direct and indirect transferees may elect to participate in the registration in order to resell their shares, subject to:

•	compliance with the registration rights agreements;

•	cutback rights on the part of the underwriters; and

•	other conditions and limitations that may be imposed by the underwriters.

Upon an initial public offering by us, the holders of our common stock sold in the Private Placements that are beneficiaries of either of the Registration Rights Agreements will not be able to sell any remaining shares not included in the initial public offering for a period of up to 60 days, subject to certain customary exceptions, following the effective date of the registration statement filed in connection with the initial public offering. In the event of a public offering by us, the shares of the holders of our common stock sold in the November private placement will be sold on a pro rata basis, before any shares sold in the April private placement will be sold, subject to customary underwriter cutbacks.

We will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of this shelf registration statement (and therefore suspend sales under the shelf registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs;

•	the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the shelf registration statement would have a material effect on the price of an initial public offering by us;

•	a majority of our board of directors, in good faith, determines that (1) the offer or sale of any shares of our common stock would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization, consolidation or other significant transaction involving us; (2) after the advice of counsel, the sale of the shares covered by the shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; or (3) either (x) we have a bona fide business purposes for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements; or

•	a majority of our board of directors, in good faith, determines, that we are required by law, rule or regulation to supplement the shelf registration statement or file a post-effective amendment to the shelf registration statement in order to incorporate information into the shelf registration statement for the purpose of (1) including in the shelf registration statement any prospectus required under Section 10 (a)(3) of the Securities Act; (2) reflecting in the prospectus included in the shelf registration statement any facts or events arising after the effective date of the shelf registration statement (or the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the shelf registration statement any material information with respect to the plan of distribution not disclosed in the shelf registration statement or any material change to such information.

The cumulative blackout periods in any 12-month period commencing on the closing of the offering may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring any post-effective amendment to the registration statement effective provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective. We need not specify the nature of the event giving rise to a suspension in any notice to you of the existence of such suspension. Each purchaser of shares in the Private Placements agreed to hold any notice by us of a suspension period in confidence.

In addition to this limited ability to suspend use of the shelf registration statement, until we are eligible to incorporate by reference into the registration statement our periodic and current reports, which will not occur until at least one year following the end of the month in which this shelf registration statement is declared effective and we become subject to the reporting requirements of the Exchange Act, we will be required to amend or supplement the shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under this shelf registration statement of which this prospectus is a part will be suspended periodically until each amendment or supplement, as the case may be, is filed and effective.

We cannot, without the prior written consent of the holders of a majority of the outstanding registrable shares, enter into any agreement with current or prospective holders that would allow them (i) to include their shares in any registration statement filed pursuant to either of the Registration Rights Agreements, unless such holders reduce the amount of their shares to be included if necessary to allow the inclusion of all the shares of the holders under the applicable registration rights agreement or (ii) to have their common stock registered on a registration statement that could be declared effective prior to or within 180 days of the effective date of the shelf registration statement filed pursuant to either of the Registration Rights Agreement.

A holder that sells our common stock pursuant to a shelf registration statement or as a selling stockholder pursuant to an underwritten public offering generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreements that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock will be required to deliver information to be used in connection with the shelf registration statement within a 10 business day period following receipt of notice from us in order to have such holder’s shares of our common stock included in the shelf registration statement.

Each common stock certificate may contain a legend to the effect that the holder thereof, by its acceptance thereof, will be deemed to have agreed to be bound by the provisions of one or both of the Registration Rights Agreements. In that regard, each holder will be deemed to have agreed that, upon receipt of notice of the occurrence of any event which makes a statement in the prospectus which is part of the shelf registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the Registration Rights Agreements, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.

In connection with our filing of the shelf registration statement, we have applied to list our common stock on the Nasdaq Global Select Market and we have agreed in the Registration Rights Agreements to use our commercially reasonable efforts to maintain that listing or a listing on any other exchange or market.

We will bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock. We have agreed to indemnify each selling stockholder for certain violations of federal or state securities laws by us in connection with any registration statement in which such selling stockholder sells its shares of our common stock pursuant to these registration rights. Each selling stockholder has turn agree to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides for us in the registration statement.

We will also provide each holder of registrable shares copies of the prospectus that is a part of the shelf registration statement, notify such holder when the shelf registration statement has become effective, and take certain other actions as are required to permit unrestricted resales.

You may be deemed an “underwriter” as that term is defined in the Securities Act. Underwriters have statutory responsibilities and liabilities in respect of the accuracy of any prospectus used by them. Generally, you can satisfy the prospectus delivery requirement by disclosing to a selling broker the existence of the requirement to sell the shares in accordance with this shelf registration statement and making arrangements with such broker to deliver a current prospectus in connection with any such sale. Upon receipt of a written request therefor, we will provide a reasonable number of current prospectuses to each investor.

The preceding summary of certain provisions of the Registration Rights Agreements is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Registration Rights Agreements and you should read this summary together with the complete text of the Registration Rights Agreements.

LEGAL MATTERS

Certain legal matters with regard to the validity of the shares and certain other legal matters will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois (a limited liability partnership which includes professional corporations). Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Sun Capital Partners, Inc. and several of its affiliates in connection with various legal matters. Some of the partners of Kirkland & Ellis LLP are partners in a partnership that is an investor in one or more investment funds affiliated with Sun Capital Partners, Inc. that currently owns approximately 0.2% of our outstanding common stock.

EXPERTS

The consolidated financial statements of Horsehead Holding Corp. and its subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto and are included in this prospectus in reliance upon the authority, of such firm as experts in giving such reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock offered in this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement. For further information with respect to Horsehead Holding Corp. and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

You may read and copy the registration statement, the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N. E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the effectiveness of the registration statement of which this prospectus is a part, we will become subject to the reporting, proxy and information requirements of the Securities and Exchange Act of 1934, as amended, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.horsehead.net. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Horsehead Holding Corp. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
March 31, 2007 and December 31, 2006
(Amounts in thousands, except per share amounts)

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

ASSETS
Current assets
Cash and cash equivalents	$11,639	$958
Accounts receivable, net of allowance of $1,021 and $904, respectively	68,209	71,435
Inventories	69,389	57,588
Prepaid expenses and other current assets	6,126	7,262
Deferred income taxes	351	351

Total current assets	155,714	137,594
Property, plant and equipment, net	67,013	63,794
Other assets
Deferred financing costs, net of amortization of $1,554 and $1,257, respectively	3,904	4,171
Deposits and other	147	147

Total other assets	4,051	4,318

Total assets	$226,778	$205,706

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Revolver	$—	$14,398
Current maturities of long-term debt	5,892	7,058
Accounts payable	38,573	38,775
Accrued expenses	28,713	18,500

Total current liabilities	73,178	78,731
Long-term debt, less current maturities	57,771	58,225
Other long-term liabilities	17,915	17,909
Deferred income taxes	847	847
Commitments and contingencies
Stockholders’ equity
Common stock, par value $.01 per share; 100,000 shares with voting rights authorized; 22,026 shares issued and outstanding	220	220
Preferred stock, par value $.01 per share; 10,000 shares authorized; no shares issued or outstanding	—	—
Additional paid-in capital	23,603	23,433
Retained earnings	53,244	26,341

Total stockholders’ equity	77,067	49,994

Total liabilities and stockholders’ equity	$226,778	$205,706

The accompanying notes to financial statements are an integral part of these statements.

Horsehead Holding Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
For the three months ended March 31, 2007 and 2006
(Unaudited)
(Amounts in thousands except per share amounts)

	2007	2006

Net sales	$146,283	$88,329

Cost of sales (excluding depreciation)	95,370	72,359
Depreciation	2,563	1,869
Selling, general and administrative expenses	3,410	3,182

Total costs and expenses	101,343	77,410
Income from operations	44,940	10,919
Other income (expense)
Interest expense — net	(2,600)	(2,095)

Income before income taxes	42,340	8,824
Income tax provision	15,437	3,328

NET INCOME	$26,903	$5,496

Earnings per common share:
Basic	$1.22	$0.28
Diluted	$0.93	$0.20

The accompanying notes to financial statements are an integral part of these statements.

Horsehead Holding Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the three months ended March 31, 2007
Unaudited
(Amounts in thousands)

			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total

Balance at December 31, 2006	22,026	$220	$23,433	$26,341	$49,994
Stock compensation expense			170		170
Net income				26,903	26,903

Balance at March 31, 2007	22,026	$220	$23,603	$53,244	$77,067

The accompanying notes to financial statements are an integral part of these statements.

Horsehead Holding Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2007 and 2006
Unaudited
(Amounts in thousands)

	2007	2006

Cash Flows from Operating Activities:
Net income	$26,903	$5,496
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,860	2,043
Deferred interest payable	144	68
Losses on derivative financial instruments	453	6,747
Non-cash compensation expense	170	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	3,226	(10,803)
(Increase) in inventories	(11,801)	(2,833)
(Increase) decrease in prepaid expenses and other current assets	653	(1,171)
Increase (decrease) in accounts payable	(202)	2,540
Increase (decrease) in accrued expenses	10,213	(3,118)
Increase in other non-current liabilities	6	297

Net cash provided by (used in) operating activities	32,625	(734)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(5,782)	(1,875)

Net cash used in investing activities	(5,782)	(1,875)
Cash Flows from Financing Activities:
Net (payments on) proceeds from revolving credit facility	(14,398)	3,574
Proceeds from issuance of notes payable	—	7,000
Payments on notes payable and long-term debt	(1,764)	(7,304)

Net cash (used in) provided by financing activities	(16,162)	3,270

NET INCREASE IN CASH AND CASH EQUIVALENTS	10,681	661
Cash and cash equivalents at beginning of period	958	553

Cash and cash equivalents at end of period	$11,639	$1,214

The accompanying notes to financial statements are an integral part of these statements.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
March 31, 2007 and December 31, 2006
and for the Three Months Ended March 31, 2007 and 2006
(Amounts in thousands except per share data)

NOTE A — BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements contained in Form 10-K. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. The accompanying financial statements include the accounts of Horsehead Holding Corp. and all of its subsidiaries (collectively referred to as “the Company”, “we”, “us” or “our” or similar terms). All intercompany accounts and transactions have been eliminated. For further information, including a summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2006, which are included herein.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant items requiring the use of management estimates and assumptions relate to inventory reserves, bad debt reserves, environmental and asset retirement obligations, workers’ compensation liabilities, reserves for contingencies and litigation and fair value of financial instruments. Management bases its estimates on the Company’s historical experience and its expectations of the future and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

NOTE B — RECENTLY ISSUED ACCOUNTING STANDARDS

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2007. As required by FIN 48, which clarifies FASB Statement 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. Based on the Company’s analysis it concluded that the implementation of FIN 48 had no effect on the recorded tax assets or liabilities of the Company upon adoption and through March 31, 2007. Consequently no cumulative effect adjustment was recorded as of January 1, 2007.

The Company also adopted FASB Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities as of January 1, 2007. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. The Company has historically accounted for such activities using the direct expense method which is still permitted and therefore the adoption of FSP AUG AIR-1 had no impact on the Company’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines “fair value”, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement does not change existing accounting rules

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

governing what can or what must be recognized and reported at fair value in the Company’s financial statements, or disclosed in the Company’s notes to financial statements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of its adoption of SFAS 157.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to chose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the impact of its adoption of SFAS 159.

NOTE C — INVENTORIES

Inventories consisted of the following at March 31, 2007 and December 31, 2006:

	Amounts
	March 31,	December 31,
	2007	2006

Raw materials	$43,163	$26,962
Work-in-process	390	1,158
Finished goods	16,725	20,959
Supplies and spare parts	9,111	8,509

	$69,389	$57,588

Supplies and spare parts inventories are net of reserves for slow-moving inventory of $1,562 at both March 31, 2007 and December 31, 2006.

NOTE D — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at March 31, 2007 and December 31, 2006:

	Amounts
	March 31,	December 31,
	2007	2006

Land and land improvements	$7,372	$7,265
Buildings and building improvements	21,285	21,285
Machinery and equipment	53,694	52,890
Construction in progress	9,336	4,458

	91,687	85,898
Less accumulated depreciation	(24,674)	(22,104)

	$67,013	$63,794

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE E — NOTES PAYABLE AND LONG-TERM DEBT

Notes payable, including the Revolver, and long-term debt consisted of the following at March 31, 2007 and December 31, 2006:

	Amounts
	2007	2006

Revolving credit facility	$—	$14,398
Note payable to Contrarian Service Company L.L.C.	57,605	57,461
Note payable to Beaver County Corporation for Economic Development	224	239
Note payable to CIT Group Business Credit, Inc., due January 2007	—	583
Note payable to CIT Group Business Credit, Inc., due January 2008	5,834	7,000

	63,663	79,681
Less portion currently payable	(5,892)	(21,456)

	$57,771	$58,225

As of March 31, 2007 $57,605 was outstanding under our amended $132,000 credit facility which is comprised of the revolving credit facility (“Revolver”) with CIT Group Business Credit (“CIT”) and the note payable to Contrarian Service Company L.L.C.

The outstanding borrowings on the Revolver, together with the outstanding letters of credit, cannot exceed the Company’s borrowing base, which includes eligible receivables, inventories, and certain other assets. The financing agreement with CIT also provides for certain covenants, the most restrictive of which limit indebtedness, sales of assets, dividends, investments, related party transactions and certain payment restrictions as well as providing for the maintenance of certain financial covenants. The Revolver expires in 2010. At both March 31, 2007 and December 31, 2006 the Company had $15,549 of letters of credit outstanding to collateralize self insured claims for workers’ compensation and other general insurance claims and closure bonds for the Company’s two facilities in Pennsylvania. Availability under the Revolver was $59,451 and $45,053 at March 31, 2007 and December 31, 2006, respectively. The Revolver is collateralized by substantially all assets of the Company.

The note payable to Contrarian has a second lien on all assets of the Company. The Second Lien Financing Agreement provides for restrictive covenants similar to those of the Revolver.

The Company was in compliance with all covenants under the Financing and Second Lien Financing Agreements at March 31, 2007 and December 31, 2006.

Substantially all of the Company’s assets were pledged as security for its outstanding debt at March 31, 2007 and December 31, 2006.

NOTE F — ACCRUED EXPENSES

Accrued expenses at March 31, 2007 and December 31, 2006 consisted of the following:

	Amounts
	2007	2006

Employee related costs	$6,424	$7,384
Accrued utilities	1,476	1,118
Income taxes	13,571	—
Insurance claim liabilities	2,400	2,400
Other	4,842	7,598

	$28,713	$18,500

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE G — INCOME TAXES

The effective tax rate was 36.5% and 37.7% for the three months ended March 31, 2007 and 2006, respectively. The provision for income taxes differs from the “expected” tax provision computed by applying the U.S. statutory federal income tax rate applied to net income before income taxes primarily due to the taxable rates for state income taxes.

The Company and its subsidiaries file income tax returns in the U.S. and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The tax years that remain subject to examination range from 2003 through 2006.

NOTE H — RELATED PARTY TRANSACTIONS

In 2003, the Company entered into a ten year management services agreement with an affiliated company, Sun Capital Partners Management III, LLC (“SCPM”). Under the terms of this agreement, financial and management services were provided to the Company including advice on financial reporting, accounting, management information systems and staffing. The annual fee for these services was the greater of $600 or 6% of the Company’s EBITDA, (defined as the sum of net income, interest expense, income taxes, depreciation and amortization) with further adjustments for certain extraordinary, nonrecurring and non-cash transactions as defined in the agreement. Also, under the terms of the management services agreement, SCPM was entitled to receive a fee for services provided with respect to certain corporate events, such as refinancings, restructurings, equity and debt offerings, and mergers equal to 1% of the aggregate consideration resulting from the transaction.

On November 22, 2006 the management services agreement with SCPM was terminated.

The total expenses included in selling, general and administrative expenses in the accompanying consolidated statements of income for the SCPM fees described above were $1,247 for the three months ended March 31, 2006.

NOTE I — STOCK OPTIONS

The Company adopted a stock option plan in 2004 (the “2004 Plan”) with subsequent amendments in December 2005 and November 2006. The 2004 Plan provides for the granting of options to acquire shares of common stock of the Company to key employees of the Company and its subsidiaries. A total of 1,685 shares are authorized and reserved for issuance under the 2004 Plan. All options granted under the 2004 Plan to date are fully vested due to the change in ownership of the Company resulting from the equity offering and stock repurchase in November 2006, and may be exercised at any time prior to September 15, 2014.

The following table summarizes the status of options outstanding under the 2004 Plan at March 31, 2007:

		Weighted Average
Weighted Average	Number of	Remaining
Exercise Price	Shares	Contractual Life

$1.01	770	7.4
$2.36	169	7.4
$7.39	96	7.4

$1.82	1,035	7.4

In 2006, the Company adopted The Horsehead Holding Corp. 2006 Long-Term Equity Incentive Plan (“the 2006 Plan”) which provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and other equity-based awards. Directors, officers and other employees of the Company, as well as others performing services for the Company, are eligible for grants under the 2006 Plan. The 2006 Plan is administered by the Company’s Board of Directors (“the Board”).

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A total of 1,101 shares of the Company’s common stock is available for issuance under the 2006 Plan. The number of shares available for issuance under the 2006 Plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, the Company may make any adjustments considered appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the 2006 Plan or covered by grants previously made under the 2006 Plan. The shares available for issuance under the 2006 Plan may be, in whole or in part, authorized and unissued or held as treasury shares.

On January 16, 2007, the Board authorized the issuance of options to purchase 1,085 shares of the Company’s common stock to certain officers and employees of the Company under terms of the 2006 Plan. The exercise price is $13 per share. The options have a term of ten years and vest ratably over a 5 year period from date of grant. Generally, the vested options may be exercised any time after November 30, 2007 and before the earliest of January 24, 2017 or the date of the option holder’s employment termination.

The fair value price at the date of grant for these options was $6.28, as estimated on the date of grant using the Black-Scholes option pricing model. The significant assumptions used were a risk-free interest rate of 5.15%, expected volatility of 40%, an expected life of 6.25 years and no expected dividends. The related compensation for the three months ended March 31, 2007 was $284. Unrecognized compensation expense as of March 31, 2007 was $6,530.

The following table summarizes the status of options outstanding under the 2006 Plan at March 31, 2007:

		Weighted Average
Weighted Average	Number of	Remaining
Exercise Price	Shares	Contractual Life

$13.00	1,085	9.79

$13.00	1,085	9.79

NOTE J — ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The following is a description of the Company’s hedging programs:

The Company’s marketing strategy includes a metal hedging program that allows customers to secure a firm price for future deliveries under a sales contract. Hedges are entered into based on firm sales contracts to deliver specified quantities of product on a monthly basis for terms generally not exceeding one year. The Company’s raw material purchases related to such firm price contracts are at varying LME-based zinc prices. In order to protect its cash flow related to firm price sales contracts, the Company enters into fixed-to-variable swap contracts to convert the LME-based fixed sales price back to variable. Thus, if raw material costs increase as a result of LME zinc price increases, the related sales value and related cash flows will also increase. For the three months ended March 31, 2007 and 2006, the Company recognized expense of $1,028 and $0, respectively, from the settlement of such contracts, which is included as a component of net sales.

At December 31, 2006, approximately $9,326 of future contracts were outstanding, all of which settle in 2007. The fixed portions of these contracts have settlement prices ranging from $1.40 to $1.82 per pound. At March 31, 2007, approximately $18,246 of future contracts were outstanding all of which settle in 2007. The fair value of these contracts at March 31, 2007 and December 31, 2006 totaled approximately $524 and $977, respectively, which is included in “Prepaid expenses and other assets” in the accompanying consolidated balance sheets. A $453 adjustment to record these contracts at fair value is included as a component of net sales in the accompanying consolidated statements of income for the three months ended March 31, 2007. There was no corresponding adjustment required for the three months ended March 31, 2006.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE K — CONTINGENCIES

The Company is party to various litigation, claims and disputes, including labor regulation claims and OSHA and environmental regulation violations, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company expects that the outcome of these matters will not result in a material adverse effect on its business, financial condition or results of operations.

The Company entered into a Consent Order and Agreement with PADEP, dated June 28, 2006, related to the resolution of fugitive emission violations at the Monaca facility. Pursuant to the terms of the Consent Order and Agreement, the Company is obligated to undertake corrective action. Under the Consent Order and Agreement, the Company was required to submit a written plan for evaluating and implementing correction action regarding fugitive air emissions at our Monaca facility, and to implement the required corrective action. The Company has delivered the implementation plan and have begun corrective measures, including enhancements to emission incident reporting and follow-up; maintenance and preventive maintenance on certain emission control equipment such as ducts, capture hoods, fabric-filter collectors and appurtenances; development and implementation of department-specific emission-control plans. Additionally, the Company paid an initial civil penalty of $50,000 and is obligated to pay an additional $2,500 per month for 24 months, subject to extended or early termination.

NOTE L — EARNINGS PER SHARE

Basic earnings per common share (“EPS”) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to basic earnings per share except that the denominator is increased to include the number of shares that would have been outstanding if the potentially dilutive common shares had been issued. The Company uses the treasury stock method when calculating the dilutive effect in basic EPS.

The information used to compute basic and diluted earnings per share follows:

	Three Months Ended March 31,
	2007	2006

Basic earnings per share:
Income available to common stockholders	$26,903	$5,496
Weighted average shares outstanding — basic	22,026	19,963
Basic earnings per share	$1.22	$.28

Diluted earnings per share:
Income available to common stockholders	$26,903	$5,496
Weighted average shares outstanding — diluted	28,855	26,957
Diluted earnings per share	$0.93	$.20

Reconciliation of average shares outstanding — basic to average shares outstanding — diluted:
Weighted average shares outstanding — basic	22,026	19,963
Effect of dilutive securities:
Options	895	1,060
Warrants	5,934	5,934

Weighted average shares outstanding — diluted	28,855	26,957

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE M — SUBSEQUENT EVENTS

On April 12, 2007, the Company completed the private placement of 13,974 shares of its common stock at a price of $13.50, less a 7% initial purchaser’s discount and placement fee. The aggregate net proceeds for the total offering, after deducting discounts and commissions of $13,205, were equal to $175,442. All proceeds of the offering, including discounts and commissions, were placed into escrow pending authorization by the U.S. Federal Energy Regulatory Commission (the “FERC”) of the proposed application of the net proceeds.

On May 7, 2007 the Company received authorization from the FERC. On May 8, 2007 the Company released the funds held in escrow and the accrued interest thereon and repurchased the 6,213 shares of its common stock held by its pre-November 2006 stockholders. All of the outstanding warrants, totaling 5,938, were exercised and redeemed on May 8, 2007. The total of the stock repurchase and the warrant redemption amounted to $152,812.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Horsehead Holding Corp.

We have audited the accompanying consolidated balance sheets of Horsehead Holding Corp. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horsehead Holding Corp. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio
March 26, 2007 (except for Note R,
  as to which the date is April 12, 2007)

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Amounts in thousands, except per share amounts)

	2006	2005

ASSETS
Current assets
Cash and cash equivalents	$958	$553
Accounts receivable, net of allowance of $904 and $339, respectively	71,435	35,026
Inventories	57,588	23,272
Prepaid expenses and other current assets	7,262	10,620
Deferred income taxes	351	36

Total current assets	137,594	69,507
Property, plant and equipment, net	63,794	58,081
Other assets
Deferred financing costs, net of amortization of $1,257 and $289, respectively	4,171	3,228
Deferred income taxes	—	204
Deposits and other	147	1,603

Total other assets	4,318	5,035

Total assets	$205,706	$132,623

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Revolver	$14,398	$16,597
Notes payable	—	7,290
Current maturities of long-term debt	7,058	52
Accounts payable	38,775	21,906
Accrued expenses	18,500	19,916

Total current liabilities	78,731	65,761
Long-term debt, less current maturities	58,225	44,741
Other long-term liabilities	17,909	18,330
Deferred income taxes	847	—
Commitments and contingencies
Stockholders’ equity
Common stock, par value $.01 per share; 100,000 shares with voting rights authorized; 22,026 and 19,963 shares issued and outstanding in 2006 and 2005, respectively	220	199
Preferred stock, par value $.01 per share; 10,000 shares authorized; no shares issued or outstanding	—	—
Additional paid-in capital	23,433	2,707
Retained earnings	26,341	885

Total stockholders’ equity	49,994	3,791

Total liabilities and stockholders’ equity	$205,706	$132,623

The accompanying notes to financial statements are an integral part of these statements.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006, 2005 and 2004
(Amounts in thousands, except per share amounts)

	2006	2005	2004

Net sales	$488,592	$269,669	$213,117

Cost of sales (excluding depreciation)	352,037	238,975	196,122
Depreciation	8,536	7,179	6,269
Selling, general and administrative expenses	31,294	9,630	9,689

Total costs and expenses	391,867	255,784	212,080
Income from operations	96,725	13,885	1,037
Other income (expense)
Interest expense — net	(9,551)	(9,014)	(4,328)
Other income	—	300	—

	(9,551)	(8,714)	(4,328)
Income (loss) before income taxes	87,174	5,171	(3,291)
Income tax provision (benefit)	32,717	2,024	(1,311)

NET INCOME (LOSS)	$54,457	$3,147	$(1,980)

Earnings (loss) per common share:
Basic	$2.70	$0.16	$(0.10)
Diluted	$2.01	$0.12	$(0.10)

The accompanying notes to financial statements are an integral part of these statements.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2006, 2005 and 2004
(Amounts in thousands)

				Retained
			Additional	Earnings
	Common Stock		Paid-In	(Accumulated
	Shares	Amount	Capital	Deficit)	Total

Balance at January 1, 2004	19,963	$199	$1,731	$(282)	$1,648
Warrants issued			327		327
Net loss				(1,980)	(1,980)

Balance at December 31, 2004	19,963	199	2,058	(2,262)	(5)
Warrants issued			649		649
Net income				3,147	3,147

Balance at December 31, 2005	19,963	199	2,707	885	3,791
Dividends paid				(29,001)	(29,001)
Equity offering	15,813	158	188,005		188,163
Common stock repurchase	(13,750)	(137)	(166,100)		(166,237)
Stock compensation expense			422		422
Repurchase and cancellation of stock options net of tax benefit of $1,054			(1,601)		(1,601)
Net income				54,457	54,457

Balance at December 31, 2006	22,026	$220	$23,433	$26,341	$49,994

The accompanying notes to financial statements are an integral part of these statements.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004
(Amounts in thousands)

	2006	2005	2004

Cash Flows from Operating Activities:
Net income (loss)	$54,457	$3,147	$(1,980)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9,504	8,380	6,478
Deferred income tax provision (benefit)	736	1,071	(1,311)
Deferred interest payable	333	128	—
Losses on derivative financial instruments	13,155	—	—
Non-cash compensation expense	422	—	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(36,409)	(14,373)	(1,143)
Increase in inventories	(34,316)	(3,135)	(6,675)
(Increase) decrease in prepaid expenses and other current assets	(8,743)	(7,611)	164
(Increase) decrease in other assets	1,456	(211)	(1,408)
Increase in accounts payable	16,869	10,022	3,483
Increase (decrease) in accrued expenses	(1,416)	6,782	(2,987)
(Decrease) in other non-current liabilities	(421)	(3,346)	(2,666)

Net cash provided by (used in) operating activities	15,627	854	(8,045)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(14,249)	(9,123)	(3,481)
Acquisition	—	(1,000)	—
Decrease in restricted cash	—	4,123	1,877

Net cash used in investing activities	(14,249)	(6,000)	(1,604)
Cash Flows from Financing Activities:
Dividends paid	(29,001)	—	—
Proceeds from equity offering, net of expenses	188,163	—	—
Common stock repurchase	(166,237)	—	—
Repurchase and cancellation of stock options	(2,655)	—	—
Net (payments on) proceeds from revolving credit facility	(2,199)	3,809	—
Proceeds from issuance of notes payable	49,000	7,590	4,500
Payments on notes payable and long-term debt	(36,133)	(4,505)	(2,441)
Deferred financing costs	(1,911)	(3,517)	—

Net cash provided by (used in) financing activities	(973)	3,377	2,059

Net increase (decrease) in cash and cash equivalents	405	(1,769)	(7,590)
Cash and cash equivalents at beginning of year	553	2,322	9,912

Cash and cash equivalents at end of year	$958	$553	$2,322

The accompanying notes to financial statements are an integral part of these statements.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
and for the Years Ended December 31, 2006, 2005 and 2004
(Amounts in thousands, except per share data)

NOTE A — ORGANIZATION

Horsehead Holding Corp. (“HHC” or “Horsehead”) was incorporated in the state of Delaware in May 2003. Horsehead Intermediary Corp. (“HIC”) is a wholly-owned subsidiary of HHC. Horsehead Corporation (“HC” or the “Operating Company”), formerly known as Horsehead Acquisition Corp. is a wholly-owned subsidiary of HIC. Chestnut Ridge Railroad Corp. (“Chestnut Ridge”) is a wholly-owned subsidiary of HC. Collectively, HHC, HIC and HC are referred to as the “Company” in the notes to the consolidated financial statements.

The principal stockholder of HHC is Sun Horsehead, LLC, (“Sun Horsehead”) which owned 26% and 92% of the outstanding common stock of HHC at December 31, 2006 and 2005, respectively. The change in Sun Horsehead’s ownership percentage was due to a private placement equity offering made by Horsehead on November 30, 2006 and a related repurchase of common stock from the then existing shareholders (see Note C).

On December 23, 2003, the Company acquired substantially all of the operating assets and assumed certain liabilities of Horsehead Industries, Inc. and its wholly-owned subsidiaries. The Company commenced operations on December 24, 2003. Chestnut Ridge commenced operations in February 2004.

The Company is a producer of specialty zinc and zinc-based products sold primarily to customers throughout the United States of America. Chestnut Ridge provides short-line railroad service for the movement of materials for both HC and outside customers.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The consolidated financial statements include the accounts of Horsehead and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant items requiring the use of management estimates and assumptions relate to inventory reserves, bad debt reserves, environmental and asset retirement obligations, workers’ compensation liabilities, reserves for contingencies and litigation and fair value of financial instruments. Management bases its estimates on the Company’s historical experience and its expectations of the future and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues from the sale of finished goods at the point of passage of title or risk of loss, which is generally at the time of shipment. The Company’s service fee revenue is generally recognized

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

at the time of receipt of electric arc furnace (“EAF”) dust, which the Company collects from steel mini-mill operators. Chestnut Ridge recognizes revenue at the time it provides rail service to its customers.

The components of net sales for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Amounts
	2006	2005	2004

Zinc material goods	$432,344	$219,091	$163,239
Service fee revenue	42,859	42,696	41,247
Other	13,389	7,882	8,631

	$488,592	$269,669	$213,117

Shipping and Handling Fees and Costs

The Company classifies all amounts billed to a customer in a sales transaction related to shipping and handling as revenue. The Company records shipping and handling costs related to finished goods in cost of sales. Shipping and handling costs related to service fees are recorded as an offset to revenue.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of less than 90 days when purchased to be cash equivalents.

Accounts Receivable

The majority of the Company’s accounts receivable are due from customers primarily in the steel, rubber and galvanizing industries. Credit is extended based on an evaluation of a customer’s financial condition. Generally collateral is not required. Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The provision for bad debt expense was $600, $100 and $100 for 2006, 2005 and 2004, respectively.

Inventories

Inventories, which consist primarily of zinc bearing materials, zinc products and supplies and spare parts, are valued at the lower of cost or market using a moving average cost method. Raw materials are purchased as well as produced from the processing of EAF dust. Supplies and spare parts inventory used in the production process are purchased. Work-in-process and finished goods inventories are valued based on the costs of raw materials plus applicable conversion costs, including depreciation and overhead costs relating to associated process facilities.

Zinc is traded as a commodity on the London Metals Exchange (“LME”) and, accordingly, product inventories are subject to price fluctuations. When reviewing inventory for the lower of cost or market the Company uses the LME price as of the balance sheet date. The Company considers decreases in the LME zinc price subsequent to the end of the year to determine if disclosure of such decreases is warranted.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets at December 31, 2005 included approximately $7,290 related to put options purchased for specified tons of zinc in 2006 (see Note N). There were no put options outstanding at December 31, 2006.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method. Ordinary maintenance and repairs are expensed as incurred; replacements and betterments are capitalized if they extend the useful life of the related asset. The estimated useful lives of property, plant and equipment are as follows:

Buildings, land and building improvements	5 - 20 years
Machinery and equipment	3 - 20 years

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews the carrying value of its long-lived assets for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. If expected future undiscounted cash flows are less than asset carrying values, the Company would compare the fair value of those assets to their carrying value and recognize an impairment loss for the excess of the carrying value over the fair value, if any. Fair value would be determined based upon a discounted cash flow valuation. There were no impairment write-downs charged to operations during 2006, 2005 or 2004.

Environmental Obligations

The Company accrues for costs associated with environmental obligations when such costs are probable and reasonably estimated. Accruals for estimated costs are generally undiscounted and are adjusted as further information develops or circumstances change.

Insurance Claim Liabilities

The Company accrues for costs associated with self-insured retention under certain insurance policies (primarily workers’ compensation) based on estimates of claims, including projected development, from information provided by the third party administrator and the insurance carrier. Accruals for estimated costs are undiscounted and are subject to change based on development of such claims.

Asset Retirement Obligations

In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143 (“FIN 47”), the fair values of asset retirement obligations are recognized in the period they are incurred if a reasonable estimate of fair value can be made. Asset retirement obligations primarily relate to environmental remediation at two Company locations. The liability is estimated based upon cost studies prepared to estimate environment remediation upon closure and for purposes of obtaining state permits to operate the facilities. The liability is discounted using the Company’s estimated credit-adjusted risk free interest rate.

Income Taxes

The Company accounts for income taxes using the provisions of SFAS No. 109, Accounting for Income Taxes.  Deferred income taxes reflect the tax consequences on future years of differences between the tax

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bases of assets and liabilities and their respective financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Stock-Based Compensation

The Company has a stock-based compensation plan and an equity incentive plan which are more fully described in Note M. The Company adopted SFAS No. 123R, “Accounting for Stock-Based Compensation,” as revised (“SFAS 123R”), as of January 1, 2006. Accordingly, employee stock options granted on or after January 1, 2006 are expensed by the Company over the option vesting period, based on the estimated fair value of the award on the date of the grant using the Black-Scholes option-pricing model. The Company previously used the minimum value method as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) for pro forma disclosure purposes and, therefore, as required has applied the provisions of SFAS 123R on a prospective basis.

Prior to January 1, 2006, the Company accounted for options issued under the plan under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issues to Employees.  Under these provisions, stock-based employee compensation was not reflected in net income in the accompanying consolidated financial statements as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the grant date.

There would have been an insignificant impact on net income if the fair value method of accounting for stock-based employee compensation as set forth in SFAS 123 had been applied to recognize compensation costs for these stock options.

Financial Instruments

The following methods are used to estimate the fair value of the Company’s financial instruments:

Cash and cash equivalents, accounts receivable, notes payable due within one year, accounts payable, and accrued expenses approximate their fair value due to the short-term nature of these instruments.

Term loans and the Revolver approximate their fair value as they bear interest at variable rates indexed to market rates of interest.

The Company enters into certain financial swap instruments that are carried at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). The Company recognizes changes in fair value within the consolidated statements of income as they occur. In addition, the Company also has entered into certain financial option instruments that are also carried at fair value under SFAS 133, with subsequent changes in fair value recognized within the consolidated statements of income (see Note N).

The Company does not purchase, hold or sell derivative financial instruments unless it has an existing asset or obligation or anticipates a future activity that is likely to occur and will result in exposing it to market risk. The Company uses various strategies to manage its market risk, including the use of derivative instruments to limit, offset or reduce such risk. Derivative financial instruments are used to manage well-defined commodity price risks from the Company’s primary business activity. The fair values of derivative instruments are based on valuations provided by third parties.

The Company is exposed to credit loss in cases where counter-parties with which it has entered into derivative transactions are unable to pay when they owe the Company funds as a result of agreements with them. To minimize the risk of such losses, the Company uses highly rated counter-parties that meet certain requirements. The Company does not anticipate that any of the counter-parties that it deals with will default on their obligations to it.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and provides guidance on the recognition, de-recognition, and measurement of benefits related to an entity’s uncertain tax positions. FIN 48 is effective for the Company beginning January 1, 2007. The Company currently does not believe that the adoption of FIN 48 will have a significant effect on its financial position and results of operations.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines “fair value”, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement does not change existing accounting rules governing what can or what must be recognized and reported at fair value in the Company’s financial statements, or disclosed in the Company’s notes to financial statements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of its adoption of SFAS 157.

In September 2006, the FASB issued FASB Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities.  The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006 and must be applied retroactively unless impracticable to do so. The Company has historically accounted for such activities using the direct expense method which is still permitted and therefore the Company believes that the adoption of FSP AUG AIR-1, effective January 1, 2007, will not have a significant effect on the Company’s financial statements.

Supplemental Disclosure of Cash Flow Information

Cash paid for interest in 2006, 2005 and 2004 approximated $10,151, $7,777 and $1,786 respectively. Cash paid for income taxes in 2006, 2005 and 2004 approximated $30,817, $2,420 and $0, respectively.

During 2005, the Company entered into a new Credit Facility (see Note G), the proceeds of which were used to pay approximately $32,473 of debt previously outstanding, resulting in a non-cash financing transaction at December 31, 2005.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the 2006 presentation.

NOTE C — EQUITY OFFERING AND STOCK REPURCHASE

In November 2006, the Company’s Certificate of Incorporation was amended to convert the existing non-voting and voting common stock to a single class of $.01 par value common stock having one vote per share. The authorized shares were increased from 2,900 to a total of 100,000 shares. In addition, the shares of preferred stock authorized, with a par value of $.01, were increased from 100 to 10,000. A stock split of 19.963086 for 1 on the outstanding shares of common stock was also declared.

All share and per share amounts in the consolidated financial statements and accompanying footnotes have been revised to reflect the effects of the aforementioned stock split.

Additionally, on November 30, 2006, the Company sold 15,813 shares of its common stock through a private placement to a combination of qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (“Securities Act”), foreign buyers pursuant to Regulation S promulgated by the Securities Act and accredited investors pursuant to Rule 506 under the Securities Act. The shares were sold at a price of $13.00 per share, less a 7% initial purchaser’s discount and placement fee. In connection with the private

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

placement, the Company entered into a Securities Repurchase Agreement with its then existing stockholders and repurchased 13,750 of their shares of common stock of the Company on a pro-rata basis at a price of $12.09 per share. The common stock repurchase had the effect of reducing Sun Horsehead’s interest in the Company from 92% to 26%. The total expenses incurred in connection with the transaction aggregated $4,847, which included $2,056 of the initial purchaser’s discount that was rebated to the Company and subsequently paid to Sun Horsehead as a transaction fee. Pursuant to a registration rights agreement entered into in connection with the aforementioned transaction, the Company agreed to file a shelf registration statement on Form S-1 with the SEC no later than April 15, 2007 to register for resale the shares of its common stock sold in the aforementioned transaction.

In connection with the aforementioned equity offering and stock repurchase, the following transactions also occurred:

•	The management services agreement with an affiliated company was terminated and a $4,500 termination payment was made (See Note L).

•	Stock options representing 20% of the options outstanding under the Company’s 2004 stock option plan were cancelled and payments totaling $2,657 were made to the option holders (see Note M).

•	Bonus payments totaling $2,530 were made to certain officers of the Company.

NOTE D — INVENTORIES

Inventories consisted of the following at December 31, 2006 and 2005:

	2006	2005

Raw materials	$26,962	$7,288
Work-in-process	1,158	168
Finished goods	20,959	8,272
Supplies and spare parts	8,509	7,544

	$57,588	$23,272

Supplies and spare parts inventories are net of reserves for slow-moving inventory of $1,562 and $1,279 at December 31, 2006 and 2005 respectively. The provisions for slow-moving inventory were $283, $0 and $0 in 2006, 2005 and 2004, respectively.

NOTE E — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2006 and 2005:

	2006	2005

Land and land improvements	$7,265	$7,104
Buildings and building improvements	21,285	21,075
Machinery and equipment	52,890	40,566
Construction in progress	4,458	2,902

	85,898	71,647
Less accumulated depreciation	(22,104)	(13,566)

	$63,794	$58,081

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE F — DEFERRED FINANCING COSTS

Deferred financing costs of $1,911 and $3,517, were incurred in 2006 and 2005, respectively, in connection with the Company’s Credit Facility and term loans from CIT Group Business Credit, Inc. as described in Note G. These costs are being amortized over the terms of the related debt. Such amortization, which is included in interest expense in the accompanying consolidated statements of income, was $968 and $289 in 2006 and 2005, respectively.

Amortization of these costs will approximate $1,140 in 2007, $1,070 in both 2008 and 2009 and $891 in 2010.

In conjunction with a loan agreement with a bank, HHC granted warrants for 1,830 and 4,108 shares of its common stock to its stockholders in 2005 and 2004, respectively, at an exercise price of $.01 per share. HHC increased additional paid in capital and increased deferred financing costs by $649 and $327 for the fair value of the warrants issued in 2005 and 2004, respectively. The warrants were issued to stockholders as they provided cash as collateral under an escrow agreement with affiliates of the Company that guaranteed the debt. The warrants are exercisable through March 31, 2014. The warrants will be treated as though they had been exercised in the event a dividend is declared and are also protected from dilution should certain events occur. The deferred financing costs were completely amortized as of December 31, 2005 since the related debt was repaid from the proceeds of the Credit Facility in 2005, as described in Note G. The related amortization was $836 and $140 in 2005 and 2004, respectively.

NOTE G — NOTES PAYABLE AND LONG-TERM DEBT

Notes payable, including the Revolver, and long-term debt consisted of the following at December 31, 2006 and 2005:

	Amounts
	2006	2005

Revolving credit facility	$14,398	$16,597
Note payable to Contrarian Service Company L.L.C.	57,461	27,128
Notes payable to stockholders	—	17,370
Note payable to Beaver County Corporation for Economic Development	239	295
Note payable to Sun Horsehead	—	7,290
Note payable to CIT Group Business Credit, Inc., due January, 2007	583	—
Note payable to CIT Group Business Credit, Inc., due January, 2008	7,000	—

	79,681	68,680
Less portion currently payable	(21,456)	(23,939)

	$58,225	$44,741

On July 15, 2005, the Operating Company and HIC entered into a $72,000 credit facility (“Credit Facility”) with certain lenders. The Credit Facility was comprised of a $45,000 revolving credit facility (“Revolver”) including a letter of credit sub-line of $35,000 under the terms of a Financing Agreement with CIT Group/Business Credit, Inc. (“CIT”), and a $27,000 term note (“Term Note”) under the terms of a Second Lien Financing Agreement with Contrarian Service Company, L.L.C. (“Contrarian”).

The proceeds of the Credit Facility were used to pay off all long-term debt, totaling $29,088, issued in conjunction with the acquisition described in Note A, to provide for working capital requirements and to retire a $10,700 bond anticipation note (in December 2005).

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 25, 2006 the Credit Facility was amended to provide for an additional borrowing availability of $30,000 under the Revolver and for an addition to the Term Note with Contrarian of $30,000. Borrowings made under this amendment were used to pay a dividend of approximately $29,001 to the stockholders and warrant holders, repay the notes payable to stockholders of $17,370 together with accrued interest payable of $2,653, pay a one-time management fee and re-financing fee totaling $5,500 to an affiliated company (see Note L) and to make bonus payments of $477 to certain members of Company management.

The Revolver requires a lock-box arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the credit facility and contains a subjective acceleration clause in the revolving credit facility. Accordingly, the outstanding borrowings under the Revolver are classified as a current liability.

The outstanding borrowings on the Revolver, together with the outstanding letters of credit, cannot exceed the Company’s borrowing base, which includes eligible receivables, inventories, and certain other assets. The underlying Financing Agreement, as amended, calls for interest payable monthly at either prime (8.25% at December 31, 2006) plus .25% or LIBOR (5.35% at December 31, 2006) plus 2.5% and letter of credit fees of 2.5%. The Financing Agreement also provides for certain covenants, the most restrictive of which limit indebtedness, sales of assets, dividends, investments, related party transactions and certain payment restrictions as well as providing for the maintenance of certain financial covenants. If an event of default were to occur, the rate on all obligations owed under the Revolver and other borrowings from CIT would be increased by 2% per annum. The Revolver expires in 2010. At December 31, 2006 and 2005, the Company had $15,549 and $16,809, respectively, of letters of credit outstanding to collateralize self insured claims for workers’ compensation and other general insurance claims and closure bonds for the Company’s two facilities in Pennsylvania. Availability under the Revolver was $45,053 and $11,594 at December 31, 2006 and 2005, respectively. The Revolver is collateralized by substantially all assets of the Operating Company.

The Term Note payable to Contrarian provides for interest due monthly at LIBOR (5.35% at December 31, 2006) plus an applicable margin (6.875% at December 31, 2006) as defined in the Second Lien Financing Agreement. In addition, deferred interest accrues at 1% per annum and is due at maturity along with the principal amount in October 2010. The Term Note has a second lien on all assets of the Company. The Second Lien Financing Agreement provides for restrictive covenants similar to those of the Revolver. If an event of default were to occur, the margin over the LIBOR rate for the Term Loan payable to Contrarian would be increased to 11% per annum.

The Company was in compliance with all covenants under the Financing and Second Lien Financing Agreements at December 31, 2006.

The notes payable to stockholders consisted of a note payable to Sun Horsehead totaling $15,913 and notes payable to other stockholders of HHC totaling $1,457. The notes bore interest at 5% per annum. Principal and unpaid interest on all of the notes were due December 23, 2007. The notes provided for mandatory prepayment should the Company be sold, a public offering occur or a complete liquidation of the Company take place. Accordingly, as a result of the transaction described in Note C, the notes were repaid in October 2006.

In September 2005, the Operating Company entered into a $300 term loan with the Beaver County Corporation for Economic Development. The proceeds of the loan were used to purchase equipment for the Monaca, Pennsylvania location. The loan is a five year note with principal and interest payments due monthly through October 2010. Interest is charged at 3.125% per annum. The loan requires the Company to maintain a minimum number of employees at the Monaca location.

In December 2005, the Operating Company entered into a $7,290 term note with Sun Horsehead, the controlling stockholder of HHC. The proceeds of the loan were used to procure a put option to serve as a financial hedge for the price of zinc in 2006 (see Note N). The loan bore interest at 10% per annum. The entire principal and accrued interest balance was repaid in January 2006 (see below).

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2006, the Operating Company entered into a $7,000 term loan (“Special Accommodation Advance”) with CIT. The proceeds of the loan were used to repay the December 2005 Sun Horsehead note (see above). The note bears interest at either prime plus .25% or LIBOR plus 2.5%. Principal and interest payments are due monthly. The note matures in January 2007.

In April 2006, the Operating Company entered into a $5,000 term loan with Sun Horsehead with interest at 10% per annum. The proceeds of the loan were used to procure a put option to serve as a financial hedge for the price of zinc in 2007 (see Note N). The entire principal and interest balances were repaid in April 2006 (see below).

In April 2006, the Operating Company entered into a $7,000 term loan (“Tranche B Special Accommodation Advance”) with CIT. A portion of the proceeds were used to repay the $5,000 Sun Horsehead loan. The loan bears interest at the same rates as the Special Accommodation Advance described above. Principal payments are due in equal monthly installments of $583 commencing in February 2007 through January 2008.

Substantially all of the Company’s assets were pledged as security for its outstanding debt, excluding the notes payable to its stockholders, at December 31, 2006 and 2005.

Aggregate future maturities of notes payable, including the Revolver, and long-term debt are as follows:

Years Ending December 31,	Amounts

2007	$21,456
2008	644
2009	62
2010	57,519

$79,681

NOTE H — ACCRUED EXPENSES

Accrued expenses at December 31, 2006 and December 31, 2005 consisted of the following:

	Amounts
	2006	2005

Employee related costs	$7,384	$8,351
Accrued utilities	1,118	5,798
Insurance claim liabilities (see Note J)	2,400	2,400
Other	7,598	3,367

	$18,500	$19,916

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE I — INCOME TAXES

The components of income tax provision (benefit) for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Amounts
	2006	2005	2004

Current provision:
Federal	$27,699	$891	$—
State and local	4,282	62	—

	31,981	953	—
Deferred provision (benefit):
Federal	732	860	(1,153)
State and local	4	211	(158)

	736	1,071	(1,311)

	$32,717	$2,024	$(1,311)

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

	Amounts
	2006	2005	2004

Income taxes at statutory rate	$30,511	$1,758	$(1,119)
State and local income taxes, net of federal tax benefit	2,787	180	(104)
Valuation allowance	—	—	(113)
Other	(581)	86	25

Income tax provision (benefit)	$32,717	$2,024	$(1,311)

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the Company’s net deferred tax asset (liability) at December 31, 2006 and 2005 are as follows:

	2006	2005

Deferred tax assets:
Accrued fringe benefits	$1,113	$740
Accrued environmental obligations	712	697
Other accrued liabilities	147	30
Allowance for doubtful accounts	252	18
Alternative minimum tax credit carry forwards	—	397
Asset retirement obligations	424	380
Stock options	167	—
Other	152	22

	2,967	2,284
Deferred tax liabilities:
Property, plant and equipment	(3,364)	(2,044)
Other	(99)	—

	(3,463)	(2,044)

Net deferred tax asset (liability)	$(496)	$240

The above deferred tax assets and liabilities at December 31, 2006 and 2005 have been included in the Company’s consolidated balance sheets as follows:

	2006	2005

Current deferred tax asset	$351	$36
Non-current net deferred tax asset (liability)	(847)	204

Net deferred tax asset (liability)	$(496)	$240

Refundable income taxes, included in prepaid expenses and other current assets in the Company’s consolidated balance sheets amounted to $1,328 and $620 at December 31, 2006 and 2005, respectively.

NOTE J — OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following at December 31, 2006 and 2005:

	2006	2005

Environmental obligations	$8,324	$8,910
Insurance claim liabilities	8,521	8,437
Asset retirement obligations	1,064	983

	$17,909	$18,330

Environmental obligations

In connection with the acquisition (see Note A), the Company assumed certain liabilities related to environmental issues cited in a 1995 Consent Decree (the “Consent Decree”) between Horsehead Industries, Inc. and the United States Environmental Protection Agency (“EPA) and the Pennsylvania Department of Environmental Protection. The Consent Decree calls for, among other things, the removal of certain materials

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

containing lead from the Company’s Palmerton, Pennsylvania facility and the construction of a storage building for calcine feed materials at the Palmerton facility. The Company has reviewed alternatives for meeting these requirements and has begun the removal of the lead material. These environmental obligations were recorded based on the estimated undiscounted costs required to achieve compliance with the Consent Decree and totaled $7,674 and $8,143 at December 31, 2006 and 2005, respectively.

Environmental obligations also include estimated post-closure costs required by the EPA’s Resource Conservation and Recovery Act (“RCRA”) related to a portion of the property at the Company’s Bartlesville, Oklahoma facility. This liability was recorded based on the estimated costs required to achieve compliance with the RCRA. In 2006, a post-closure permit was issued by the Oklahoma Department of Environmental Quality which triggered the beginning of a 30 year period of post-closure care. Based on the estimated annual costs required for the care specified under the permit, the liability was adjusted in 2006 to reflect the discounted net present value of these costs using an undiscounted obligation of $1,559 and a discount rate of 6%. The environmental obligations related to Bartlesville totaled $650 and $767 at December 31, 2006 and 2005 respectively.

Insurance claim liabilities

Insurance claim liabilities represent the non-current portion of the Company’s liabilities for self-insured retention under certain insurance policies, primarily related to workers’ compensation. The Company estimates $2,400 of workers’ compensation claims will be paid in 2007 (see Note H).

Asset retirement obligations

Effective December 31, 2003, the Company adopted SFAS 143 which requires the Company to recognize an estimated liability for environmental remediation at two of its locations. Under SFAS 143, the Company must currently recognize a liability for future asset retirement obligations if a reasonable estimate of the fair value of that liability can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS 143 resulted in (i) an increase in other long term liabilities as asset retirement obligations are required to be recognized, (ii) an increase in property, plant and equipment because the retirement costs are added to the carrying amount of the long-lived assets and (iii) an increase in expense for the depreciation of the asset and the accretion of the liability.

The adoption of SFAS 143 as of December 31, 2003 resulted in an $838 increase to property, plant and equipment and to other long term liabilities. The related depreciation expense for 2006, 2005 and 2004 was $35, $48 and $48, respectively, and the related accretion expense (which is included in interest expense) for 2006, 2005 and 2004 was $81, $75 and $70, respectively.

Effective December 31, 2005, the Company adopted FIN 47, which clarified the term “conditional asset retirement obligation (“ARO”) and provided guidance for assessing whether sufficient information exists to reasonably estimate the fair value of the ARO. The adoption of FIN 47 did not have any impact on the accompanying consolidated financial statements.

NOTE K — EMPLOYEE BENEFIT PLANS

The Company maintains three defined contribution 401(k) plans that cover substantially all of its employees. Salaried employees are eligible to enroll upon date of hire and hourly employees are eligible to enroll one year after their date of hire. Employees may make elective deferral contributions to the plans subject to certain plan and statutory limitations.

Beginning in January 2006, the Company matched one-third of employees’ contributions to the plan for salaried employees. The maximum Company contribution per employee is 2% of annual wages up to a

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maximum wage of $80. The provision for matching contributions for the salaried employees plan for 2006 was approximately $132.

Also beginning in January 2006, the Company made contributions to the two hourly employees’ plans in accordance with the provisions of the various basic labor agreements. The provision for contributions to the hourly employees’ plans for 2006 was approximately $469.

There were no Company contributions during the years ended December 31, 2005 and 2004 for any of the plans.

NOTE L — RELATED PARTY TRANSACTIONS

On December 23, 2003, the Company entered into a ten year management services agreement with an affiliated company, Sun Capital Partners Management III, LLC (“SCPM”). Under the terms of this agreement, financial and management services were provided to the Company including advice on financial reporting, accounting, management information systems and staffing. The annual fee for these services was the greater of $600 or 6% of the Company’s EBITDA, (defined as the sum of net income, interest expense, income taxes, depreciation and amortization) with further adjustments for certain extraordinary, nonrecurring and non-cash transactions as defined in the agreement. For 2006, 2005 and 2004, the provisions for such fees were $6,806, $1,354 and $600, respectively. Also, under the terms of the management services agreement, SCPM was entitled to receive a fee for services provided with respect to certain corporate events, such as refinancings, restructurings, equity and debt offerings, and mergers equal to 1% of the aggregate consideration resulting from the transaction. On July 15, 2005, the Company paid $720 to SCPM in conjunction with the establishment of the Credit Facility and on October 25, 2006 paid $500 to SCPM in connection with the amendment to the Credit Facility (see Note G). These payments are included in deferred financing costs (see Note F). Also on October 25, 2006 an additional one-time fee of $5,000 was paid to SCPM.

On November 22, 2006 the management services agreement with SCPM was terminated and in accordance with the termination agreement, a fee of $4,500 was paid by the Company to SCPM (see Note C).

The total expenses included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the SCPM fees described above are $16,306, $1,354 and $600 for 2006, 2005 and 2004, respectively.

In connection with the Company’s November 30, 2006 equity offering, a fee of $2,056 was paid to Sun Horsehead (See Note C).

Sun Horsehead issued a $7,290 term loan to the Company in December 2005 and a $5,000 term loan in April 2006. (see Note G). The principal and accrued interest balances for these loans were repaid in January 2006 and April 2006, respectively.

The Company had $17,370 of notes payable outstanding to stockholders at December 31, 2005 which were repaid in 2006 (see Note G).

The Company granted warrants for 1,830 and 4,108 shares of its common stock to certain of its stockholders in 2005 and 2004, respectively (see Note F).

NOTE M — STOCK OPTIONS

The Company adopted a stock option plan in 2004 (the “2004 Plan”) with subsequent amendments in December 2005 and November 2006. The 2004 Plan provides for the granting of options to acquire shares of common stock of the Company to key employees of the Company and its subsidiaries. A total of 1,685 shares are authorized and reserved for issuance under the 2004 Plan. Options granted under the 2004 Plan are non-qualified stock options within the meaning of Section 409A of the Internal Revenue Code of 1986, as

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amended. The 2004 Plan is administered by a committee designed by the Board of Directors of the Company which makes all determinations relating to the 2004 Plan including, but not limited to, those individuals who shall be granted options, the date each option shall vest and become exercisable, the number of shares to be subject to each option, and the option price. All options granted under the 2004 Plan to date are fully vested due to the change in ownership of the Company resulting from the equity offering and stock repurchase, as described in Note C, and may be exercised at any time prior to September 15, 2014. Compensation expense recognized in 2006 was $422.

During 2006, 2005 and 2004 options for 120, 210 and 1,083 shares, respectively, were granted with exercise prices of $7.39, $2.36 and $1.01, respectively. The fair value of each option granted under SFAS 123R was estimated on the date of the grant using the Black-Scholes option-pricing model. The Black-Scholes pricing model was also used for the Company’s proforma disclosure information for periods prior to 2006. The significant assumptions used in determining value were risk-free interest rates of 5.11%, 4.17% and 1.84% in 2006, 2005 and 2004, respectively; volatility of 40% for 2006 and 0% for 2005 and 2004; expected lives of 6.25 years and no expected dividends for 2006, 2005 and 2004.

The following summarizes the activity under the 2004 Plan:

		Range of Exercise	Weighted Average
	Number of Shares	Price	Exercise Price

Options outstanding at January 1, 2004	—	—	—
Granted in 2004	1,083	$1.01	$1.01

Options outstanding at December 31, 2004	1,083	$1.01	$1.01
Granted in 2005	210	$2.36	$2.36
Cancelled in 2005	120	$1.01	$1.01

Options outstanding at December 31, 2005	1,173	$1.01-$2.36	$1.25
Granted in 2006	120	$7.39	$7.39
Cancelled in 2006	258	$1.01-$7.39	$1.82

Options outstanding at December 31, 2006	1,035	$1.01-$7.39	$1.82

In connection with the November 30, 2006 equity offering (See Note C), the Company entered into an agreement with the option holders to cancel 20% of the options outstanding. Under this agreement, the option holders were paid an amount equal to $12.09 per share, less the applicable option exercise price. These payments aggregated $2,657 and resulted in a decrease in additional paid-in capital of $1,601, net of tax.

The following table summarizes the status of options outstanding at December 31, 2006:

		Weighted
		Average
Weighted Average	Number of	Remaining
Exercise Price	Shares	Contractual Life

$1.01	770	7.7
$2.36	169	7.7
$7.39	96	7.7

$1.82	1,035	7.7

In 2006, the Company adopted The Horsehead Holding Corp. 2006 Long-Term Equity Incentive Plan (“the 2006 Plan”) which provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and other equity-based awards. Directors, officers and other

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employees of the Company, as well as others performing services for the Company, are eligible for grants under the 2006 Plan. The 2006 Plan is administered by the Company’s Board of Directors (“the Board”).

A total of 1,101 shares of the Company’s common stock is available for issuance under the 2006 Plan. The number of shares available for issuance under the 2006 Plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, the Company may make any adjustments considered appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the 2006 Plan or covered by grants previously made under the 2006 Plan. The shares available for issuance under the 2006 Plan may be, in whole or in part, authorized and unissued or held as treasury shares.

The following is a summary of the material terms of the 2006 Plan.

Eligibility — Directors, officers and other employees of the Company, as well as other individuals performing services for the Company or to whom the Company has extended an offer of employment, are eligible to receive grants under the 2006 Plan. However, only employees may receive grants of incentive stock options.

Stock Options — The Board may award grants, subject to certain limitations, of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code, and other non-qualified stock options.

The exercise price of an option granted under the 2006 Plan may not be less than fair market value on the date of the grant.

The Board will determine the term of each option in its discretion. However, no term may exceed ten years from the date of grant, or, in the case of an incentive option granted to a person who owns stock representing more than 10% of our voting power, five years from the date of grant.

Stock Appreciation Rights (“SARs”) — SARs entitle a participant to receive the amount by which the fair market value of a share of the Company’s common stock on the date of exercise exceeds the grant price of the SAR. The grant price and the term of a SAR will be determined by the Board, except that the grant price of a SAR may not be less than the fair market value of the shares of the Company’s common stock on the grant date.

Termination of Options and SARs — Options and SARs under the 2006 Plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for the Company.

Restricted Stock — The Board may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Unless the Board determines otherwise, all restrictions on a grantee’s restricted stock will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for the Company.

Restricted Stock Units; Deferred Stock Units — The Board may award restricted stock units subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive one share of common stock for each restricted stock unit at the end of the vesting period applicable to such restricted stock unit. Unless the Board determines otherwise, all restrictions on a grantee’s restricted stock units will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for the Company.

Performance Awards — The Board may grant performance awards contingent upon achievement of specified performance criteria. Performance awards may include specific dollar-value target awards, such as

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performance units, the value of which is established by the Board at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. A performance award may be paid in cash and/or shares of the Company’s common stock or other securities.

Vesting — The terms and conditions of each award made under the equity incentive plan, including vesting requirements, will be set forth consistent with the 2006 Plan in a written agreement with the grantee. Except in limited circumstances, no award under the 2006 Plan may vest and become exercisable within six months of the date of grant, unless the Board determines otherwise.

Amendment and Termination of the Equity Incentive Plan — The Board may amend or terminate the 2006 Plan in its discretion, except that no amendment will become effective without prior approval of the Company’s stockholders if such approval is necessary for continued compliance with applicable stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the 2006 Plan without the affected participant’s consent. If not previously terminated by the Board, the 2006 Plan will terminate on the tenth anniversary of its adoption.

On January 16, 2007, the Board authorized the issuance of options to purchase 1,088 shares of the Company’s common stock to certain officers and employees of the Company under terms of the 2006 Plan.

NOTE N — ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The following is a description of the Company’s hedging programs:

In April 2006 and December 2005, the Company purchased put options for specified tons of zinc in 2007 and 2006, respectively. The cost of the 2007 and 2006 options was $6,932 and $7,290, respectively. The options settle monthly on an average LME pricing basis. Through December 31, 2006 the average LME zinc price exceeded the put option strike price each month, thus the 2006 options expired with no further financial requirements by the Company. The carrying value of the 2007 options was adjusted for the change in their fair market value during 2006. The unexpired 2007 options were sold in December, 2006 for their fair market value of $90. The Company recorded a charge to net sales of $14,132 in 2006 related to these options.

The Company entered into a contract for forward positions for specified tons of zinc for each of the months in the fourth quarter of 2005. The LME monthly settlement price for zinc was above the forward price for each month, resulting in a payment by the Company of approximately $1,614 which was charged against net sales during the quarter then ended.

The Company’s marketing strategy includes a metal hedging program that allows customers to secure a firm price for future deliveries under a sales contract. Hedges are entered into based on firm sales contracts to deliver specified quantities of product on a monthly basis for terms generally not exceeding one year. The Company’s raw material purchases related to such firm price contracts are at varying LME-based zinc prices. In order to protect its cash flow related to firm price sales contracts, the Company enters into fixed-to variable swap contracts to convert the LME-based fixed sales price back to variable. Thus, if raw material costs increase as a result of LME zinc price increases, the related sales value and related cash flows will also increase. During 2006, the Company recognized income of $2,064 from the settlement of such contracts, which is included as a component of net sales.

At December 31, 2006, approximately $9,326 of future contracts were outstanding, all of which settle in 2007. The fixed portion of these contracts have settlement prices ranging from $1.40 to $1.82 per pound. The fair value of these contracts at December 31, 2006 totaled approximately $977 which is included in “Prepaid expenses and other assets” in the consolidated balance sheets and as a component of net sales in the accompanying consolidated statement of operations.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE O — CONTINGENCIES

The Company is subject to federal, state and local laws designed to protect the environment and believes that as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company.

The Company is party to various litigation, claims and disputes, including labor regulation claims and OSHA and environmental regulation violations, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company expects that the outcome of these matters will not result in a material adverse effect on its business, financial condition or results of operations.

The Company entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection, dated June 28, 2006, related to the resolution of fugitive emission violations at its Monaca facility. Pursuant to the terms of the Consent Order and Agreement, the Company is obligated to undertake corrective action. Additionally, the Company paid an initial civil penalty of $50 and is obligated to pay an additional $2.5 per month for 24 months, subject to extended or early termination.

NOTE P — EARNINGS PER SHARE

Basic earnings (loss) per common share (“EPS”) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to basic earnings (loss) per share except that the denominator is increased to include the number of shares that would have been outstanding if the potentially dilutive common shares had been issued.

The Company uses the treasury stock method when calculating the dilutive effect in basic EPS. Diluted EPS for periods with a net loss is calculated by dividing the net loss available to common stockholders by the weighted average number of shares outstanding.

The information used to compute basic and diluted earnings (loss) per share follows:

	2006	2005	2004

Basic earnings (loss) per share:
Income (loss) available to common stockholders	$54,457	$3,147	$(1,980)
Weighted average shares outstanding — basic	20,138	19,963	19,963
Basic earnings (loss) per share	$2.70	$0.16	$(0.10)

Diluted earnings per share:
Income (loss) available to common stockholders	$54,457	$3,147	$(1,980)
Weighted average shares outstanding — diluted	27,138	25,988	19,963
Diluted earnings (loss) per share	$2.01	$0.12	$(0.10)

Reconciliation of average shares outstanding — basic to average shares outstanding — diluted:
Weighted average shares outstanding — basic	20,138	19,963	19,963
Effect of dilutive securities:
Options	1,066	516	—
Warrants	5,934	5,509	—

Weighted average shares outstanding — diluted	27,138	25,988	19,963

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Options to purchase 210 shares of common stock at a price of $2.36 per share were outstanding at December 31, 2005, but were not included in diluted earnings per share as their effect would be anti-dilutive.

NOTE Q — COMMITMENTS

Operating Leases

The Company has operating leases for equipment and railroad cars which expire at various dates through December 2015. Future minimum lease payments under these noncancelable operating leases as of December 31, 2006 are as follows:

Years Ending December 31,	Amounts

2007	$2,435
2008	2,106
2009	1,226
2010	763
2011	439
Thereafter	507

$7,476

Rent expense for all operating leases for 2006, 2005 and 2004 approximated $2,760, $2,013 and $1,629, respectively.

Power Station Operation and Maintenance Agreement

The Company entered into an operation and maintenance agreement with a third party service provider (“the Operator”) in April 2004. The agreement provided for the Operator to operate and maintain the Company’s coal fired power station located at the Monaca facility. The Company was responsible for capital expenditures at the facility. Power was provided to the Company based on actual 2002 operating costs adjusted for inflation and other factors. Billings to the Company were monthly and were subject to annual reconciliation by both parties. The gross margin on revenues from excess power sales were shared by both parties. The agreement was to expire in 2024.

In June 2006, the Company and the Operator negotiated the termination of the operation and maintenance agreement. As a result, the agreement was terminated on August 31, 2006 and the Company assumed full control of the power station on September 1, 2006. The settlement included a termination payment of $2,000 due to the Operator which was paid in August 2006.

Amounts payable to the Operator related to this agreement approximated $1,031 and $4,382 at December 31, 2006 and 2005, respectively. Revenue recognized for power sales approximated $4,043, $3,042 and $3,643 for the years ended December 31, 2006, 2005 and 2004 respectively.

Long Term Purchase Agreements

In August 2006 the Company entered into a coal supply agreement for the coal requirements of its power plant located in Monaca, Pennsylvania. The agreement requires the Company to purchase up to 420 tons of coal per year through 2008 resulting in purchase commitments of $16,943 and $17,173 for 2007 and 2008, respectively. These commitments are subject to adjustment in connection with the fuel surcharge provisions of the agreement.

HORSEHEAD HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE R — SUBSEQUENT EVENTS

On April 12, 2007, the Company completed the private placement of 13,974 shares of its common stock at a price of $13.50 per share, less a 7% initial purchaser’s discount and placement fee. The aggregate net proceeds for the total offering, after deducting discounts and commissions of $13,205, were equal to $175,442. All proceeds of the offering, including discounts and commissions, were placed into escrow pending authorization by the U.S. Federal Energy Regulatory Commission (the “FERC”) of the proposed application of the net proceeds. If the Company receives authorization from the FERC on or prior to May 31, 2007 (subject to a 30-day extension by an affirmative vote of the Company’s board of directors), the net proceeds held in escrow will be used primarily to repurchase 6,213 shares of the Company’s common stock held by its pre-November 2006 stockholders (see Note C) and to redeem 5,938 outstanding warrants exercisable for shares of its common stock at a price of $12.55 per share. If authorization is not received from the FERC within such time frame, the Company will redeem all shares of the common stock sold in the offering at 100% of the purchase price plus interest accrued on the escrow account.

29,860,436 Shares

Horsehead Holding Corp.

Common Stock

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by Horsehead Holdings Corp. in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee		$12,376
NASD filing fee		21,847
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 (“Section 145”) of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above are not exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

During the three-year period preceding the date of the filing of this registration statement, we have issued and sold the following securities without registration under the Securities Act:

On September 15, 2004, we issued options to purchase an aggregate of 962,839 shares of our common stock to certain members of our management team.

On March 31, 2004, April 30, 2004 and March 21, 2005, we issued warrants to Sun Capital and our other stockholders to purchase an aggregate of 4,107,625 shares, 10,261 shares and 1,830,469 shares, respectively, of our common stock.

On December 7, 2005, we issued options to purchase an aggregate of 120,357 shares of our common stock to Ali Alavi, our Vice President — Corporate Administration, General Counsel and Secretary, and options to purchase an aggregate of 90,274 shares to Frank Vallelunga, our controller.

On July 10, 2006, we issued options to purchase an aggregate of 120,357 shares of our common stock to Robert Elwell, our Vice President — Operations.

On January 16, 2007, we granted options to purchase an aggregate of 1,087,500 shares of our common stock to our named executive officers and 21 employees.

On May 14, 2007, we issued 74,074 shares of our common stock in respect of options that were exercised by certain members of our management team.

We believe sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act pursuant to Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided for in Rule 701. The recipients of securities in each such transaction presented their intention to acquire securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients received or had access to adequate information about us.

On November 30, 2006, we completed a private placement of 15,812,500 shares of common stock (including 2,026,500 shares pursuant to the exercise of an over-allotment option), 12,799,902 of which were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act, 1,232,691 of which were offered and sold to foreign buyers pursuant to Regulation S promulgated under the Securities Act and 1,779,907 of which were offered and sold to accredited investors pursuant Rule 506 under the Securities Act. Friedman, Billings, Ramsey & Co., Inc. (“FBR”) served as the initial purchaser under the Rule 144A and Regulation S offerings and served as our placement agent with respect to the Rule 506 offering. In the 144A and Regulation S offerings, we sold the securities to FBR at a price of $12.09 per share, which was a $0.91 per share discount over the gross offering price to the investors of $13.00 per share. In the 506 offering we sold shares to the investors at $13.00 per share and paid FBR a $0.91 per share commission. Aggregate net proceeds to us for the total offering, after deducting discounts and commissions of $14,388,375, was $191,173,125. We relied on subscription agreements and associated questionnaires in order to satisfy ourselves that the requirements of Rule 144A, Regulation S and Rule 506, as applicable, were satisfied.

On April 12, 2007, we completed a private placement of 13,973,862 shares of our common stock (including 1,822,678 shares pursuant to the exercise of an over-allotment option), 10,501,659 of which were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act, 245,000 of which were offered and sold to foreign buyers pursuant to Regulation S promulgated under the Securities Act and 3,277,203 of which were offered and sold to accredited investors pursuant Rule 506 under the Securities Act. FBR served as the initial purchaser under the Rule 144A and Regulation S offerings and served as our placement agent with respect to the Rule 506 offering. In the 144A and Regulation S offerings, we sold the securities to FBR at a price of $12.56 per share, which was a $0.95 per share discount to the gross offering price to the investors of $13.50 per share. In the 506 offering, we sold shares to the investors at $13.50 per share and paid FBR a $0.95 per share commission. Aggregate net proceeds to us for the total offering, after deducting discounts and commissions of $13,205,300, was $175,441,837. We relied on subscription agreements and associated questionnaires in order to satisfy ourselves that the requirements of Rule 144A, Regulation S and Rule 506, as applicable, were satisfied.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Reference is made to the attached Exhibit Index, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedule I:  Condensed Financial Information of Registrant

HORSEHEAD HOLDING CORP.

CONDENSED BALANCE SHEETS — PARENT COMPANY ONLY
December 31, 2006 and 2005

	2006	2005
	(Amounts in thousands)

ASSETS
Investment in and advances to subsidiary	49,994	21,784

Total assets	$49,994	$21,784

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses	—	623
Long-term debt	—	17,370
Stockholders’ equity
Common stock	220	199
Additional paid-in capital	23,433	2,707
Retained earnings	26,341	885

Total stockholders’ equity	49,994	3,791

Total liabilities and stockholders’ equity	$49,994	$21,784

See notes to condensed financial statements of the registrant

HORSEHEAD HOLDING CORP.

CONDENSED STATEMENT OF OPERATIONS — PARENT COMPANY ONLY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
	(Amounts in thousands)

Equity in income (loss) of subsidiary, net of taxes (benefit) of $32,717, $2,797 and $(864) for 2006, 2005 and 2004	$55,258	4,303	(1,303)
Interest expense	801	1,929	1,124

Income (loss) before income taxes	54,457	2,374	(2,427)
Income tax (benefit)	—	(773)	(447)

NET INCOME (LOSS)	$54,457	$3,147	$(1,980)

HORSEHEAD HOLDING CORP.

CONDENSED STATEMENTS OF CASH FLOWS — PARENT COMPANY ONLY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
	(Amounts in thousands)

Cash Flows from Operating Activities:
Net income (loss)	$54,457	$3,147	$(1,980)
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:
Equity in (income) loss of subsidiary	(55,258)	(4,303)	1,303
Amortization	—	837	140
Changes in operating assets and liabilities:
Increase (decrease) in accrued expenses	(623)	72	537

Net cash (used in) operating activities	(1,424)	(247)	—
Cash Flows from Investing Activities:
Capital contribution and advances to subsidiary	(23,154)	—	(4,500)
Dividend received from subsidiary	49,023	4,747	—

Net cash provided by (used in) investing activities	25,869	4,747	(4,500)
Cash Flows from Financing Activities:
Dividends paid	(29,001)	—	—
Proceeds from equity offering, net of expenses	188,163	—	—
Common stock repurchase	(166,237)	—	—
Proceeds from issuance of notes payable	—	—	4,500
Payments on notes payable and long-term debt	(17,370)	(4,500)	—

Net cash provided by (used in) financing activities	(24,445)	(4,500)	4,500

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	—	—

Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	$—	$—	$—

HORSEHEAD HOLDING CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS OF REGISTRANT

NOTE 1.  The condensed financial information includes only the financial information for the Registrant, Horsehead Holding Corp., excluding all of its consolidated subsidiaries. The schedule is required based upon the limitations on dividends and distributions that its subsidiary, Horsehead Corporation (the Operating Company) can make to the registrant under the terms of its $132 million credit facility with CIT and Contrarian as described in Note G to the consolidated financial statements.

NOTE 2.  The registrant received a dividend from Horsehead Corporation totaling $49.0 million during fiscal 2006, which was funded with the proceeds of borrowings on the credit facility described in Note 1 above.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Monaca, Pennsylvania, on June 6, 2007.

By:	/s/ James M. Hensler
Name: James M. Hensler
Title President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 6, 2007:

Signature		Title

/s/ James M. Hensler James M. Hensler		President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

/s/ Robert D. Scherich Robert D. Scherich		Vice President and Chief Financial Officer (principal financial and accounting officer)

* Clarence E. Terry		Director

/s/ John van Roden John van Roden		Director

/s/ T. Grant John T. Grant John		Director

/s/ Bryan D. Rosenberger Bryan D. Rosenberger		Director

*By:	/s/ Robert D. Scherich Robert D. Scherich Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

3	.1 *	Second Amended and Restated Certificate of Incorporation of the Registrant
3	.2 *	Amended and Restated By-laws of the Registrant
4	.1 *	Specimen Common Stock Certificate
4	.2 *	Amended and Restated Registration Agreement, dated as of November 30, 2006, by and among the Registrant, Sun Horsehead, LLC and certain of its other stockholders party thereto
4	.3 *	Registration Rights Agreement dated as of November 30, 2006 by and among the Registrant and Friedman, Billings, Ramsey, & Co., Inc.
4	.4 *	Registration Rights Agreement dated as of April 12, 2007 by and among the Registrant and Friedman, Billings, Ramsey and Co., Inc.
5.1		Opinion of Kirkland & Ellis LLP
10	.1 *	Horsehead Holding Corp. 2006 Long-Term Equity Incentive Plan
10	.2 *	Form of Option Agreement issued under 2006 Long-Term Equity Incentive Plan
10	.3 *	Amended and Restated Horsehead Holding Corp. 2004 Stock Option Plan
10	.4 *	Form of Option Agreement issued under 2004 Stock Option Plan
10	.5 *	Employment Agreement, dated as of November 30, 2006 by and between Horsehead Corporation and James M. Hensler
10	.6 *	Employment Agreement, dated as of November 30, 2006 by and between Horsehead Corporation and Robert D. Scherich
10	.7 *	Employment Agreement, dated as of November 30, 2006 by and between Horsehead Corporation and Ali Alavi
10	.8 *	Purchase/Placement Agreement dated November 20, 2006 by and between Horsehead Holding Corp. and Friedman, Billings, Ramsey & Co., Inc.
10	.9 *	Financing Agreement dated as of July 15, 2005 by and among Horsehead Corporation, Horsehead Intermediary Corp., Chestnut Ridge Railroad Corp., The CIT Group/Business Credit, Inc., PNC Bank National Association and certain lenders party thereto
10	.10 *	Amendment No. 1 to CIT Financing Agreement dated as of October 21, 2005
10	.11 *	Amendment No. 2 to CIT Financing Agreement dated as of January 18, 2006
10	.12 *	Amendment No. 3 to CIT Financing Agreement dated as of April 28, 2006
10	.13 *	Amendment No. 4 to CIT Financing Agreement dated as of October 25, 2006
10	.14 *	Financing Agreement dated as of July 15, 2005 by and among Horsehead Corporation, Horsehead Intermediary Corp., Chestnut Ridge Railroad Corp., CML I, LLC (as successor by assignment to Contrarian Service Company, LLC) and Contrarian Financial Services Company, LLC
10	.15 *	Amendment No. 1 to Contrarian Financing Agreement dated as of January 18, 2006
10	.16 *	Amendment No. 2 to Contrarian Financing Agreement dated as of April 28, 2006
10	.17 *	Amendment No. 3 to Contrarian Financing Agreement dated as of October 25, 2006
10	.18 *	Securityholders Agreement, dated as of December 23, 2003, by and among the Registrant, Sun Horsehead, LLC and certain of its other stockholders party thereto
10	.19 *	Letter Agreement re: Retention Bonus Arrangement, dated October 31, 2006, between the Registrant and James M. Hensler
10	.20 *	Letter Agreement re: Retention Bonus Arrangement, dated October 31, 2006, between the Registrant and Robert D. Scherich
10	.21 *	Letter Agreement re: Retention Bonus Arrangement, dated October 31, 2006, between the Registrant and Ali Alavi
10	.22 *	Letter Agreement re: SEC Filing Bonus Arrangement, dated October 31, 2006, between the Registrant and James M. Hensler
10	.23 *	Letter Agreement re: SEC Filing Bonus Arrangement, dated October 31, 2006, between the Registrant and Robert D. Scherich

Exhibit
Number		Description of Document

10	.24 *	Securities Repurchase Agreement, dated as of November 30, 2006, by and among the Registrant, Sun Horsehead, LLC and certain of its other stockholders party thereto
10	.25 *	Purchase/Placement Agreement dated April 4, 2006 by and between the Registrant and Friedman, Billings, Ramsey & Co., Inc.
10	.26 *	Securities Repurchase Agreement, dated as of April 12, 2007, by and among the Registrant, Sun Horsehead, LLC and certain of its other stockholders party thereto
21	.1 *	List of subsidiaries of the Registrant
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23.2		Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24	.1 *	Powers of Attorney
24.2		Powers of Attorney of John van Roden, T. Grant John and Bryan D. Rosenberger

*	Previously filed.